Wisconsin Energy Corporation



Committed to the course

2007 Annual Report

Notice of 2008 Annual Meeting and Proxy Statement

TABLE OF CONTENTS



FINANCIAL HIGHLIGHTS

FIVE-YEAR PERFORMANCE CHART

If you had invested $100 in Wisconsin Energy stock on the last trading day of 2002 and reinvested the dividends, your $100 investment would have grown to $219 by the end of 2007. That exceeds what you would have earned by investing the same amount in the S&P 500 or in our peer group of highly regulated utilities.

WISCONSIN ENERGY CORPORATION FIVE-YEAR PERFORMANCE CHART
Annual Cumulative Returns with $100 Invested at 12/31/02*



Value of Investment at Year-End
$250
$225
$200
$175
$150
$125
$100
Wisconsin Energy Corporation
S&P 500
Peer Group of Highly Regulated Utilities
Peer Group that includes unregulated power producers
$229
$219
$203
$183
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

* Includes reinvested dividends. For additional information, see page F-80.



EARNINGS PER SHARE – CONTINUING OPERATIONS
(in dollars)
$2.56
$2.64
$2.84
$2.42
$2.58
$2.84
'05
'06
'07
'05
'06
'07
EPS
Adjusted EPSa
DIVIDENDS PER SHARE
(in dollars)
$0.88
$0.92
$1.00b
'05
'06
'07
DEBT TO TOTAL CAPITAL
(in percent)
59.5%
59.5%
55.3%c
'05
'06
'07

a. Excludes nonoperating items totaling 14 cents per share in 2005 and 6 cents per share in 2006. For additional information, see page F-82.

b. The quarterly dividend was increased from 25 cents per share to 27 cents per share in the first quarter of 2008.

c. Attributes $250 million of the $500 million aggregate principal amount of 2007 Series A Junior Subordinated Notes to common equity. The major credit agencies currently attribute at least 50% common equity to these securities. For further explanation, see page F-22.

◀ Interior view of the new, 450-ft. tall chimney at We Energies' Pleasant Prairie Power Plant. The chimney is part of an air quality control project completed in 2007 that is removing more than 95 percent of sulfur dioxide emissions and is reducing nitrogen oxide emissions by approximately 90 percent.





GALE E. KLAPPA

Chairman, President and Chief Executive Officer

TO OUR STOCKHOLDERS,

As I reflect on the year just passed, I'm reminded of a comment once made by Walt Disney, one of the most creative and successful pioneers of the past century. Disney said that one of the secrets to his success was simply to... "get a good idea and stay with it. Work at it until it's done and done right."

That philosophy sums up the year 2007 for Wisconsin Energy. The results are clear. We set new financial and operational records. We satisfied more customers. And we made solid progress on our strategic plan.

Here are a few of the highlights.

STRONG FINANCIAL RESULTS

Earnings from continuing operations rose to $2.84 per share—an increase of 10 percent over the comparable results for 2006. Our quarterly dividend rose by 8.7 percent to $1.00 per share for 2007. And as we entered the new year, our board of directors voted to raise the dividend again to a new annual rate of $1.08 per share. This marks the fifth consecutive year that we've raised our dividend.

WE SET NEW FINANCIAL AND OPERATIONAL RECORDS. WE SATISFIED MORE CUSTOMERS. AND WE MADE SOLID PROGRESS ON OUR STRATEGIC PLAN.

I'm also pleased to report that the financial markets responded positively to our progress and to the prospects for our company going forward. Wisconsin Energy stock set a new all-time high of $50.48 per share on December 21. Also, as the performance chart shows on page one, our total shareholder return over the past five years has been exceptional—outpacing the S&P 500 and a peer group of other highly regulated utilities across the United States.

As you know, we've been working hard to upgrade the energy infrastructure in the region. Last year alone, we invested $1.2 billion in new power plants, environmental controls and distribution assets that form the backbone of our electricity and natural gas networks.

Despite this significant investment, our ratio of debt to total capital in the business improved during 2007—coming in significantly better than plan at 55.3 percent.

AWARD-WINNING RELIABILITY

On the operational side of our business, we won our industry's equivalent of the Big Ten Championship—again. For the fifth time in the past six years, we were named the most reliable utility in the Midwest by an independent consulting firm. We also produced a record amount of electricity at our Presque Isle Power Plant—more than any other year in the 50+ years of operation at the site.

In addition, we completed a major, $257 million environmental upgrade at our largest coal-fired generating plant—our Pleasant Prairie station in the southeastern corner of Wisconsin. The project was finished on time and better than budget.

We continue to work relentlessly to improve customer satisfaction with our company. And the numbers are encouraging. As we closed 2007, we recorded the highest December ratings for very satisfied customers since the merger of Wisconsin Electric and Wisconsin Gas in the year 2000.

Our focus on satisfying customers with reliable service and responsive care is driven by one simple fact: The most successful companies over the long run—whether they're manufacturers, retailers or utilities—deliver high levels of customer satisfaction day in and day out. Our goal is to become our industry's leader in customer satisfaction. We're not there yet. But we're knocking on the door.

FOR THE FIFTH TIME IN THE PAST SIX YEARS, WE WERE NAMED THE MOST RELIABLE UTILITY IN THE MIDWEST.

POINT BEACH SALE

In last year's report, I mentioned that we hoped to gain all necessary state and federal approvals during 2007 for the sale of our Point Beach Nuclear Plant to FPL Energy, a subsidiary of FPL Group in Florida.

We were successful in obtaining the regulatory approvals, and we closed the sale at the end of September. This was our most important strategic initiative of the year, and I believe this was a very positive transaction for our company.

We received the highest price per unit of capacity ever achieved for the full sale of a nuclear unit in the United States. And we preserved the benefits of the plant for our customers for years to come by agreeing to purchase all the energy for the remaining life of the units—at a price comparable to our projected cost of power had we continued to own and operate the plant.

In addition, we are returning to our customers through bill credits more than $800 million of cash proceeds from the sale and from the funds that were released to the company from the Point Beach nuclear decommissioning trusts. These sizable bill credits mean that our retail customers in Wisconsin will experience only modest price increases in 2008 and 2009 and, overall, I expect that our rates will continue to remain below the national average.

THE POINT BEACH SALE WAS OUR MOST IMPORTANT STRATEGIC INITIATIVE OF THE YEAR, AND I BELIEVE THIS WAS A VERY POSITIVE TRANSACTION FOR OUR COMPANY.

POWER THE FUTURE UPDATE

If you've followed the company over the past few years, you know that we're engaged in the largest construction program in our history—building the capacity the region needs to support our economy today and in the decade ahead.

We call it our Power the Future plan. The plan, which was approved by the Public Service Commission of Wisconsin, calls for four major new generating units and Wisconsin's largest wind farm to date to be completed between the years 2005 and 2010.

The first new gas-fired unit at our Port Washington site was placed into service in July of 2005—on time and on budget.

Construction on the second unit at Port Washington is essentially complete. Commissioning is now underway, and we expect the 545-megawatt unit to begin commercial operation by June of this year.

At our Oak Creek site, south of Milwaukee, we're building two new coal-fired units. Activity at the site began on June 29, 2005, following a favorable ruling by the Wisconsin Supreme Court. Since that time, we've made significant progress. And at the end of December, we passed an important milestone. The project closed the year at more than 50 percent complete, with Unit 1 and common facilities at 60 percent complete.

I should point out, however, that the winter conditions have proven very difficult for construction in Wisconsin—with record amounts of snow that impeded our contractor's progress. Currently, the schedule calls for the first unit at Oak Creek to begin commercial service at the end of September 2009, with the second unit following one year later in September 2010. We're tracking within the approved construction budget for Oak Creek. And progress at the site continues.

We have received all the permits needed to build the facilities at Oak Creek. One of these permits,



which will allow us to operate the water intake and discharge system, continues to be challenged by two environmental groups that oppose the plant.

On March 5, 2007, the Dane County Circuit Court issued its ruling. The court affirmed in important respects the decision by the Wisconsin Department of Natural Resources (DNR) to issue the permit, but also remanded certain aspects of the permit—in light of a federal case called Riverkeeper II that could affect power plants nationwide.

Following that decision, two threshold questions had to be answered:

- Do the new units at Oak Creek qualify technically as an expansion of an existing plant.
- Is the water intake system we've chosen still the best available technology.

We believed that the additions at Oak Creek qualified as an expansion of an existing plant and DNR also believed this. However, in a decision on November 29, 2007, the Administrative Law Judge in the case ruled that the units must be treated as a new facility for purposes of this permit.

So we have submitted to DNR a request to modify the permit, and we provided additional technical data in February to demonstrate why the water intake system is the best technology for the site. We expect DNR to issue a draft, modified permit for public comment in the first half of this year.

We're convinced that the water intake structure we've built is the best environmental solution — because it minimizes the impact on the lake and results in lower air emissions, less use of coal and less use of Lake Michigan water than other types of cooling systems.

BLUE SKY GREEN FIELD

In the meantime, we're making great progress at our Blue Sky Green Field wind project in eastern Wisconsin. The project is on time and on budget—headed for commercial service during the first half of this year.

When complete, our new wind farm will double the amount of wind capacity operating in Wisconsin and will help us meet the renewable portfolio standard that has become state law.

As we look forward, our job in 2008 is to execute well... to stay the course...to build on the grand idea of staying with it, working at it until it's done and done right.

I'm optimistic about our prospects, and I firmly believe that when the future gets here...it will be a bright one.

On behalf of our management team, thank you for your confidence and support.

Sincerely,

Gale Klappa

Gale E. Klappa
Chairman, President and Chief Executive Officer
March 7, 2008





OAK CREEK

Construction of the $2.2 billion Oak Creek expansion passed the halfway point at the end of 2007. The overall project closed the year at more than 50 percent complete, with Unit 1 and common facilities at 60 percent complete. One of the milestones achieved during 2007 was the start up of the new coal-handling facility. The new equipment has been serving the existing Oak Creek units since November and will fuel the expansion units when they are completed.





PORT WASHINGTON

The Port Washington Generating Station is nearing completion, with the second 545-megawatt unit expected to achieve commercial operation by June 2008. The first unit went into service in July 2005. Located north of Milwaukee along Lake Michigan, the natural gas-fueled plant replaces a coal-fueled plant that had operated on the site since 1935.





BLUE SKY GREEN FIELD

Built on the Niagara Escarpment in eastern Wisconsin, Blue Sky Green Field will be the state's largest wind farm. The 10,600-acre site will have 88 wind turbines and a generating capacity of 145 megawatts — enough to power approximately 36,000 typical residential homes. Construction is scheduled for completion by midyear 2008. Several of the turbines began generating electricity in February.



WISCONSIN ENERGY CORPORATION (NYSE: WEC) is one of the nation's premier energy companies with more than $11 billion of assets and a diversified portfolio of businesses engaged in electric generation; electric, natural gas, steam and water distribution; and certain nonutility businesses.

Its principal utilities are We Energies (the trade name for Wisconsin Electric Power Company and Wisconsin Gas LLC) and Edison Sault Electric Company. These companies serve more than 1.1 million electric customers in Wisconsin and Michigan's Upper Peninsula, and more than one million natural gas customers in Wisconsin.

Through its nonutility subsidiaries, the company also is involved in renewable energy technology and real estate development.

Headquartered in Milwaukee, Wisconsin Energy has approximately 5,000 employees and more than 50,000 stockholders of record.

ELECTRIC CUSTOMERS AS OF DEC. 31, 2007: 1,132,500


We Energies
Electric Service Areas
Edison Sault Electric Company
Electric Service Area

NATURAL GAS CUSTOMERS AS OF DEC. 31, 2007: 1,049,500


We Energies
Natural Gas Service Areas

◀ The new coal-handling system at Oak Creek includes more than 2.5 miles of conveyor belts. Placed into service in 2007, it's capable of fueling the existing and expansion units with 3,000 tons of coal per hour.

2007 ANNUAL FINANCIAL STATEMENTS AND REVIEW OF OPERATIONS


Deposits

Wisconsin Energy Corporation

TABLE OF CONTENTS

DEFINITION OF ABBREVIATIONS AND INDUSTRY TERMS

The abbreviations and terms set forth below are used throughout this report and have the meanings assigned to them below.

Wisconsin Energy Subsidiaries and Affiliates

Primary Subsidiaries	
Edison Sault	Edison Sault Electric Company
We Power	W.E. Power, LLC
Wisconsin Electric	Wisconsin Electric Power Company
Wisconsin Gas	Wisconsin Gas LLC
Significant Assets	
OC 1	Oak Creek expansion Unit 1
OC 2	Oak Creek expansion Unit 2
Point Beach	Point Beach Nuclear Plant
PWGS	Port Washington Generating Station
PWGS 1	Port Washington Generating Station Unit 1
PWGS 2	Port Washington Generating Station Unit 2
Other Affiliates	
ATC	American Transmission Company LLC
Calumet	Calumet Energy
Minergy	Minergy LLC
Minergy Neenah	Minergy Neenah, LLC
NMC	Nuclear Management Company, LLC
WICOR	Wicor, Inc.
Wispark	Wispark LLC
Wisvest	Wisvest LLC
Federal and State Regulatory Agencies	
DOA	Wisconsin Department of Administration
DOE	United States Department of Energy
EPA	United States Environmental Protection Agency
FERC	Federal Energy Regulatory Commission
IRS	Internal Revenue Service
MPSC	Michigan Public Service Commission
NRC	United States Nuclear Regulatory Commission
PSCW	Public Service Commission of Wisconsin
SEC	Securities and Exchange Commission
WDNR	Wisconsin Department of Natural Resources
Environmental Terms	
Act 141	2005 Wisconsin Act 141
Air Permit	Air Pollution Control Construction Permit
BART	Best Available Retrofit Technology
BTA	Best Technology Available
CAA	Clean Air Act
CAIR	Clean Air Interstate Rule
CAMR	Clean Air Mercury Rule
CAVR	Clean Air Visibility Rule
CERCLA	Comprehensive Environmental Response, Compensation and Liability Act
CO_2	Carbon Dioxide
CWA	Clean Water Act
NAAQS	National Ambient Air Quality Standard
NO_x	Nitrogen Oxide
$PM_{2.5}$	Fine Particulate Matter
RI/FS	Remedial Investigation and Feasibility Study

DEFINITION OF ABBREVIATIONS AND INDUSTRY TERMS

The abbreviations and terms set forth below are used throughout this report and have the meanings assigned to them below.

SO_2	Sulfur Dioxide
WPDES	Wisconsin Pollution Discharge Elimination System

Other Terms and Abbreviations

ALJ	Wisconsin Administrative Law Judge
Compensation Committee	Compensation Committee of the Board of Directors
CPCN	Certificate of Public Convenience and Necessity
D&D Fund	Uranium Enrichment Decontamination and Decommissioning Fund
Energy Policy Act	Energy Policy Act of 2005
Fitch	Fitch Ratings
FPL	FPL Group, Inc.
FTRs	Financial Transmission Rights
Guardian	Guardian Pipeline L.L.C.
GCRM	Gas Cost Recovery Mechanism
GDP	Gross Domestic Product
Junior Notes	Wisconsin Energy's 2007 Series A Junior Subordinated Notes due 2067 issued in May 2007
LLC	Limited Liability Company
LMP	Locational Marginal Price
LSEs	Load Serving Entities
MAIN	Mid-America Interconnected Network, Inc.
MISO	Midwest Independent Transmission System Operator, Inc.
MISO Energy Markets	MISO bid-based energy market
Moody's	Moody's Investor Service
PJM	PJM Interconnection, L.L.C.
PRSG	Planning Reserve Sharing Groups
PSEG	Public Service Enterprise Group
PTF	*Power the Future*
PUHCA 1935	Public Utility Holding Company Act of 1935, as amended
PUHCA 2005	Public Utility Holding Company Act of 2005
RCC	Replacement Capital Covenant dated May 11, 2007
RFC	Reliability First Corporation
RSG	Revenue Sufficiency Guarantee
RTO	Regional Transmission Organizations
S&P	Standard & Poor's Ratings Services

Measurements

Btu	British thermal unit(s)
Dth	Dekatherm(s) (One Dth equals one million Btu)
kW	Kilowatt(s) (One kW equals one thousand watts)
kWh	Kilowatt-hour(s)
MW	Megawatt(s) (One MW equals one million watts)
MWh	Megawatt-hour(s)
Watt	A measure of power production or usage

Accounting Terms

AFUDC	Allowance for Funds Used During Construction
APB	Accounting Principles Board
ARO	Asset Retirement Obligation
CWIP	Construction Work in Progress
FASB	Financial Accounting Standards Board
FIN	FASB Interpretation
FSP	FASB Staff Position
GAAP	Generally Accepted Accounting Principles
NOLs	Net Operating Loss Carryforwards

DEFINITION OF ABBREVIATIONS AND INDUSTRY TERMS

The abbreviations and terms set forth below are used throughout this report and have the meanings assigned to them below.

OPEB	Other Post-Retirement Employee Benefits
SFAS	Statement of Financial Accounting Standards
Accounting Pronouncements	
FIN 46	Consolidation of Variable Interest Entities
FIN 46R	Consolidation of Variable Interest Entities (Revised 2003)
FIN 47	Accounting for Conditional Asset Retirement Obligations
FIN 48	Accounting for Uncertainty in Income Taxes
FSP SFAS 106-2	Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003
FSP FIN 46R-6	Determining the Variability to Be Considered in Applying FIN 46R
SFAS 34	Capitalization of Interest Cost
SFAS 71	Accounting for the Effects of Certain Types of Regulation
SFAS 87	Employers' Accounting for Pensions
SFAS 106	Employers' Accounting for Postretirement Benefits Other Than Pensions
SFAS 109	Accounting for Income Taxes
SFAS 115	Accounting for Certain Investments in Debt and Equity Securities
SFAS 123	Accounting for Stock-Based Compensation
SFAS 123R	Share-Based Payment (Revised 2004)
SFAS 133	Accounting for Derivative Instruments and Hedging Activities
SFAS 142	Goodwill and Other Intangible Assets
SFAS 143	Accounting for Asset Retirement Obligations
SFAS 144	Accounting for the Impairment or Disposal of Long-Lived Assets
SFAS 149	Amendment of SFAS 133 on Derivative Instruments and Hedging Activities
SFAS 157	Fair Value Measurements
SFAS 158	Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans
SFAS 159	The Fair Value Option for Financial Assets and Financial Liabilities

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based upon management's current expectations and are subject to risks and uncertainties that could cause our actual results to differ materially from those contemplated in the statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements include, among other things, statements concerning management's expectations and projections regarding earnings, completion of construction projects, regulatory matters, fuel costs, sources of electric energy supply, coal and gas deliveries, remediation costs, environmental and other capital expenditures, liquidity and capital resources and other matters. In some cases, forward-looking statements may be identified by reference to a future period or periods or by the use of forward-looking terminology such as "anticipates," "believes," "estimates," "expects," "forecasts," "guidance," "intends," "may," "objectives," "plans," "possible," "potential," "projects" or similar terms or variations of these terms.

Actual results may differ materially from those set forth in forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements or otherwise affect our future results of operations and financial condition include, among others, the following:

- Factors affecting utility operations such as unusual weather conditions; catastrophic weather-related or terrorism-related damage; availability of electric generating facilities; unscheduled generation outages, or unplanned maintenance or repairs; unanticipated events causing scheduled generation outages to last longer than expected; unanticipated changes in fossil fuel, purchased power, coal supply, gas supply or water supply costs or availability due to higher demand, shortages, transportation problems or other developments; nonperformance by electric energy or natural gas suppliers under existing power purchase or gas supply contracts; environmental incidents; electric transmission or gas pipeline system constraints; unanticipated organizational structure or key personnel changes; collective bargaining agreements with union employees or work stoppages; or inflation rates.

- Increased competition in our electric and gas markets and continued industry consolidation.

- Timing, resolution and impact of pending and future rate cases and negotiations, including recovery for new investments as part of our PTF strategy, environmental compliance, transmission service, fuel costs and costs associated with the implementation of the MISO Energy Markets.

- Regulatory factors such as changes in rate-setting policies or procedures; changes in regulatory accounting policies and practices; industry restructuring initiatives; transmission or distribution system operation and/or administration initiatives; required changes in facilities or operations to reduce the risks or impacts of potential terrorist activities; required approvals for new construction; and the siting approval process for new generation and transmission facilities and new pipeline construction.

- Factors affecting the economic climate in our service territories such as customer growth; customer business conditions, including demand for their products and services; and changes in market demand and demographic patterns.

- Factors which impede execution of our PTF strategy, including receipt of necessary state and federal regulatory approvals and permits; timely and successful resolution of legal challenges, including current challenges to the WPDES permit for the Oak Creek expansion; opposition to siting of new generating facilities; the adverse interpretation or enforcement of permit conditions by the permitting agencies; and obtaining the investment capital from outside sources necessary to implement the strategy.

- The impact of recent and future federal, state and local legislative and regulatory changes, including electric and gas industry restructuring initiatives; implementation of the Energy Policy Act; changes in allocation of energy assistance, including state public benefits funds; changes in environmental, tax and other laws and regulations to which we are subject; and changes in the application of existing laws and regulations.

- Restrictions imposed by various financing arrangements and regulatory requirements on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances.

- The cost and other effects of legal and administrative proceedings, settlements, investigations, claims and changes in those matters.

- Factors affecting the availability or cost of capital such as, changes in interest rates and other general capital market conditions; our capitalization structure; market perceptions of the utility industry, us or any of our subsidiaries; or our credit ratings.

- The investment performance of our pension and other post-retirement benefit plans.

- The effect of accounting pronouncements issued periodically by standard setting bodies.

- Unanticipated technological developments that result in competitive disadvantages and create the potential for impairment of existing assets.

- Changes in the creditworthiness of the counterparties with whom we have contractual arrangements, including participants in the energy trading markets and fuel suppliers and transporters.

- The performance of projects undertaken by our non-utility businesses and the success of efforts to invest in and develop new opportunities.

- The cyclical nature of property values that could affect our real estate investments.

- Changes to the legislative or regulatory restrictions or caps on non-utility acquisitions, investments or projects, including the State of Wisconsin's public utility holding company law.

- Other business or investment considerations that may be disclosed from time to time in our SEC filings or in other publicly disseminated written documents.

Wisconsin Energy Corporation expressly disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BUSINESS OF THE COMPANY

Wisconsin Energy Corporation was incorporated in the State of Wisconsin in 1981 and became a diversified holding company in 1986. We maintain our principal executive offices in Milwaukee, Wisconsin. Unless qualified by their context when used in this document, the terms Wisconsin Energy, the Company, our, us or we refer to the holding company and all of its subsidiaries.

Utility Energy Segment: Our utility energy segment consists of: Wisconsin Electric, Wisconsin Gas and Edison Sault. We serve approximately 1,132,500 electric customers in Wisconsin and the Upper Peninsula of Michigan. We have approximately 1,049,500 gas customers in Wisconsin, 470 steam customers in metropolitan Milwaukee, Wisconsin, and 3,040 water customers in suburban Milwaukee, Wisconsin. Wisconsin Electric and Wisconsin Gas operate under the trade name of "We Energies".

Non-Utility Energy Segment: Our non-utility energy segment consists primarily of We Power. We Power was formed in 2001 to design, construct, own and lease to Wisconsin Electric the new generating capacity included in our PTF strategy.

Discontinued Operations: In September 2006, we sold 100% of our membership interests in Minergy Neenah. Previously, Minergy Neenah's operations were included in Corporate and Other. We sold our Calumet facility, which was part of our non-utility energy segment, in May 2005.

PTF Strategy: In September 2000, we announced our PTF strategy to improve the supply and reliability of electricity in Wisconsin. As part of our PTF strategy, we are: (1) investing in new natural gas-fired and coal-fired electric generating facilities, (2) upgrading Wisconsin Electric's existing electric generating facilities and (3) investing in upgrades of our existing energy distribution system. Also, as part of this strategy, we announced and began implementing plans to divest non-core assets and operations in our non-utility energy segment and to reduce our real estate operations. Additional information concerning PTF may be found in Management's Discussion and Analysis of Financial Condition and Results of Operations.

For further financial information about our business segments, see Results of Operations in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note Q -- Segment Reporting in the Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CORPORATE DEVELOPMENTS

INTRODUCTION

Wisconsin Energy Corporation is a diversified holding company with subsidiaries primarily in a utility energy segment and a non-utility energy segment. Unless qualified by their context, when used in this document the terms Wisconsin Energy, the Company, our, us or we refer to the holding company and all of our subsidiaries

Our utility energy segment, consisting of Wisconsin Electric and Wisconsin Gas, both doing business under the trade name of "We Energies", and Edison Sault, is engaged primarily in the business of generating electricity and distributing electricity and natural gas in Wisconsin and the Upper Peninsula of Michigan. Our non-utility energy segment primarily consists of We Power. We Power is principally engaged in the engineering, construction and development of electric power generating facilities for long-term lease to Wisconsin Electric.

CORPORATE STRATEGY

Business Opportunities

We seek to increase stockholder value by leveraging on our core competencies. Our key corporate strategy, announced in September 2000, is PTF. This strategy is designed to address Wisconsin's growing electric supply needs by increasing the electric generating capacity in the state while maintaining a fuel-diverse, reasonably priced electric supply. It is also designed to improve the delivery of energy within our distribution systems to meet increasing customer demands and to support our commitment to improved environmental performance. Our PTF strategy, which is discussed further below, is having and is expected to continue to have, a significant impact on our utility and non-utility energy segments. In July 2005, the first of four new electric generating units under our PTF strategy was placed into service. Construction on the remaining three units is underway with the second PWGS unit expected to be placed in service during the second quarter of 2008. Since 2000, we have been selling our non-core assets to direct more attention to the utility business and to finance PTF while reducing our debt leverage.

Sale of Point Beach: On September 28, 2007, Wisconsin Electric sold Point Beach to an affiliate of FPL for approximately $924 million. Pursuant to the terms of the sale agreement, the buyer purchased Point Beach, its nuclear fuel, associated inventories and assumed the obligation to decommission the plant. Wisconsin Electric retained approximately $506 million of the sales proceeds, which represents the net book value of the assets sold and certain transaction costs. In addition, Wisconsin Electric has deferred the net gain on the sale of approximately $418 million as a regulatory liability and has deposited those proceeds into a restricted cash account.

In connection with the sale, Wisconsin Electric also transferred $390 million of decommissioning funds to the buyer. Wisconsin Electric then liquidated the balance of the decommissioning trust assets and retained approximately $552 million, which was also placed into the restricted cash account. We intend to use the cash in the restricted cash account and the interest earned on the balance, for the benefit of our customers and to pay certain taxes related to the liquidation of the qualified decommissioning trust. Our regulators are directing the manner in which these proceeds will benefit customers. For further information on the 2008 rate case, see Utility Rates and Regulatory Matters under Factors Affecting Results, Liquidity and Capital Resources.

A long-term power purchase agreement with the buyer became effective upon closing of the sale. Pursuant to this agreement, Wisconsin Electric is purchasing all of the energy produced by Point Beach. The power purchase agreement extends through 2030 for Unit 1 and 2033 for Unit 2. Based on the agreement, we will be paying a pre-determined price per MWh for energy delivered. For additional information on the sale of Point Beach, see Nuclear Operations under Factors Affecting Results, Liquidity and Capital Resources.

Utility Energy Segment: Our utility energy segment strives to provide reasonably priced energy delivered at high levels of customer service and reliability. We expect our prices to be established by our regulatory bodies under traditional rate based, cost of service methodologies. We continue to gain efficiencies and improve the effectiveness of our service deliveries through the combined support operations of our electric and gas businesses. We work to obtain a reliable, reasonably-priced supply of electricity through plants that we operate and various long-term supply contracts.

Non-Utility Energy Segment: Our primary focus in this segment is to improve the supply of electric generation in Wisconsin. We Power was formed to design, construct, own and lease new generation assets under our PTF strategy.

Power the Future Strategy: In February 2001, we filed a petition with the PSCW that would allow us to begin implementing our 10-year PTF strategy to improve the supply and reliability of electricity in Wisconsin. PTF is intended to meet a growing demand for electricity and ensure a diverse fuel mix while keeping electricity prices reasonable. Under PTF, we are (1) investing approximately $2.6 billion in 2,120 MW of new natural gas-fired and coal-fired generating capacity at existing sites; (2) upgrading our existing electric generating facilities; and (3) investing in upgrades of our existing energy distribution system.

Subsequent to our February 2001 filing, the Wisconsin legislature amended several laws, making changes which were critical to the implementation of PTF. In October 2001, the PSCW issued a declaratory ruling finding, among other things, that it was prudent to proceed with PTF and for us to incur the associated pre-certification expenses. However, individual expenses are subject to review by the PSCW in order to be recovered.

In November 2001, we created We Power to design, construct, own and lease the new generating capacity. Wisconsin Electric will lease each new generating facility from We Power as well as operate and maintain the new plants under 25- to 30-year lease agreements approved by the PSCW. Based upon the structure of the leases, we expect to recover the investments in We Power's new facilities over the initial lease term. At the end of the leases, Wisconsin Electric will have the right to acquire the plants outright at market value or to renew the leases. Wisconsin Electric expects that payments under the plant leases will be recoverable in rates under the provisions of the Wisconsin Leased Generation Law.

Under our PTF strategy, we expect to meet a significant portion of our future generation needs through We Power's construction of the PWGS units and the Oak Creek expansion.

As of December 31, 2007, we:

- Received approval from the PSCW to build two 545 MW natural gas-fired intermediate load units in Port Washington, Wisconsin (PWGS 1 and PWGS 2). PWGS 1 was placed into service in July 2005 and is fully operational. PWGS 1 was completed within the PSCW approved cost parameters.
- Completed site preparation for PWGS 2 and procured all of the major components for PWGS 2. Construction is underway, and PWGS 2 is expected to become operational in the second quarter of 2008.
- Received approval from the PSCW to build two 615 MW coal-fired base load units (OC 1 and OC 2) adjacent to the site of our existing Oak Creek Power Plant in Oak Creek, Wisconsin (the Oak Creek expansion), with OC 1 expected to be in service in 2009 and OC 2 in 2010. The CPCN was granted contingent upon our obtaining the necessary environmental permits. We have received all permits necessary to commence construction. In June 2005, construction commenced at the site.
- Completed the planned sale of approximately a 17% ownership interest in the Oak Creek expansion to two co-owners.
- Received approval from the PSCW for various leases between We Power and Wisconsin Electric.

Through December 31, 2007, we have financed our PTF expenditures with internally generated cash, asset sales and debt financings. Future expenditures are expected to be financed with internally generated cash and debt financings. We currently do not plan to issue any new common equity as part of our PTF program.

Our primary risks under PTF are construction risks associated with the schedule and costs for both our Oak Creek expansion and PWGS 2; continuing legal challenges to permits obtained and changes in applicable laws or regulations; adverse interpretation or enforcement of permit conditions, laws and regulations by the permitting agencies; the inability to obtain necessary operating permits in a timely manner; obtaining the investment capital from outside sources necessary to implement the strategy; governmental actions; and events in the global economy.

For further information concerning PTF capital requirements, see Liquidity and Capital Resources below. For additional information regarding risks associated with the PTF strategy, as well as the regulatory process and specific regulatory approvals, see Factors Affecting Results, Liquidity and Capital Resources below.

Divestiture of Assets

Our PTF strategy led to a decision to divest non-core businesses. These non-core businesses primarily included non-utility generation assets located outside of Wisconsin and a substantial amount of Wispark's real estate portfolio, as well as our manufacturing business. In addition, in 2001 we contributed our transmission assets to ATC and received cash proceeds of $119.8 million and an economic interest in ATC. Finally, in 2006 we concluded that it was in the best interests of customers and stockholders to sell Point Beach. In 2007, we sold Point Beach for approximately $924 million. Since 2000, we have received total proceeds of approximately $3.1 billion from the divestiture of assets as follows:

Proceeds from divestitures:	2000 - 2007
(Millions of Dollars)	
Point Beach	$924.1
Manufacturing	857.0
Non-Utility Energy	616.8
Real Estate	482.9
Transmission	119.8
Guardian	38.5
Other	95.7
Total	$3,134.8

RESULTS OF OPERATIONS

CONSOLIDATED EARNINGS

The following table compares our operating income by business segment and our net income for 2007, 2006 and 2005:

Wisconsin Energy Corporation	2007	2006	2005
	(Millions of Dollars)		
Utility Energy	$586.0	$532.8	$542.4
Non-Utility Energy	47.4	43.1	19.5
Corporate and Other	(4.9)	(7.4)	1.0
Total Operating Income	628.5	568.5	562.9
Equity in Earnings of Transmission Affiliate	43.1	38.6	34.6
Other Income and Deductions, net	48.9	53.1	28.7
Interest Expense, net	167.6	172.7	173.4
Income From Continuing Operations Before Income Taxes	552.9	487.5	452.8
Income Taxes	216.4	175.0	149.2
Income From Continuing Operations	336.5	312.5	303.6
Income (Loss) From Discontinued Operations, Net of Tax	(0.9)	3.9	5.1
Net Income	$335.6	$316.4	$308.7
Diluted Earnings Per Share			
Continuing Operation	$2.84	$2.64	$2.56
Discontinued Operations	(0.01)	0.03	0.05
Total Diluted Earnings Per Share	$2.83	$2.67	$2.61

An analysis of contributions to operating income by segment and a more detailed analysis of results in 2007, 2006 and 2005 follow.

UTILITY ENERGY SEGMENT CONTRIBUTION TO OPERATING INCOME

2007 vs. 2006: Our utility energy segment contributed $586.0 million of operating income during 2007 compared with $532.8 million of operating income during 2006. During 2007 we experienced more favorable weather which increased electric and gas sales. In addition, we experienced an increase in retail sales as a result of customer growth and we reached a settlement regarding a billing dispute with our largest customers, two iron ore mines. These items were partially offset by an increase in fuel and purchased power expenses.

2006 vs. 2005: Our utility energy segment contributed $532.8 million of operating income during 2006 compared with $542.4 million of operating income during 2005. During 2006, we experienced mild weather, which reduced electric and gas sales. In addition, operation and maintenance expenses increased due to the timing of scheduled outages and maintenance projects at our coal units. However, these items were largely offset by improved recovery of fuel costs, only one scheduled refueling outage at Point Beach and increased gas margins.

The following table summarizes our utility energy segment's operating income during 2007, 2006 and 2005:

Utility Energy Segment	2007	2006	2005
	(Millions of Dollars)		
Operating Revenues			
Electric	$2,705.7	$2,529.4	$2,349.7
Gas	1,481.2	1,419.9	1,417.5
Other	37.9	29.7	25.8
Total Operating Revenues	4,224.8	3,979.0	3,793.0
Fuel and Purchased Power	1,000.6	806.2	780.8
Cost of Gas Sold	1,052.7	1,018.3	1,047.3
Gross Margin	2,171.5	2,154.5	1,964.9
Other Operating Expenses			
Other Operation and Maintenance	1,174.2	1,211.1	1,010.4
Depreciation, Decommissioning and Amortization	315.2	314.0	324.1
Property and Revenue Taxes	102.6	96.6	88.0
Amortization of Gain	(6.5)	-	-
Operating Income	$586.0	$532.8	$542.4

During September 2007, we completed the sale of Point Beach. In connection with the sale, a power purchase agreement with an affiliate of FPL became effective to purchase all of the energy produced by Point Beach. As a result of the sale and the power purchase agreement, we expect future income statements to look different than historical income statements. Prospectively, we expect to see significantly higher purchased power expense because we will be purchasing energy from Point Beach. We also expect to see a reduction of other operation and maintenance costs, as well as lower depreciation, decommissioning and amortization costs because we no longer own Point Beach. Under the power purchase agreement, we also expect to see higher costs for purchased power in the summer months and lower amounts in the non-summer months. Finally, we expect our future income statements to reflect the regulatory impact of the amortization of the gain resulting from the sale of Point Beach.

Electric Utility Gross Margin

The following table compares our electric utility gross margin during 2007 with similar information for 2006 and 2005, including a summary of electric operating revenues and electric sales by customer class:

Electric Utility Operations	Electric Revenues and Gross Margin 2007	2006	2005	MWh Sales 2007	2006	2005
	(Millions of Dollars)			(Thousands, Except Degree Days)		
Customer Class						
Residential	$929.6	$883.2	$827.6	8,586.6	8,322.7	8,562.7
Small Commercial/Industrial	861.7	814.8	746.1	9,430.3	9,142.2	9,192.7
Large Commercial/Industrial	676.9	647.5	602.4	11,245.6	11,173.1	11,687.5
Other-Retail	19.7	19.3	17.9	168.7	169.9	171.7
Total Retail Sales	2,487.9	2,364.8	2,194.0	29,431.2	28,807.9	29,614.6
Wholesale - Other	95.1	78.0	94.7	2,178.5	2,057.6	2,541.9
Resale - Utilities	81.6	51.2	21.3	1,434.5	1,025.7	313.7
Other Operating Revenues	41.1	35.4	39.7	-	-	-
Total	$2,705.7	$2,529.4	$2,349.7	33,044.2	31,891.2	32,470.2
Fuel and Purchased Power						
Fuel	570.1	487.9	432.7			
Purchased Power	419.7	309.8	340.3			
Total Fuel and Purchased Power	989.8	797.7	773.0			
Total Electric Gross Margin	$1,715.9	$1,731.7	$1,576.7			
Weather -- Degree Days (a)						
Heating (6,627 Normal)				6,508	6,043	6,628
Cooling (722 Normal)				800	723	949

(a) As measured at Mitchell International Airport in Milwaukee, Wisconsin. Normal degree days are based upon a twenty-year moving average.

Electric Utility Revenues and Sales

2007 vs. 2006: Our electric utility operating revenues increased by $176.3 million, or 7.0%, when compared to 2006. The biggest drivers of the increase in revenues relate to the recognition of revenues attributable to fuel and purchased power of approximately $37.4 million and increased revenues related to Resale - Utilities of approximately $30.4 million. Our policy for electric fuel revenues is to not recognize revenue for any currently billable amounts if it is probable that we will refund those amounts to customers. In 2006, we experienced lower than expected fuel and purchased power costs, and we established $37.4 million of reserves to reflect amounts that were refunded to customers. No such reserves were established in 2007 as we experienced higher fuel and purchased power costs. The increase in Resale-Utilities reflects our ability to sell electricity into the MISO and PJM markets due to the increased availability of our baseload plants.

In addition, we estimate that $27.1 million of the increase in operating revenues relates to pricing increases. This increase primarily reflects rate increases received in late January 2006 that were in effect for the entire twelve months ended December 31, 2007 and a wholesale rate increase effective May 2007. We also estimate that $28.9 million of the increase was due to more favorable weather and $22.8 million relates to sales growth in residential and commercial sales. Finally, approximately $9.0 million of the increase relates to the settlement in the second quarter of 2007 of a billing dispute with our largest customers, two iron ore mines.

Our retail electric sales volume grew by approximately 2.2%. The increase in retail sales was driven by growth in residential and commercial sales and more favorable weather in 2007 as compared to the same period in 2006. In 2007, heating degree days increased by approximately 7.7% compared to 2006, and cooling degree days increased by approximately 10.7%.

Our electric utility operating revenues are expected to increase in 2008 primarily due to the implementation of the January 2008 Wisconsin retail pricing increase. However, as the primary driver for the pricing increase is increased costs, we do not expect this pricing increase to cause a material increase in earnings. For more information on the pricing increases and the fuel cost adjustment clause, see Utility Rates and Regulatory Matters in Factors Affecting Results, Liquidity and Capital Resources.

2006 vs. 2005: Our electric utility operating revenues increased by $179.7 million, or 7.6%, when compared to 2005. Revenues in 2006 were $213.3 million higher than 2005 due to pricing increases that we received in January 2006 and during 2005. The most significant pricing increases authorized by the PSCW related to the recovery of higher fuel costs, costs associated with the new plants under our PTF strategy and increased transmission costs.

Our electric sales volumes decreased by 1.8% in 2006 as compared to 2005 due to mild weather and lower commercial and industrial sales, offset by an increase in sales for resale. Residential sales volumes decreased 2.8% due largely to weather. In 2006, heating degree days decreased approximately 8.8% compared to 2005, and cooling degree days decreased approximately 23.8%. We estimate that the weather had an unfavorable impact on operating revenues of approximately $46.5 million when compared to the prior year. Total sales volumes to commercial/industrial customers decreased 2.7% between the comparative periods. Sales volumes to commercial/industrial customers, excluding our two largest customers, decreased 1.4%. Sales volumes in the wholesale class decreased approximately 19% compared to the prior year due, in part, to the expiration of a wholesale contract on December 31, 2005. The increase in sales volumes to other utilities is attributed to the availability of PWGS 1 for all of 2006, which provided additional generation capacity. PWGS 1 was not operational until the third quarter of 2005. Under the Wisconsin Fuel rules, sales to other utilities reduce fuel costs charged to customers.

Electric Fuel and Purchased Power Expenses

2007 vs. 2006: Our fuel and purchased power expenses increased by $192.1 million, or approximately 24.1%, when compared to 2006. Our total electric sales volume increased by approximately 3.6%, when compared to the twelve months ended December 31, 2006. However, our average fuel and purchased power costs increased by $4.86 per MWh, or approximately 20.6%. The largest factors for the higher cost per MWh are the power purchase agreement entered into in connection with the sale of Point Beach, which increased costs by approximately $47.0 million, increased coal and transportation costs, increased market prices for purchased energy and an increase in production of gas-fired generation used for opportunity sales.

We expect that electric fuel and purchased power expenses in 2008 will be higher than 2007 because of the full year impact of the Point Beach power purchase agreement and expected increases in the cost of coal and related transportation.

2006 vs. 2005: In 2006, our fuel and purchased power expenses increased by $24.7 million, or approximately 3.2%, when compared to 2005. Our average cost of fuel and purchased power increased from $23.80 per MWh in 2005 to $25.01 per MWh in 2006. The largest factor for the higher cost per MWh was a 24.2% increase in the per MWh cost of coal-fired generation, which includes coal and related transportation costs, between the comparative periods. This increase was partially offset by increased generation from Point Beach and a decrease in the average costs of purchased power and fuel for our natural gas-fired units.

Gas Utility Revenues, Gross Margin and Therm Deliveries

The following table compares our total gas utility operating revenues and gross margin (total gas utility operating revenues less cost of gas sold) during 2007, 2006 and 2005:

Gas Utility Operations	2007	2006	2005
	(Millions of Dollars)		
Operating Revenues	$1,481.2	$1,419.9	$1,417.5
Cost of Gas Sold	1,052.7	1,018.3	1,047.3
Gross Margin	$428.5	$401.6	$370.2

We believe gross margin is a better performance indicator than revenues because changes in the cost of gas sold flow through to revenue under GCRMs. The following table compares our gas utility gross margin and therm deliveries by customer class during 2007, 2006 and 2005:

Gas Utility Operations	Gross Margin 2007	2006	2005	Therm Deliveries 2007	2006	2005
	(Millions of Dollars)			(Millions, Except Degree Days)		
Customer Class						
Residential	$273.9	$255.0	$240.5	791.7	727.9	791.0
Commercial/Industrial	93.4	86.0	72.9	461.9	435.9	460.7
Interruptible	2.0	2.0	1.8	22.7	21.3	23.4
Total Retail Gas Sales	369.3	343.0	315.2	1,276.3	1,185.1	1,275.1
Transported Gas	51.7	51.3	48.5	921.6	843.8	893.7
Other Operating	7.5	7.3	6.5	-	-	-
Total	$428.5	$401.6	$370.2	2,197.9	2,028.9	2,168.8
Weather - Degree Days (a)						
Heating (6,627 Normal)				6,508	6,043	6,628

(a) As measured at Mitchell International Airport in Milwaukee, Wisconsin. Normal degree days are based upon a twenty-year moving average.

2007 vs. 2006: Our gas margins increased by $26.9 million, or 6.7%, between the comparative periods. We estimate that approximately $21.7 million of this increase related to increased sales as a result of more normal winter weather. Temperatures (as measured by heating degree days) were approximately 7.7% colder in 2007 as compared to 2006. As a result, our retail therm deliveries increased approximately 7.7% from 2006. In addition, we estimate that our gas margins improved by $6.6 million due to a rate order that went into effect in the latter part of January 2006 and was effective for the entire twelve months ended December 31, 2007.

We expect our gas margins to increase in 2008 primarily because of pricing increases as a result of the January 2008 rate order. In addition, 2008 gross margins will be impacted by weather and customer demand. For more information on the pricing increases, see Utility Rates and Regulatory Matters in Factors Affecting Results, Liquidity and Capital Resources.

2006 vs. 2005: Our gas margin increased by $31.4 million, or 8.5%, between the comparative periods. The increase in gross margin was due, in part, to pricing increases that were granted by the PSCW and implemented in January 2006. The gas pricing increases were primarily granted to recover higher operating costs, including bad debt expenses. We estimate that our gross margin increased between the comparative periods by approximately $53.4 million due to these pricing increases.

The 2006 pricing increases were partially offset by a decline in gas sales volumes that was driven by mild winter weather and by lower customer usage. Temperatures (as measured by heating degree days) were approximately 8.8% warmer in 2006 as compared to 2005. The mild winter weather reduced customer demand for heating. We estimate that the weather decreased our gross margin by approximately $21.0 million between the comparative periods. In 2006, we saw a reduction in normalized use of gas per customer which we believe was caused by high natural gas prices and the continued improvements in energy efficient appliances. During 2006, we estimate this reduction in normalized use decreased our gross margin by approximately $4.9 million. The decrease in volume of transport gas sales was due in part to fuel switching during months where gas commodity prices were high during 2006. Residential therm deliveries decreased 8.0% as compared to 2005, due to warmer weather and a decrease in use per customer that was driven in part by high commodity prices.

Other Operation and Maintenance Expense

2007 vs. 2006: Our other operation and maintenance expense decreased by $36.9 million, or 3.0%, when compared to 2006. This decrease was primarily because of a decline in nuclear operations of approximately $37.8 million because we owned Point Beach for only nine months in 2007 as compared to a full year in 2006. Additionally, fossil operations decreased by approximately $6.0 million due to fewer planned outages in 2007 as compared to 2006. These decreases were partially offset by an increase of $12.7 million in regulatory amortizations as a result of the January 2006 rate order. The January 2006 rate order covered increased expenses related to transmission costs, bad debt costs and PTF costs.

Our utility operation and maintenance expenses are influenced by wage inflation, employee benefit costs, plant outages and the amortization of regulatory assets. While we expect our 2008 other operation and maintenance costs to decline as a result of the Point Beach sale, we expect a net increase in 2008 costs because of increased amortization of regulatory assets as directed by the January 2008 rate order.

2006 vs. 2005: Our other operation and maintenance expense increased by $200.7 million, or 19.9%, when compared to 2005. As discussed above, we received pricing increases in January 2006 to cover increased costs. The increases in other operation and maintenance expenses that relate to the pricing increases include higher PTF lease costs of $85.4 million, increased transmission expenses of $62.7 million, increased renewable energy and energy efficiency program expenses of $10.6 million and increased bad debt expenses of $13.7 million. Other operation and maintenance expenses increased approximately $34.7 million due to PWGS 1 operating costs and the timing of scheduled outages and maintenance projects at our coal plants. In 2005, we received approximately $10.0 million as a settlement to resolve a vendor dispute, reducing other operation and maintenance expense in 2005. These increases were partially offset by decreased nuclear operating and maintenance expense. In 2006, we had only one scheduled nuclear refueling outage as compared to two scheduled refueling outages in 2005, which resulted in approximately a $10.9 million decrease in nuclear operation and maintenance expenses between the comparative periods. In addition, the elimination of seams elimination transmission charges, effective March 31, 2006, resulted in reduced costs of approximately $9.5 million for 2006.

Depreciation, Decommissioning and Amortization Expense

2007 vs. 2006: Depreciation, decommissioning and amortization expense increased by $1.2 million, or 0.4%, when compared to 2006. This increase was the result of increased depreciation for normal plant additions and coal- related environmental controls that were placed in service in November 2006. These increases were partially offset by a reduction in depreciation and decommissioning costs as a result of the sale of Point Beach in September 2007.

We expect depreciation, decommissioning and amortization expense to decline slightly in 2008 because we no longer own Point Beach. This decline is expected to be partially offset by normal plant additions and the addition of new wind generation.

2006 vs. 2005: Depreciation, decommissioning and amortization expense decreased by $10.1 million, or 3.1%, when compared to 2005. In January 2006, we implemented new depreciation rates approved by the PSCW which reduced annual depreciation expense. We estimate that the new rates reduced annual depreciation expense by approximately $17.0 million, which was offset, in part, by net plant additions in 2006.

Amortization of Gain

In connection with the sale of Point Beach, we recorded a net gain of approximately $902.2 million, representing a net gain on the sale and the decommissioning assets retained by the Company. We reached agreements with our respective regulators whereby we deferred the gain as a regulatory liability as it would be used for the benefit of our customers, primarily in the form of bill credits.

We will amortize the regulatory liability to income as we issue customer bill credits. During 2007, we issued $6.5 million of bill credits to Michigan customers. In 2008 and 2009, we expect to amortize approximately $359.3 million and $255.3 million of the deferred gain, respectively, as we issue additional customer bill credits. In addition, in 2008 the PSCW authorized a one-time amortization of approximately $85.0 million to match the amortization of $85.0 million of regulatory assets, which will be reflected in the first quarter of 2008.

NON-UTILITY ENERGY SEGMENT CONTRIBUTION TO OPERATING INCOME

The most significant subsidiary included in this segment is We Power, which constructs and owns power plants associated with our PTF strategy and leases them to Wisconsin Electric. This segment primarily reflects revenues billed under the PWGS 1 lease and the depreciation expense related to PWGS 1.

The following table compares our non-utility energy segment's operating income during 2007, 2006 and 2005:

Non-Utility Energy Segment	2007	2006	2005
	(Millions of Dollars)		
Operating Revenues	$75.7	$69.1	$40.0
Other Operating Expenses			
Other Operation and Maintenance	15.9	14.4	14.4
Depreciation, Decommissioning and Amortization	12.1	11.2	5.9
Property and Revenue Taxes	0.3	0.4	0.2
Operating Income	$47.4	$43.1	$19.5

Note: The PTF lease revenues and lease costs recorded by the non-utility and utility energy segments are eliminated in consolidation.

2007 vs. 2006: Our non-utility energy segment contributed $47.4 million of operating income in 2007 compared to operating income of $43.1 million in 2006. This increase was primarily related to the Oak Creek coal handling system that was placed into service during the fourth quarter of 2007.

Our non-utility energy segment is expected to generate higher operating income in 2008 as PWGS 2 is anticipated to be placed in service during the second quarter of 2008 and as we recognize a full year of revenue from the Oak Creek coal handling system.

2006 vs. 2005: Our non-utility energy segment contributed $43.1 million of operating income in 2006 compared to operating income of $19.5 million in 2005. This increase in operating income primarily reflects a full year of operating income from PWGS 1 in 2006, which was placed in service in July 2005.

CORPORATE AND OTHER CONTRIBUTION TO OPERATING INCOME

2007 vs. 2006: Corporate and other affiliates had an operating loss of $4.9 million in 2007 compared with an operating loss of $7.4 million in 2006. The favorable change was primarily related to our Wispark operations, which had operating income during 2007 as compared to operating losses throughout 2006. In the foreseeable future, we expect to have slight operating losses as we have minimal business operations in this segment.

2006 vs. 2005: Corporate and other affiliates had an operating loss of $7.4 million in 2006 compared with operating income of $1.0 million in 2005. The operating loss in 2006 was attributable to lower operating earnings at Wispark.

CONSOLIDATED OTHER INCOME AND DEDUCTIONS, NET

The following table identifies the components of consolidated other income and deductions, net during 2007, 2006 and 2005:

Other Income and Deductions, Net	2007	2006	2005
	(Millions of Dollars)		
Carrying Costs	$28.8	$25.0	$20.4
Gain (Loss) on Sale of Property	13.1	3.2	(3.0)
Gain on Sale of Guardian Investment	-	2.8	-
AFUDC - Equity	5.2	14.6	9.2
Other, net	1.8	7.5	2.1
Total Other Income and Deductions, Net	$48.9	$53.1	$28.7

2007 vs. 2006: Other income and deductions, net decreased by $4.2 million when compared to 2006. The reduction primarily reflects a decrease in AFUDC of $9.4 million in connection with the environmental controls related to the new scrubber placed in service at our Pleasant Prairie Power Plant during the fourth quarter of 2006. This scrubber was installed as part of the implementation of our EPA consent decree. For further information on the consent decree with the EPA, see Note S -- Commitments and Contingencies in the Notes to Consolidated Financial Statements. This reduction was offset, in part, by an increase in gains on sales of property primarily associated with land sold in Northern Wisconsin and the Upper Peninsula of Michigan.

During 2008 we expect to see a significant reduction in Other income and deductions, net because we will stop accruing carrying costs on substantially all of our regulatory assets because the January 2008 rate order included these regulatory assets as a component of rate base.

2006 vs. 2005: Other income and deductions, net increased by $24.4 million when compared to 2005. The largest increases relate to increased AFUDC - Equity of $5.4 million, capitalized carrying costs of $4.6 million and the pre-tax gain on the sale of our investment in Guardian of $2.8 million. For further information on the sale of Guardian, see Other Matters in Factors Affecting Results, Liquidity and Capital Resources.

CONSOLIDATED INTEREST EXPENSE, NET

Interest Expense	2007	2006	2005
	(Millions of Dollars)		
Gross Interest Costs	$240.9	$212.6	$202.1
Less: Capitalized Interest	73.3	39.9	28.7
Interest Expense, Net	$167.6	$172.7	$173.4

2007 vs. 2006: Interest expense, net decreased by $5.1 million in 2007 when compared with 2006. Our gross interest costs increased by $28.3 million because of higher debt levels primarily related to our PTF construction program. However, our capitalized interest increased by $33.4 million due to higher levels of construction in progress at our PTF plants, which resulted in a reduction of our net interest expense.

We expect total interest expense in 2008 to increase due to increased debt levels to fund our planned construction activity; however, these increases are expected to be mitigated by increases in our capitalized interest.

2006 vs. 2005: Interest expense, net decreased by $0.7 million in 2006 when compared with 2005. Our gross interest costs increased by $10.5 million primarily due to increased debt levels; however, our capitalized interest increased by $11.2 million due to higher CWIP balances. In addition, in 2005 we expensed approximately $6.2 million related to the amortization of costs associated with prior debt redemptions. These costs were fully amortized as of July 2005; therefore, there was no similar expense in 2006.

CONSOLIDATED INCOME TAXES

2007 vs. 2006: Our effective tax rate applicable to continuing operations was 39.2% in 2007 compared to 35.9% in 2006. In 2006, we reversed $5.8 million of valuation allowance associated with state net operating loss carry forwards as we concluded that it was more likely than not that we would realize these benefits. Excluding these items, our 2006 effective tax rate was 37.1%. For further information see Note H -- Income Taxes in the Notes to Consolidated Financial Statements.

We expect our 2008 annual effective tax rate to range between 36% and 38%. The reduction in our effective tax rate is expected to result from the regulatory treatment of production tax deductions and wind credits. These items were considered by the PSCW in setting our rates in the 2008 rate order; therefore, we do not expect the lower effective tax rate to have a significant impact on net income.

2006 vs. 2005: Our effective tax rate applicable to continuing operations was 35.9% in 2006 compared to 33.0% in 2005. In 2006 and 2005, we reversed $5.8 million and $16.3 million, respectively, of valuation allowance associated with state net operating loss carry forwards as we concluded that it was more likely than not that we would realize these benefits. Excluding these items, our 2006 and 2005 effective tax rate was 37.1% and 36.6%, respectively. For further information see Note H -- Income Taxes in the Notes to Consolidated Financial Statements.

DISCONTINUED OPERATIONS

The following table identifies the primary components of net income (loss) from discontinued operations during 2007, 2006 and 2005.

Discontinued Operations	2007	2006	2005
	(Millions of Dollars)		
Manufacturing	$ -	$2.4	$ -
Non-Utility and Other	(0.9)	1.5	5.1
Income (Loss) from Discontinued Operations, Net of Tax	($0.9)	$3.9	$5.1

Our 2007 loss from discontinued operations reflects a decrease in the resolution of tax liabilities during 2007.

Our 2006 earnings from discontinued operations reflect a loss on the sale of Minergy Neenah, the 2006 operations of the plant and income of approximately $2.4 million related to the favorable resolution of tax liabilities.

Our 2005 earnings from discontinued operations reflect a gain on the sale of the Calumet facility, the favorable resolution of liabilities at Calumet and a downward adjustment to the carrying value of Minergy Neenah.

See Note D -- Asset Sales, Divestitures and Discontinued Operations in the Notes to Consolidated Financial Statements for further information regarding the transactions described above.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

The following table summarizes our cash flows during 2007, 2006 and 2005:

Wisconsin Energy Corporation	2007	2006	2005
		(Millions of Dollars)	
Cash Provided by (Used in)			
Operating Activities	$532.5	$730.0	$579.0
Investing Activities	($543.2)	($939.5)	($699.2)
Financing Activities	$1.1	$173.3	$157.8

Operating Activities

2007 vs. 2006: Cash provided by operating activities was $532.5 million during 2007, which is $197.5 million lower than 2006. This decline was due primarily to higher tax payments, lower fuel recoveries and changes in working capital. In 2007, we paid approximately $108 million in cash taxes because of the Point Beach sale and the liquidation of the nuclear decommissioning trust. In addition, cash taxes from operating income were higher due to higher taxable income. Our cash from fuel collections was unfavorable in 2007 as compared to 2006 because in 2006 we over-collected fuel and purchased power costs and in 2007 we under collected such costs.

2006 vs. 2005: Cash provided by operating activities for 2006 totaled $730.0 million, which is a $151.0 million improvement over 2005. There were two primary areas that drove this improvement in operating cash flows. During 2006, we estimate that our collections of fuel costs improved by nearly $95 million as we had favorable collections in 2006 and unfavorable recoveries and fuel cost deferrals in 2005. The other primary area related to the working capital requirements related to gas in storage. During 2006, we entered into certain contracts that reduced our need to inject gas in storage. In addition, lower gas commodity prices, offset by less withdrawals due to weather, have lowered working capital requirements between the comparative periods. We estimate that these items reduced our cash needs for gas in storage by approximately $77.0 million. Partially offsetting these items was an increase of cash taxes of approximately $107 million due to higher taxable earnings.

Investing Activities

2007 vs. 2006: Cash used in investing activities was $543.2 million during 2007, a reduction of $396.3 million over 2006. The two most significant factors related to cash used in investing activities related to capital expenditures and the unrestricted proceeds we received from the sale of Point Beach. Our 2007 capital expenditures exceeded $1.2 billion, an increase of $282.8 million over 2006. This increase was expected and it primarily reflects the continued construction efforts with our PTF generation plants.

During 2007, we experienced a significant inflow of cash related to the sale of Point Beach; however, we restricted a significant amount of that cash as it will be used for the benefit of our customers. The 2007 cash flows related to the Point Beach sale are summarized as follows:

	(Millions of Dollars)
Proceeds from the sale of Point Beach	$924.1
Proceeds from the liquidation of decommissioning trusts	552.4
Total Proceeds	1,476.5
Less: Proceeds restricted for the benefit of customers, net of taxes and bill credits	(731.6)
Unrestricted cash to the Company	$744.9

As the gain on the Point Beach sale is given back to customers, primarily in the form of bill credits, we will release the restricted cash. We expect approximately $408 million of restricted cash will be released as the Point Beach gain will be amortized to income in 2008 and the remaining balance will be released and amortized in future years.

2006 vs. 2005: During 2006, net cash outflows from investing activities were $939.5 million compared with net cash outflows of $699.2 million in 2005. This increase is primarily associated with the increased capital expenditures as construction progresses on our new generating plants. During 2006, we had significant capital expenditures related to the Oak Creek expansion and PWGS 2.

The following table identifies capital expenditures by year:

Capital Expenditures	2007	2006	2005
	(Millions of Dollars)		
Utility	$540.3	$459.9	$458.6
We Power	667.3	466.1	276.4
Other	3.9	2.7	10.1
Total Capital Expenditures	$1,211.5	$928.7	$745.1

Financing Activities

The following table summarizes our cash flows from financing activities:

	2007	2006	2005
	(Millions of Dollars)		
Increase in Debt	$148.4	$299.7	$291.9
Dividends on Common Stock	(116.9)	(107.6)	(102.9)
Common Stock, Net	(31.7)	(21.2)	(28.1)
Other	1.3	2.4	(3.1)
Cash Provided by Financing	$1.1	$173.3	$157.8

2007 vs. 2006: During 2007, cash provided by financing activities was $1.1 million compared to $173.3 million in 2006. This decline occurred because we did not issue as much net new debt in 2007 as compared to 2006. The decline in the amount of net new debt is directly related to the unrestricted cash we received from the sale of Point Beach as discussed above.

During 2007, we issued $500 million principal amount of Junior Notes and we used the net proceeds from these notes to pay down short-term debt incurred to fund our PTF construction and for other working capital purposes. In December 2007, Wisconsin Electric retired $250 million of 3.50% Notes due December 1, 2007.

2006 vs. 2005: During 2006, cash provided by financing activities was $173.3 million compared to $157.8 million in 2005. Wisconsin Energy retired at the scheduled maturity date $250.0 million of 5.875% Notes due April 1, 2006. Short-term debt was issued to retire those notes. During 2006, short-term debt increased approximately $455.6 million. In November 2006, Wisconsin Electric issued $300 million of 5.70% Debentures due December 1, 2036. The securities were issued under an existing $665 million shelf registration statement filed with the SEC. The net proceeds from the sale were used to retire Wisconsin Electric's $200 million of 6-5/8% Debentures due November 15, 2006 at their scheduled maturity and to repay outstanding commercial paper incurred for working capital requirements.

No new shares of Wisconsin Energy's common stock were issued in 2007, 2006 or 2005. During 2007, 2006 and 2005, our plan agents purchased, in the open market, 1.4 million shares at a cost of $67.8 million, 1.1 million shares at a cost of $48.0 million and 2.0 million shares at a cost of $75.1 million, respectively, to fulfill exercised stock options and restricted stock awards. In 2007, 2006 and 2005, we received proceeds of $36.1 million, $26.8 million and $47.0 million, respectively, related to the exercise of stock options. In addition, we instructed our independent agents to purchase shares of our common stock in the open market to satisfy our obligation under our dividend reinvestment plan and various employee benefit plans.

For additional information on the Junior Notes and other debt issues, see Note K -- Long-Term Debt in the Notes to Consolidated Financial Statements.

CAPITAL RESOURCES AND REQUIREMENTS

In 2000, we announced a growth strategy which, among other things, called for us to sell non-core assets and reduce our debt levels. Our debt to total capital ratio has decreased from 68.3% at September 30, 2000 to 58.6% at December 31, 2007 due primarily to these asset sales and the sale of Point Beach. For more information, see Note D -- Asset Sales, Divestitures and Discontinued Operations in the Notes to Consolidated Financial Statements. Over the next several years, we expect to have some limited asset sales, but at levels significantly lower than prior years.

Wisconsin Electric is the obligor under two series of insured tax-exempt pollution control refunding bonds in outstanding principal amount of $147 million that were issued in 2004 (the 2004 Bonds). Since the 2004 Bonds were issued, they have borne interest at an "auction rate." Because of substantial disruptions in the auction rate bond market that occurred in early to mid-February, 2008, Wisconsin Electric gave notice on February 15, 2008 of the exercise of its option to purchase all of the 2004 Bonds (in lieu of redemption) on March 4, 2008 at a purchase price of par plus accrued interest to the date of purchase. Wisconsin Electric intends to issue commercial paper to fund the purchase of the 2004 Bonds. Depending on market conditions and other factors, Wisconsin Electric may change the method used to determine the interest rate on the 2004 Bonds and have them remarketed to third parties.

Capital Resources

We anticipate meeting our capital requirements during 2008 and the next several years primarily through internally generated funds and short-term borrowings supplemented by the issuance of intermediate or long-term debt securities depending on market conditions and other factors. Beyond 2008, we anticipate meeting our capital requirements through internally generated funds supplemented, when required, by short-term borrowings and the issuance of debt securities.

In August 2007, Wisconsin Electric filed a shelf registration statement with the SEC to issue up to $800 million in debt securities. The registration statement has been declared effective by the SEC and, subject to market conditions, is available for use.

We have access to capital markets and have been able to generate funds internally and externally to meet our capital requirements. Our ability to attract the necessary financial capital at reasonable terms is critical to our overall strategic plan. We believe that we have adequate capacity to fund our operations for the foreseeable future through our borrowing arrangements, access to capital markets and internally generated cash.

Wisconsin Energy, Wisconsin Electric and Wisconsin Gas credit agreements provide liquidity support for each company's obligations with respect to commercial paper and for general corporate purposes.

As of December 31, 2007, we had approximately $1.7 billion of available unused lines under our bank back-up credit facilities on a consolidated basis and approximately $900.7 million of total consolidated short-term debt outstanding.

We review our bank back-up credit facility needs on an ongoing basis and expect to be able to maintain adequate credit facilities to support our operations. The following table summarizes such facilities at December 31, 2007.

Company	Total Facility	Letters of Credit	Credit Available	Facility Expiration	Facility Term
	(Millions of Dollars)				
Wisconsin Energy	$900.0	$1.5	$898.5	April 2011	5 year
Wisconsin Electric	$500.0	$4.0	$496.0	March 2011	5 year
Wisconsin Gas	$300.0	$ -	$300.0	March 2011	5 year

Each of these facilities has a renewal provision for two one-year extensions, subject to lender approval.

The following table shows our capitalization structure as of December 31, 2007 and 2006, as well as an adjusted capitalization structure for 2007 that we believe is consistent with the manner in which the rating agencies currently view the Junior Notes:

	2007				2006	
Capitalization Structure	Actual		Adjusted		Actual	
			(Millions of Dollars)			
Common Equity	$3,099.2	41.0%	$3,349.2	44.3%	$2,889.0	40.1%
Preferred Stock of Subsidiary	30.4	0.4%	30.4	0.4%	30.4	0.4%
Long-Term Debt (including current maturities)	3,525.3	46.7%	3,275.3	43.4%	3,370.1	46.8%
Short-Term Debt	900.7	11.9%	900.7	11.9%	911.9	12.7%
Total Capitalization	$7,555.6	100.0%	$7,555.6	100.0%	$7,201.4	100.0%
Total Debt	$4,426.0		$4,176.0		$4,282.0	
Ratio of Debt to Total Capitalization		58.6%		55.3%		59.5%

Included in Long-Term Debt on our Consolidated Balance Sheet as of December 31, 2007 is $500 million aggregate principal amount of the Junior Notes. The adjusted presentation attributes $250 million of the Junior Notes to Common Equity and $250 million to Long-Term Debt. We believe this presentation is consistent with the 50% equity credit the majority of rating agencies currently attribute to the Junior Notes.

The adjusted presentation of our consolidated capitalization structure is presented as a complement to our capitalization structure presented in accordance with GAAP. Management evaluates and manages Wisconsin Energy's capitalization structure, including its total debt to total capitalization ratio, using the GAAP calculation and the rating agency treatment of the Junior Notes. Therefore, we believe the non-GAAP adjusted presentation reflecting this treatment is useful and relevant to investors in understanding how management and the rating agencies evaluate our capitalization structure.

As described in Note J -- Common Equity, in the Notes to Consolidated Financial Statements, certain restrictions exist on the ability of our subsidiaries to transfer funds to us. We do not expect these restrictions to have any material effect on our operations or ability to meet our cash obligations.

Access to capital markets at a reasonable cost is determined in large part by credit quality. The following table summarizes the ratings of our debt securities and the debt securities and preferred stock of our subsidiaries by S&P, Moody's and Fitch as of December 31, 2007:

	S&P	Moody's	Fitch
Wisconsin Energy			
Commercial Paper	A-2	P-2	F2
Unsecured Senior Debt	BBB+	A3	A-
Unsecured Junior Notes	BBB-	Baa1	BBB+
Wisconsin Electric			
Commercial Paper	A-2	P-1	F1
Secured Senior Debt	A-	Aa3	AA-
Unsecured Debt	A-	A1	A+
Preferred Stock	BBB	A3	A
Wisconsin Gas			
Commercial Paper	A-2	P-1	F1
Unsecured Senior Debt	A-	A1	A+
Wisconsin Energy Capital Corporation			
Unsecured Debt	BBB+	A3	A-

In July 2007, S&P affirmed the corporate credit ratings of Wisconsin Energy, Wisconsin Electric, Wisconsin Gas and Wisconsin Energy Capital Corporation and revised the ratings outlooks assigned each company from negative to stable.

On June 15, 2006, Fitch affirmed the security ratings of Wisconsin Energy, Wisconsin Electric, Wisconsin Gas and Wisconsin Energy Capital Corporation and changed the security ratings outlook for Wisconsin Energy and Wisconsin Energy Capital Corporation from stable to negative. The security ratings outlooks assigned by Fitch for Wisconsin Electric and Wisconsin Gas are stable.

The security rating outlooks assigned by Moody's for Wisconsin Energy, Wisconsin Electric, Wisconsin Gas and Wisconsin Energy Capital Corporation are all stable.

We believe these security ratings should provide a significant degree of flexibility in obtaining funds on competitive terms. However, these security ratings reflect the views of the rating agencies only. An explanation of the significance of these ratings may be obtained from each rating agency. Such ratings are not a recommendation to buy, sell or hold securities, but rather an indication of creditworthiness. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides that the circumstances warrant the change. Each rating should be evaluated independently of any other rating.

Capital Requirements

Our estimated 2008, 2009 and 2010 capital expenditures are as follows:

Capital Expenditures	2008	2009	2010
	(Millions of Dollars)		
Utility	$662.3	$592.4	$753.3
We Power	516.5	217.2	40.3
Other	4.6	6.8	4.3
Total	$1,183.4	$816.4	$797.9

Due to changing environmental and other regulations such as air quality standards and electric reliability initiatives that impact our utility energy segments, future long-term capital requirements may vary from recent capital requirements.

Our capital requirements include the construction of the PTF units. Through December 31, 2007, we have expended approximately $2.0 billion of the approximately $2.6 billion in capital we estimate will be required to construct the 2,120 MW of new natural gas-fired and coal-fired generating capacity. We anticipate that all of the PTF units will be completed during 2010.

We expect the capital requirements to support our investment in new generation under PTF to come from a combination of internal and external sources. We Power, a non-utility subsidiary, is constructing the new generating plants, which will be leased to Wisconsin Electric under 25-30 year lease agreements. We expect that Wisconsin Electric will recover the lease payments in its utility rates.

In June 2005, we purchased the development rights to a wind farm project (Blue Sky Green Field) from Navitas Energy, Inc. After receiving the necessary approvals and permits, we began construction in June 2007. Wind turbine components began arriving at the site during the fourth quarter of 2007. We estimate that this project will add 145 MW of generating capacity and the capital cost of the project, excluding AFUDC, will be approximately $300 million. We currently expect the wind turbines to be placed into service by the end of the second quarter of 2008.

In addition, in October 2007 we provided notice to FPL Energy, a subsidiary of FPL, that we were exercising the option we received in connection with the sale of Point Beach to purchase all rights to a new wind farm site in central Wisconsin. Once the purchase is complete, we will proceed with securing approvals and permits for construction and operation, and we expect to install wind turbines with approximately 100 MW of generating capacity. We expect the wind turbines to be placed into service between late 2010 or 2011, subject to regulatory approvals and turbine availability.

Investments in Outside Trusts: We have funded our pension obligations and certain other post-retirement obligations in outside trusts. Collectively, these trusts had investments that exceeded $1.2 billion as of December 31, 2007. These trusts hold investments that are subject to the volatility of the stock market and interest rates. For further information see Note O -- Benefits in the Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements: We are a party to various financial instruments with off-balance sheet risk as a part of our normal course of business, including financial guarantees and letters of credit which support construction projects, commodity contracts and other payment obligations. We believe that these agreements do not have, and are not reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors. For further information, see Note P -- Guarantees in the Notes to Consolidated Financial Statements.

We have identified three tolling and purchased power agreements with third parties but have been unable to determine if we are the primary beneficiary of any of these three variable interest entities as defined by FIN 46. As a result, we do not consolidate these entities. Instead, we account for one of these contracts as a capital lease and for the other two contracts as operating leases as reflected in the table below. We have included our contractual obligations under all three of these contracts in our Contractual Obligations/Commercial Commitments disclosure that follows. For additional information, see Note G -- Variable Interest Entities in the Notes to Consolidated Financial Statements.

Contractual Obligations/Commercial Commitments: We have the following contractual obligations and other commercial commitments as of December 31, 2007:

	Payments Due by Period				
Contractual Obligations (a)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Millions of Dollars)				
Long-Term Debt Obligations (b)	$6,484.7	$543.5	$414.9	$758.5	$4,767.8
Capital Lease Obligations (c)	437.5	33.6	71.1	76.5	256.3
Operating Lease Obligations (d)	135.1	37.0	44.3	35.4	18.4
Purchase Obligations (e)	14,280.1	1,386.3	1,772.4	889.1	10,232.3
Other Long-Term Liabilities (f)	85.6	83.4	1.5	0.7	-
Total Contractual Obligations	$21,423.0	$2,083.8	$2,304.2	$1,760.2	$15,274.8

(a) The amounts included in the table are calculated using current market prices, forward curves and other estimates. Contracts with multiple unknown variables have been omitted from the analysis.

(b) Principal and interest payments on our Long-Term Debt and the Long-Term Debt of our affiliates (excluding capital lease obligations). For the purpose of determining our contractual obligations and commercial commitments only, we assumed the Junior Notes would be retired in 2017 with the proceeds from the issuance of qualifying securities pursuant to the terms of the RCC.

(c) Capital Lease Obligations of Wisconsin Electric for power purchase commitments.

(d) Operating Lease Obligations for power purchase commitments and vehicle and rail car leases for Wisconsin Energy and affiliates.

(e) Purchase Obligations under various contracts for the procurement of fuel, power, gas supply and associated transportation related to utility operations and for construction, information technology and other services for utility and We Power operations. This includes the power purchase agreement for all of the energy produced by Point Beach.

(f) Other Long-Term Liabilities includes the expected 2008 supplemental executive retirement plan obligation and the non-discretionary pension contribution. For additional information on employer contributions to our benefit plans see Note O -- Benefits in the Notes to Consolidated Financial Statements.

The table above does not include FIN 48 liabilities. For further information regarding FIN 48 liabilities, refer to Note H -- Income Taxes in the Notes to Consolidated Financial Statements.

Obligations for utility operations by our utility affiliates have historically been included as part of the rate making process and therefore are generally recoverable from customers. For a discussion of 2008, 2009 and 2010 estimated capital expenditures, see Capital Requirements above.

FACTORS AFFECTING RESULTS, LIQUIDITY AND CAPITAL RESOURCES

MARKET RISKS AND OTHER SIGNIFICANT RISKS

We are exposed to market and other significant risks as a result of the nature of our businesses and the environment in which those businesses operate. These risks, described in further detail below, include but are not limited to:

Large Construction Projects: In December 2002, the PSCW issued a written order granting a CPCN to commence construction of the PWGS consisting of two 545 MW natural gas-fired combined cycle generating units on the site of Wisconsin Electric's existing Port Washington Power Plant. The order approved key financial terms of the leased generation contracts including fixed construction costs of PWGS 1 at $309.6 million and PWGS 2 at $280.3 million (2001 dollars), respectively, subject to escalation at the GDP inflation rate, force majeure, excused events and event of loss provisions. For additional information, see *Power the Future* -- Port Washington.

In addition, in November 2003, the PSCW issued a written order granting a CPCN to commence construction of two 615 MW super critical pulverized coal generating units adjacent to the site of Wisconsin Electric's existing Oak Creek Power Plant. The order approves key financial terms of the leased generation contracts including a target construction cost of the Oak Creek expansion of $2.191 billion, plus, subject to PSCW approval, cost over-runs of up to 5%, costs attributable to force majeure events, excused events and event of loss provisions. For additional information, see *Power the Future* -- Oak Creek Expansion.

Large construction projects of this type are subject to usual construction risks over which we will have limited or no control and which might adversely affect project costs and completion time. These risks include, but are not limited to, shortages of, the inability to obtain or the cost of labor or materials, the inability of the general contractor or subcontractors to perform under their contracts, strikes, adverse weather conditions, continuing legal challenges and appeals to granted permits, including the WPDES permit granted in connection with the Oak Creek expansion,, changes in applicable laws or regulations, adverse interpretation or enforcement of permit conditions, laws and regulations by the courts or permitting agencies, the inability to obtain necessary operating permits in a timely manner, other governmental actions and events in the global economy.

If final costs for the construction of PWGS exceed the fixed costs allowed in the PSCW order, absent a finding by the PSCW of extraordinary circumstances such as force majeure conditions, this excess will not adjust the amount of the lease payments recovered from Wisconsin Electric. If final costs of the Oak Creek expansion are within 5% of the target cost, and the additional costs are deemed to be prudent by the PSCW, the final lease payments for the Oak Creek expansion recovered from Wisconsin Electric would be adjusted to reflect the actual construction costs. Costs above the 5% cap would not be included in lease payments or recovered from customers absent a finding by the PSCW of extraordinary circumstances such as force majeure conditions.

Regulatory Recovery: The electric operations of Wisconsin Electric burn natural gas in its leased power plants, in several of its peaking power plants and as a supplemental fuel at several coal-fired plants. In addition, the cost of purchased power is generally tied to the cost of natural gas. Wisconsin Electric bears regulatory risk for the recovery of these fuel and purchased power costs when these costs are higher than the base rate established in its rate structure. For further information on the recovery of fuel and purchase power costs see Commodity Prices below.

Our utility energy segment accounts for its regulated operations in accordance with SFAS 71. Our rates are determined by regulatory authorities. Our primary regulator is the PSCW. SFAS 71 allows regulated entities to defer certain costs that would otherwise be charged to expense, if the regulated entity believes the recovery of these costs is probable. We record regulatory assets pursuant to specific orders or by a generic order issued by our regulators, and recovery of these deferred costs in future rates is subject to the review and approval of those regulators. We assume the risks and benefits of ultimate recovery of these items in future rates. If the recovery of these costs is not approved by our regulators, the costs are charged to income in the current period. We expect to recover our outstanding regulatory assets in rates over a period of no longer than 20 years. Regulators can impose liabilities on a prospective basis for amounts previously collected from customers and for amounts that are expected to be refunded to customers. Under SFAS 71, we record these items as regulatory liabilities.

Commodity Prices: In the normal course of providing energy, we are subject to market fluctuations of the costs of coal, natural gas and the cost of purchased power. We manage our fuel and gas supply costs through a portfolio of short and long-term procurement contracts with various suppliers for the purchase of coal, natural gas and fuel oil. In addition, we manage the risk of price volatility by utilizing gas and electric hedging programs.

Wisconsin's retail electric fuel cost adjustment procedure mitigates some of Wisconsin Electric's risk of electric fuel cost fluctuation. If cumulative fuel and purchased power costs for electric utility operations deviate from a prescribed range when compared to the costs projected in the most recent retail rate proceeding, retail electric rates may be adjusted prospectively. For 2008, we will operate under a traditional fuel cost adjustment clause in the Wisconsin retail jurisdiction whereby fuel revenues may be adjusted prospectively if fuel and purchased power costs fall outside a pre-established annual band of plus or minus 2%. For information regarding the 2008 fuel rules, see Utility Rates and Regulatory Matters.

The PSCW has authorized dollar for dollar recovery for the majority of natural gas costs for our gas utility operations through gas cost recovery mechanisms, which mitigates most of the risk of gas cost variations. For information concerning the electric utility fuel cost adjustment procedure and the natural gas utilities' GCRMs, see Utility Rates and Regulatory Matters.

Natural Gas Costs: Significant increases in the cost of natural gas affect our electric and gas utility operations. Natural gas costs have increased because the supply of natural gas in recent years has not kept pace with the demand for natural gas. We expect that demand for natural gas will remain high into the foreseeable future and that significant price relief will not occur until additional natural gas resources are developed.

Higher natural gas costs increase our working capital requirements and result in higher gross receipts taxes in the State of Wisconsin. Higher natural gas costs combined with slower economic conditions also expose us to greater risks of accounts receivable write-offs as more customers are unable to pay their bills. Because federal and state energy assistance dollars have not kept pace with rising natural gas costs over the recent year, our risks related to bad debt expenses have increased.

In February 2005, the PSCW authorized the use of the escrow method of accounting for bad debt costs allowing for deferral of Wisconsin residential bad debt expense that exceed amounts allowed in rates. This authorization extends through March 2009.

As a result of GCRMs, our gas distribution subsidiaries receive dollar for dollar recovery on the cost of natural gas. However, increased natural gas costs increase the risk that customers will switch to alternative fuel sources, which could reduce future gas margins.

Weather: Our Wisconsin utility rates are set by the PSCW based upon estimated temperatures which approximate 20-year averages. Wisconsin Electric's electric revenues are unfavorably sensitive to below normal temperatures during the summer cooling season, and to some extent, to above normal temperatures during the winter heating season. Our gas revenues are unfavorably sensitive to above normal temperatures during the winter heating season. A summary of actual weather information in the utility segment's service territory during 2007, 2006 and 2005, as measured by degree-days, may be found above in Results of Operations.

Interest Rate: We have various short-term borrowing arrangements to provide working capital and general corporate funds. We also have variable rate long-term debt outstanding at December 31, 2007. Borrowing levels under these arrangements vary from period to period depending upon capital investments and other factors. Future short-term interest expense and payments will reflect both future short-term interest rates and borrowing levels.

We performed an interest rate sensitivity analysis at December 31, 2007 of our outstanding portfolio of $900.7 million of short-term debt with a weighted average interest rate of 5.18% and $164.4 million of variable-rate long-term debt with a weighted average interest rate of 4.39%. A one-percentage point change in interest rates would cause our annual interest expense to increase or decrease by approximately $9.0 million before taxes from short-term borrowings and $1.6 million before taxes from variable rate long-term debt outstanding.

Marketable Securities Return: We fund our pension and OPEB obligations through various trust funds, which in turn invest in debt and equity securities. Changes in the market prices of these assets can affect future pension and OPEB expenses. Additionally, future contributions can also be affected by changes in the market price of trust fund assets. We expect that the risk of expense and contribution variations as a result of changes in the market price of trust fund assets would be mitigated in part through future rate actions by our various utility regulators. Through December 31, 2005, we were operating under a PSCW-ordered, qualified five-year rate restriction period. For further information about the rate restriction, see Utility Rates and Regulatory Matters.

At December 31, 2007, we held the following total trust fund assets at fair value, primarily consisting of publicly traded debt and equity security investments:

Wisconsin Energy Corporation	Millions of Dollars
Pension trust funds	$1,007.2
Other post-retirement benefits trust funds	$201.5

Fiduciary oversight of the pension and OPEB trust fund investments is the responsibility of an Investment Trust Policy Committee. Qualified external investment managers are engaged to manage the investments. Asset/liability studies are periodically conducted with the assistance of an outside investment advisor. The current study for the pension fund projects long-term annualized returns of approximately 8.5%.

Credit Ratings: We do not have any credit agreements that would require material changes in payment schedules or terminations as a result of a credit rating downgrade. We do have certain agreements in the form of commodity contracts and employee benefit plans that could require collateral or a termination payment only in the event of a credit rating change to below investment grade. At December 31, 2007, we estimate that the collateral or the termination payment required under these agreements totaled approximately $204.0 million. In addition, we have commodity contracts that in the event of a credit rating downgrade could result in a reduction of our unsecured credit granted by counterparties.

Economic Conditions: We are exposed to market risks in the regional midwest economy for our utility energy segment. Utility sales growth is impacted by Wisconsin employment and industrial production demand.

Inflation: We continue to monitor the impact of inflation, especially with respect to the rising costs of medical plans, fuel, transmission access, construction costs, regulatory and environmental compliance and new generation in order to minimize its effects in future years through pricing strategies, productivity improvements and cost reductions. We have expectations of slightly elevated inflation in these costs and resultant energy costs in the near future. We do not believe the impact of general inflation will have a material impact on our future results of operations.

For additional information concerning risk factors, including market risks, see the Cautionary Statement Regarding Forward-Looking Information.

POWER THE FUTURE

Under our PTF strategy, we expect to meet a significant portion of our future generation needs through the construction of the PWGS and the Oak Creek expansion by We Power. We Power will lease the new plants to Wisconsin Electric under long-term leases, and we expect Wisconsin Electric to recover the lease payments in its electric rates.

The PTF units include PWGS 1, PWGS 2, OC 1 and OC 2. The following table identifies certain key items related to the units:

Unit Name	Expected In Service	Authorized Cash Costs (a)
PWGS 1	July 2005 (Actual)	$ 333 million (Actual)
PWGS 2	Second Quarter 2008	$ 329 million
OC 1	2009	$ 1,300 million
OC 2	2010	$ 640 million

(a) Authorized cash costs represent the PSCW approved costs and the increases for factors such as inflation as identified in the PSCW approved lease terms for PWGS 2, and adjusted for our ownership percentages in the case of OC 1 and OC 2.

The lease payments are based on the cash costs authorized by the PSCW. Under the lease terms, our return is calculated using a 12.7% return on equity and the equity ratio is assumed to be 53% for the PWGS Units and 55% for the OC Units. The interest component of the return is determined up to 180 days prior to the date that the units are placed in service.

***Power the Future* - Port Washington**

Background: In December 2002, the PSCW issued a written order (the Port Order) granting Wisconsin Energy, Wisconsin Electric and We Power a CPCN to commence construction of the PWGS consisting of two 545 MW natural gas-fired combined cycle generating units on the site of Wisconsin Electric's existing Port Washington Power Plant. The Port Order also authorized Wisconsin Gas to proceed with the construction of a connecting natural gas lateral, which was completed in December 2004, and it authorized ATC to construct transmission system upgrades to serve PWGS 1 and PWGS 2. PWGS 1 was completed in July 2005 and placed into service at that time. PWGS 1 was completed within the PSCW approved cost parameters. In October 2003, we received approval from FERC to transfer by long-term lease certain associated FERC jurisdictional transmission related assets from We Power to Wisconsin Electric. Construction of PWGS 2 is well underway. Site preparation, including removal of the old coal units at the site, was completed in early 2006, and all of the major components have been procured. The unit is expected to begin commercial operation in the second quarter of 2008.

Lease Terms: The PSCW approved the lease agreements and related documents under which Wisconsin Electric will staff, operate and maintain PWGS 1 and PWGS 2. Key terms of the leased generation contracts include:

- Initial lease term of 25 years with the potential for subsequent renewals at reduced rates;
- Cost recovery over a 25 year period on a mortgage basis amortization schedule;
- Imputed capital structure of 53% equity, 47% debt;
- Authorized rate of return of 12.7% after tax on equity;
- Fixed construction cost of PWGS 1 and PWGS 2 at $309.6 million and $280.3 million (2001 dollars) subject to escalation at the GDP inflation rate;
- Recovery of carrying costs during construction; and
- Ongoing PSCW supervisory authority over those lease terms and conditions specifically identified in the Port Order, which do not include the key financial terms.

In January 2003, Wisconsin Electric filed a request with the PSCW to defer costs for recovery in future rates. The PSCW approved the request in an open meeting in April 2003. We Power began collecting certain costs from Wisconsin Electric in the third quarter of 2003 as provided for in lease generation contracts that were signed in May 2003. We defer the lease costs on our balance sheet, and we amortize the costs to expense as we recover the costs in rates.

Legal and Regulatory Matters: There are currently no legal challenges to the construction of PWGS and all construction permits have been received for PWGS 1 and PWGS 2. As a result of the enactment of the Energy Policy Act, FERC, through an amendment to Section 203 of the Federal Power Act, has been given jurisdiction over the acquisition of generation (which includes leasing generation), an activity that previously was not subject to FERC's jurisdiction. Under FERC's rules implementing the Energy Policy Act, Wisconsin Energy, Wisconsin Electric and We Power filed a joint application for FERC authorization to transfer the generating assets and limited interconnection facilities of PWGS 2 through a lease arrangement between We Power and Wisconsin Electric. We received approval from FERC for this asset transfer in December 2006.

***Power the Future* - Oak Creek Expansion**

Background: In November 2003, the PSCW issued an order (the Oak Creek Order) granting Wisconsin Energy, Wisconsin Electric and We Power a CPCN to commence construction of two 615 MW coal-fired units (the Oak Creek expansion) to be located adjacent to the site of Wisconsin Electric's existing Oak Creek Power Plant. We anticipate OC 1 will be operational in 2009 and OC 2 will be operational in 2010. The Oak Creek Order concluded, among other things, that there was a need for additional electric generation for Southeastern Wisconsin and that a diversity of fuel sources best serves the interests of the State. The total cost for the two units was set at $2.191 billion, and the order provided for recovery of excess costs of up to 5% of the total project, subject to a prudence review by the PSCW. The CPCN was granted contingent upon us obtaining the necessary environmental permits. All necessary permits have been received at this time. In June 2005, construction commenced at the site. In November 2005, we completed the sale of approximately a 17% interest in the project to two unaffiliated entities, who will share ratably in the construction costs.

The Oak Creek expansion includes a new coal handling system that will serve both the existing units at Oak Creek and OC 1 and OC 2. The new coal handling system was placed into service during the fourth quarter of 2007 at a cost of approximately $171.2 million.

Lease Terms: In October 2004, the PSCW approved the lease generation contracts between Wisconsin Electric and We Power for the Oak Creek expansion. Key terms of the leased generation contracts include:

- Initial lease term of 30 years with the potential for subsequent renewals at reduced rates;
- Cost recovery over a 30 year period on a mortgage basis amortization schedule with the potential for subsequent renewals at reduced rates;
- Imputed capital structure of 55% equity, 45% debt;
- Authorized rate of return of 12.7% after tax on equity;
- Recovery of carrying costs during construction; and
- Ongoing PSCW supervisory authority over those lease terms and conditions specifically identified in the Oak Creek Order, which do not include the key financial terms.

Legal and Regulatory Matters: The CPCN granted for the construction of the Oak Creek expansion was the subject of a number of legal challenges by third parties; these legal challenges were resolved in June 2005. We have received all permits necessary to commence construction, which began in June 2005. Certain of these permits continue to be contested, but remain in effect unless and until overturned by a reviewing court or ALJ.

A contested case hearing for the WPDES permit was held in March 2006. The ALJ upheld the issuance of the permit in a decision issued in July 2006. In August 2006, the opponents filed in Dane County Circuit Court for judicial review of the ALJ's decision upholding the issuance of the permit. In March 2007, the Dane County Circuit Court affirmed in part the decision by the ALJ to uphold the WDNR's issuance of the permit. The Court also remanded certain aspects of the ALJ's decision for further consideration based on the January 2007 decision by the Federal Court of Appeals for the Second Circuit concerning the federal rule on cooling water intake systems for existing facilities (the Phase II rule) (*Riverkeeper, Inc. v. EPA*, 475 F.3d 83 (2d Cir. 2007)). The Second Circuit found certain portions of the Phase II rule impermissible and remanded several parts of the Phase II rule to the EPA for further consideration or potential additional rulemaking. Consistent with its announcement in March, in July 2007, the EPA formally suspended the Phase II rule in its entirety and directed states to use their "best professional judgment" in evaluating intake systems for existing facilities.

In November 2007, the ALJ determined that the two additional coal-fired units, OC 1 and OC 2, are new facilities under Section 316(b) of the Clean Water Act. The ALJ did not vacate the WPDES permit or any other permit necessary to continue construction of the two units, pointing out that, based upon the present record, the water intake system currently under construction as part of the Oak Creek expansion may be permittable under the standards that apply to new facilities.

The ALJ remanded the WPDES permit to the WDNR and directed the WDNR to reissue or modify the permit to reflect "best technology available" to comply with the standards applicable to new facilities under Wisconsin state law. As part of the decision, the ALJ restated his prior opinion that the water intake system currently under construction may not be operated until the Wisconsin Division of Hearings and Appeals hears any challenge to a reissued or modified permit.

We believe that there are alternatives under the EPA rule for new facilities that would permit the use of the once-through cooling system under construction rather than the use of cooling towers. We have requested that the WDNR issue a modified permit that authorizes the use of the once-through cooling system under the Phase I rule, have submitted information in support of that request and anticipate making additional information submissions in the near future. We anticipate that the WDNR will issue a modified permit in the first half of 2008. At this time, we cannot predict with certainty what the WDNR's decision will be. A re-issued or modified permit will be subject to a public comment period and can be challenged in a hearing before the Wisconsin Division of Hearings and Appeals or through judicial review. While the process for modifying the WPDES permit proceeds, we will continue construction of OC 1 and OC 2 on the current schedule.

In addition, we filed in Milwaukee County Circuit Court a petition for judicial review of the ALJ's decision. We took this action, even though we did not believe that the ALJ's decision is a "final order" that is reviewable, to ensure that we did not lose our right to appeal. The City of Oak Creek and the WDNR also filed petitions for judicial review and the petitions were consolidated into a single case. At the time that we filed our petition for review, we also filed a motion requesting a determination from the court that the ALJ order is not final and, therefore, not subject to judicial review at this time. On February 11, 2008, the Court granted our motion dismissing the three petitions for review on the grounds that the ALJ's decision is not a final order and further ruled that all issues decided by the ALJ may be judicially reviewed when there is a final agency decision.

As a result of the enactment of the Energy Policy Act, FERC, through an amendment to Section 203 of the Federal Power Act, has been given jurisdiction over the acquisition of generation (which includes leasing generation), an activity that previously was not subject to FERC's jurisdiction. Under FERC's rules implementing the Energy Policy Act, Wisconsin Energy, Wisconsin Electric and We Power filed a joint application for FERC authorization to transfer the generating assets and limited interconnection facilities of OC 1 and OC 2 through a lease arrangement between We Power and Wisconsin Electric. We received approval from FERC on these leases in December 2006.

UTILITY RATES AND REGULATORY MATTERS

The PSCW regulates our retail electric, natural gas, steam and water rates in the State of Wisconsin, while FERC regulates our wholesale power, electric transmission and interstate gas transportation service rates. The MPSC regulates our retail electric rates in the State of Michigan. Within our regulated segment, we estimate that approximately 88% of our electric revenues are regulated by the PSCW, 5% are regulated by the MPSC and the balance of our electric revenues is regulated by FERC. All of our natural gas and water revenues are regulated by the PSCW. Orders from the PSCW can be viewed at http://psc.wi.gov/ and orders from the MPSC can be viewed at www.michigan.gov/mpsc/.

The table below summarizes the anticipated annualized revenue impact of the recent Wisconsin Electric rate changes:

Service - Wisconsin Electric	Incremental Annualized Revenue Increase (Millions)	Percent Change in Rates	Effective Date
Retail electric, Wisconsin	$389.1	17.2%	January 17, 2008
Retail gas, Wisconsin	$4.0	0.6%	January 17, 2008
Retail steam, Wisconsin	$3.6	11.2%	January 17, 2008
Retail electric, Michigan	$0.3	0.6%	May 23, 2007
Fuel electric, Michigan	$3.4	7.5%	January 1, 2007
Retail electric, Wisconsin	$222.0	10.6%	January 26, 2006
Retail gas, Wisconsin	$21.4	2.9%	January 26, 2006
Retail steam, Wisconsin	$7.8	31.5%	January 26, 2006
Fuel electric, Michigan	$2.7	5.9%	January 1, 2006
Fuel electric, Wisconsin	$7.7	0.3%	November 24, 2005
Fuel electric, Michigan	$2.5	5.8%	November 1, 2005
Retail electric, Wisconsin	$59.7	3.1%	May 19, 2005
Retail steam, Wisconsin	$0.5	3.6%	May 19, 2005
Fuel electric, Wisconsin	$114.9	5.9%	March 18, 2005
Fuel electric, Michigan	$3.4	8.0%	January 1, 2005

2008 Pricing: During 2007, Wisconsin Electric and Wisconsin Gas initiated rate proceedings. Wisconsin Electric asked the PSCW to approve a comprehensive plan which would result in price increases of $648.6 million for its electric customers in Wisconsin. This price increase would be reduced by expected bill credits resulting from the sale of Point Beach. The initial rate filing estimated bill credits of $371.0 million in 2008 and $187.5 million in 2009, resulting in net pricing increases of 7.5% in 2008 and 7.5% in 2009. In addition, Wisconsin Electric requested a 1.8% price increase in 2008 for its gas customers and an approximately 16.0% price increase in 2008 for all steam customers in Milwaukee. Wisconsin Gas filed for a 4.1% price increase in 2008 for its gas customers.

Electric pricing increases were needed to allow us to continue progress on previously approved initiatives, including: costs associated with our new PTF plants; recovery of costs associated with transmission; compliance with environmental regulations; continuation of investment in renewable and efficiency programs, including the new wind facilities approved by the PSCW in February 2007; and scheduled recovery of regulatory assets.

On January 17, 2008, the PSCW approved pricing increases for Wisconsin Electric and Wisconsin Gas as follows:

- $389.1 million (17.2%) in electric rates for Wisconsin Electric - the pricing increase will be offset by $315.9 million in bill credits in 2008 and $240.7 million in bill credits in 2009, resulting in a net increase of $73.2 million (3.2%) and $75.2 million (3.2%), respectively;

- $4.0 million (0.6%) for natural gas service from Wisconsin Electric;
- $3.6 million (11.2%) for steam service from Wisconsin Electric; and
- $20.1 million (2.2%) for natural gas service from Wisconsin Gas.

In addition, the PSCW lowered the return on equity for Wisconsin Electric and Wisconsin Gas from 11.2% to 10.75%. The PSCW also determined that S85.0 million of the Point Beach proceeds should be immediately applied to offset certain regulatory assets.

Wisconsin Electric expects to provide a total of approximately $669.7 million of bill credits to its Wisconsin customers over the three year period ending 2010.

Michigan Price Increase Request: On January 31, 2008, Wisconsin Electric filed a rate increase request with the MPSC. This request represents an increase in electric rates of 14.7%, or $22.0 million, to support the growing demand for electricity, continued investment in renewable programs, compliance with environmental regulations, addition of distribution infrastructure and increased operational expenses. This filing also includes a request for immediate rate relief of 5.6%, or approximately $8.4 million. We expect an order from the MPSC during the third quarter of 2008.

2006 Pricing: In January 2006, Wisconsin Electric received an order from the PSCW that allowed it to increase annual electric revenues by approximately $222.0 million, or 10.6%, to recover increased costs associated with investments in our PTF units, transmission services and fuel and purchased power, as well as costs associated with additional sources of renewable energy. The rate increase was based on an authorized return on equity of 11.2%. The order also required Wisconsin Electric to refund to customers, with interest, any fuel revenues that it receives that are in excess of fuel and purchased power costs that it incurs, as defined by the Wisconsin fuel rules. The original order stipulated that any refund would also include interest at short-term rates. This refund provision did not extend past December 31, 2006.

During 2006, we experienced lower than expected fuel and purchased power costs. In September 2006, we requested and received approval from the PSCW to refund favorable fuel recoveries including accrued interest at a short-term rate. In addition, in September 2006 the PSCW determined that if the total recoveries for 2006 exceeded $36 million, interest on the amount in excess of $36 million would be paid at the rate of 11.2%, our authorized return on equity rather than at short-term rates as originally set forth in the order. During October 2006, we refunded $28.7 million, including interest, to Wisconsin retail customers as a credit on their bill and we received approval from the PSCW to refund an additional $10 million, including interest, in the first quarter of 2007.

During 2007, Wisconsin Electric operated under a traditional fuel cost adjustment clause in the Wisconsin retail jurisdiction whereby fuel revenues could have been adjusted prospectively if fuel and purchased power costs fell outside a pre-established annual band of plus or minus 2%.

Our gas operations went through a traditional rate proceeding whereby the revenues were set to recover projected costs and to provide a return on rate base. The January 2006 order provided for increases in gas revenues totaling $60.1 million ($21.4 million or 2.9% for Wisconsin Electric gas operations and $38.7 million or 3.7% for Wisconsin Gas gas operations). The rate increases were based on an authorized return on equity of 11.2% for the gas operations of both Wisconsin Electric and Wisconsin Gas.

The steam rate proceeding was a traditional rate proceeding. The January 2006 order provided for an increase in steam rates of $7.8 million, or 31.5%, to be phased in over a two year period beginning in 2006. The rate increase was based on an authorized return on equity of 11.2%.

Limited Rate Adjustment Requests

2005 Fuel Recovery Filing: In February 2005, Wisconsin Electric filed an application with the PSCW for an increase in electric rates in the amount of $114.9 million due to the increased costs of fuel and purchased power as a result of customer growth and the increase in the reliance upon natural gas as a fuel source. We received approval for the increase in fuel recoveries on an interim basis in March 2005. In November 2005, we received the final rate order, which authorized an additional $7.7 million in rate increases, for a total increase of $122.6 million (6.2%). In December 2005, two parties filed suit against the PSCW in Dane County Circuit Court challenging the PSCW's decision to allow fuel cost recovery, while allowing us to keep the savings that resulted from the WICOR acquisition. As a condition of the PSCW approval of the WICOR acquisition, Wisconsin Electric and Wisconsin Gas were restricted from increasing Wisconsin rates for a five year period ending December 31, 2005, with certain limited exceptions, but we were allowed to keep the savings generated from the merger. In July 2006, the Dane County Circuit Court affirmed the PSCW's decision. In August 2006, the opponents appealed this decision to the Wisconsin Court of Appeals. In July 2007, the Court of Appeals affirmed the Dane County Circuit Court decision upholding the PSCW order. The time period for appeal has expired and no appeals were filed.

2005 Revenue Deficiencies: In May 2004, Wisconsin Electric filed an application with the PSCW for an increase in electric and steam rates for anticipated 2005 revenue deficiencies associated with (1) costs for the new PWGS and the Oak Creek expansion being constructed as part of our PTF strategy, (2) costs associated with our energy efficiency procurement plan and (3) costs associated with making changes to our steam utility systems as part of the construction of the Marquette Interchange highway project in downtown Milwaukee, Wisconsin. The filing identified anticipated revenue deficiencies in 2005 attributable to Wisconsin in the amount of $84.8 million (4.5%) for the electric operations of Wisconsin Electric and $0.5 million (3.6%) for Wisconsin Electric's steam operations. In January 2005, as a result of the litigation involving our Oak Creek expansion, we amended this filing to reduce the total revenue request to $52.4 million. In May 2005, the PSCW issued its final written order implementing an annualized increase in electric rates of $59.7 million (3.1%) and an increase of $0.5 million (3.6%) in steam rates.

Other Utility Rate Matters

Electric Transmission Cost Recovery: Wisconsin Electric divested its transmission assets with the formation of ATC in January 2001. We now procure transmission service from ATC at FERC approved tariff rates. In connection with the formation of ATC, our transmission costs have escalated due to the socialization of costs within ATC and increased transmission infrastructure requirements in the state. In 2002, in connection with the increased costs experienced by our customers, the PSCW issued an order which allowed us to use escrow accounting whereby we defer transmission costs that exceed amounts embedded in our rates. We are allowed to earn a return on the unrecovered transmission costs at our weighted average cost of capital. As of December 31, 2007, we have deferred $240.9 million of unrecovered transmission costs. The January 2008 rate order provided for the recovery of these costs over six years; and the escrow accounting treatment has been discontinued.

Fuel Cost Adjustment Procedure: Within the State of Wisconsin, Wisconsin Electric operates under a fuel cost adjustment clause for fuel and purchased power costs associated with the generation and delivery of electricity and purchase power contracts. Embedded within its base rates is an amount to recover fuel costs. Under the current fuel rules, no adjustments are made to rates as long as fuel and purchased power costs are expected to be within a band of the costs embedded in current rates for the twelve month period ending December 31. If, however, annual fuel costs are expected to fall outside of the band, and actual costs fall outside of established fuel bands, then we may file for a change in fuel recoveries on a prospective basis. For 2008, the band is plus or minus 2%.

In June 2006, the PSCW opened a docket (01-AC-224) in which it was looking into revising the current fuel rules (Chapter PSC 116). In February 2007, five Wisconsin utilities regulated by the fuel rules, including Wisconsin Electric, filed a joint proposal to modify the existing rules in this docket. The proposal recommends modifying the rules to allow for escrow accounting for fuel costs outside a plus or minus 1% annual band of fuel costs allowed in rates. It further recommends that the escrow balance be trued-up annually following the end of each calendar year. We are unable to predict if or when the PSCW will make any changes to the existing fuel rules.

Edison Sault and Wisconsin Electric's operations in Michigan operate under a Power Supply Cost Recovery mechanism which generally allows for the recovery of fuel and purchase power costs on a dollar for dollar basis.

Gas Cost Recovery Mechanism: Our natural gas operations operate under a GCRM as approved by the PSCW. Generally, the GCRM allows for a dollar for dollar recovery of gas costs. There is an incentive mechanism under the GCRM which allows for increased revenues if we acquire gas lower than benchmarks approved by the PSCW. During 2007, 2006 and 2005, no additional revenues were earned under the incentive portion of the GCRM.

Bad Debt Costs: In January 2006, the PSCW issued an order approving the amortization over the next five years of bad debts deferred in 2004 for our gas operations. The bad debts deferred in 2004 related to electric operations will be considered for recovery in future rates, subject to audit and approval of the PSCW.

In February 2005, the PSCW approved our use of escrow accounting for residential bad debt costs. The final decision was received in March 2005. The escrow method of accounting for bad debt costs allows for deferral of Wisconsin residential bad debt expense that exceeds amounts allowed in rates. As a result of this approval from the PSCW, which extends through March 2009, we escrowed approximately $8.9 million, $3.7 million and $17.2 million in 2007, 2006 and 2005, respectively, related to bad debt costs. The January 2008 rate order allowed for the continued use of escrow accounting.

MISO Energy Markets: In January 2005, we requested deferral accounting treatment from the PSCW for certain incremental costs or benefits that may occur due to the implementation on April 1, 2005 of the MISO Energy Markets. We received approval for this accounting treatment in March 2005. Additionally, in March 2005 we submitted a joint proposal to the PSCW with other utilities requesting escrow accounting treatment for the MISO Energy Markets costs until each utility's first rate case following April 1, 2008. The purpose of the March 2005 request for escrow accounting was to provide clarification on costs not included in the March 2005 approval for deferral accounting treatment. The PSCW approved deferral treatment for these costs in June 2006. In August 2007, the PSCW issued an order that adjusted the deferral treatment for certain MISO costs and determined that deferral accounting would end December 31, 2007. For additional information, see Industry Restructuring and Competition -- Electric Transmission and Energy Markets -- MISO.

Coal Generation Forced Outage - 2007: In March 2007, we requested and received approval from the PSCW to defer as a regulatory asset approximately $13.2 million related to replacement power costs due to a forced outage of Unit 1 at the Pleasant Prairie Power Plant. The outage extended from February 2007 through March 2007. These costs will be recovered as part of the 2008 rate order.

Wholesale Electric Rates: In August 2006, Wisconsin Electric filed a wholesale rate case with FERC. The filing requested an annual increase in rates of approximately $16.7 million applicable to four existing wholesale electric customers. This includes a mechanism for fuel and other cost adjustments. In November 2006, FERC accepted the rate filing subject to refund with interest. Three of the existing customers' rates were effective in January 2007. The remaining wholesale customer's rates were effective in May 2007. FERC approved a settlement of the rate filing in September 2007.

Depreciation Rates: In January 2005, Wisconsin Electric and Wisconsin Gas filed a joint application with the PSCW for certification of depreciation rates for specific classes of utility plant assets. In November 2005, we received notice from the PSCW that the proposed estimated lives, net salvage values and depreciation rates were approved and became effective January 1, 2006. For more information, see Note A -- Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements.

Renewables, Efficiency and Conservation: In March 2006, Wisconsin enacted new public benefits legislation, Act 141, which changes the renewable energy requirements for utilities. Act 141 requires Wisconsin utilities to provide 2% more of their total retail energy from renewable resources than their current levels by 2010, and 6% more renewable energy than their current levels by 2015. Act 141 establishes a statewide goal that 10% of all electricity in Wisconsin be generated by renewable resources by December 31, 2015. Assuming the bulk of additional renewables is wind turbines, Wisconsin Electric must obtain approximately 210 MW of additional renewable capacity by 2010 and another approximately 610 MW of additional renewable capacity by 2015 to meet the retail energy delivered requirements. We have already started development of additional sources of renewable energy to comply with commitments made as part of our PTF initiative which will assist us in complying with Act 141. See Wind Generation discussion below.

Act 141 allows the PSCW to delay a utility's implementation of the renewable portfolio standard if it finds that achieving the renewable requirement would be too expensive or would lessen reliability, or that new renewable projects could not be permitted on a timely basis or could not be served by adequate transmission facilities. The previous law did not include similar provisions. Act 141 provides that if a utility is in compliance with the renewable energy and energy efficiency requirements as determined by the PSCW, then the utility is considered in compliance with the Energy Priorities law. Prior to Act 141, there had been no agreement on how to determine compliance with the Energy Priorities law, which provides that it is the policy of the PSCW, to the extent it is cost-effective and technically feasible, to consider the following options in the listed order when reviewing energy-related applications: (1) energy conservation and efficiency, (2) noncombustible renewable energy resources, (3) combustible renewable energy resources, (4) natural gas, (5) oil or low sulfur coal and (6) high sulfur coal and other carbon-based fuels.

We continue to implement the requirements of Act 141. The PSCW has completed two rule-making proceedings required by the law. These proceedings dealt with renewable energy credits and conditions for utility and business voluntary participation in providing energy efficiency programs. Effective July 1, 2007, we began to pay the required 1.2% charge to support energy efficiency, conservation and renewable programs in Wisconsin as required by Act 141.

Wind Generation: In June 2005, we purchased the development rights to a wind farm project (Blue Sky Green Field) from Navitas Energy, Inc. After receiving the necessary approvals and permits we began construction in June 2007. Wind turbine components began arriving at the site during the fourth quarter of 2007. We estimate that the capital cost of the project, excluding AFUDC, will be approximately $300 million. We currently expect the wind turbines to be placed into service by the second quarter of 2008.

In addition, in October 2007 we provided notice to FPL Energy, a subsidiary of FPL, that we were exercising the option we received in connection with the sale of Point Beach to purchase all rights to a new wind farm site in central Wisconsin. Once the purchase is complete, we will proceed with securing approvals and permits for construction and operation, and we expect to install wind turbines with approximately 100 MW of generating capacity. We expect the wind turbines to be placed into service between late 2010 or 2011, subject to regulatory approvals and turbine availability.

ELECTRIC SYSTEM RELIABILITY

In response to customer demand for higher quality power required by modern equipment, we are evaluating and updating our electric distribution system. We are taking steps to reduce the likelihood of outages by upgrading substations and rebuilding lines to upgrade voltages and reliability. These improvements, along with better technology for analysis of our existing system, better resource management to speed restoration and improved customer communication, are near-term efforts to enhance our current electric distribution infrastructure. For the long-term, we have developed a distribution system asset management strategy that requires increased levels of automation of both substations and line equipment to consistently provide the level of reliability needed for a digital economy.

We had adequate capacity to meet all of our firm electric load obligations during 2007. All of our generating plants performed well during the warmest periods of the summer and all power purchase commitments under firm contract were received. During this period, public appeals for conservation were not required and we did not interrupt or curtail service to non-firm customers who participate in load management programs.

We expect to have adequate capacity to meet all of our firm load obligations during 2008. However, extremely hot weather, unexpected equipment failure or unavailability could require us to call upon load management procedures during 2008 as we have in past years.

ENVIRONMENTAL MATTERS

Consistent with other companies in the energy industry, we face significant ongoing environmental compliance and remediation challenges related to current and past operations. Specific environmental issues affecting our utility and non-utility energy segments include but are not limited to (1) air emissions such as CO_2, SO_2, NO_x, small particulates and mercury, (2) disposal of combustion by-products such as fly ash and (3) remediation of former manufactured gas plant sites.

We are currently pursuing a proactive strategy to manage our environmental issues including (1) substituting new and cleaner generating facilities for older facilities as part of our PTF strategy, (2) developing additional sources of renewable electric energy supply, (3) reviewing water quality matters such as discharge limits and cooling water requirements, (4) adding emission control equipment to existing facilities to comply with new ambient air quality standards and federal clean air rules, (5) entering into agreements with the EPA to reduce emissions of SO_2 and NO_x by more than 65% by 2013, (6) evaluating and implementing improvements to our cooling water intake systems, (7) continuing the beneficial re-use of ash and other solid products from coal-fired generating units and (8) conducting the clean-up of former manufactured gas plant sites. The capital cost of implementing the EPA consent decree is estimated to be approximately $1 billion over the 10 years ending 2013. These costs are principally associated with the installation of air quality controls on Pleasant Prairie Units 1 and 2 and Oak Creek Units 5-8. In June 2007, we submitted an application to the PSCW requesting approval to construct environmental controls at Oak Creek Units 5-8 by 2012 as required by the Consent Decree. We estimate the cost of this project to be approximately $750 million. Through December 31, 2007, we have spent approximately $381.0 million associated with implementing the EPA agreement. For further information concerning the Consent Decree, see Note S -- Commitments and Contingencies in the Notes to Consolidated Financial Statements.

National Ambient Air Quality Standards: In 2000 and 2001, Michigan and Wisconsin finalized state rules implementing phased emission reductions required to meet the NAAQS for 1-hour ozone. In 2004, the EPA began implementing NAAQS for 8-hour ozone and $PM_{2.5}$. In December 2006, the EPA further revised the $PM_{2.5}$ standard, and in June 2007, the EPA announced its proposal to further lower the 8-hour ozone standard.

8-hour Ozone Standard: In April 2004, the EPA designated 10 counties in Southeastern Wisconsin as non-attainment areas for the 8-hour ozone NAAQS. States were required to develop and submit State Implementation Plans to the EPA by June 2007 to demonstrate how they intend to comply with the 8-hour ozone NAAQS. The rule that applies to emissions from our power plants in the affected areas of Wisconsin has been adopted by the state. The required reductions will be accomplished through implementation of the CAIR. (See below for further information regarding CAIR.) We believe compliance with the NO_x emission reduction requirements under the agreement with the EPA will substantially mitigate costs to comply with the EPA's 8-hour ozone NAAQS. In June 2007, the EPA announced its proposal to further lower the 8-hour standard. Until this proposal becomes a final rule, we are unable to predict the impact on the operation of our existing coal-fired generation facilities.

$PM_{2.5}$ Standard: In December 2004, the EPA designated $PM_{2.5}$ non-attainment areas in the country. All counties in Wisconsin and all counties in the Upper Peninsula of Michigan were designated as in attainment with the standard. It is unknown at this time whether Wisconsin or Michigan will require additional emission reductions as part of state or regional implementation of the $PM_{2.5}$ standard and what impact those requirements would have on operation of our existing coal-fired generation facilities. In December 2006, a more restrictive federal standard became effective, which may place some counties into non-attainment status. This standard is currently being litigated. Until such time as the states develop rules and submit State Implementation Plans to the EPA to demonstrate how they intend to comply with the standard, we are unable to predict the impact of this more restrictive standard on the operation of our existing coal-fired generation facilities or our new PTF generating units being leased by Wisconsin Electric including OC 1, OC 2 and PWGS.

Clean Air Interstate Rule: The EPA issued the final CAIR regulation in March 2005 to facilitate the states in meeting the 8-hour ozone and $PM_{2.5}$ standards by addressing the regional transport of SO_2 and NO_x. CAIR requires NO_x and SO_2 emission reductions in two phases from electric generating units located in a 28-state region within the eastern United States. Wisconsin and Michigan are affected states under CAIR. The phase 1 compliance deadline is January 1, 2009 for NO_x and January 1, 2010 for SO_2, and the phase 2 compliance deadline is January 1, 2015 for both NO_x and SO_2. Overall, the CAIR is expected to result in a 70% reduction in SO_2

emissions and a 65% reduction in NO_x emissions from 2002 emission levels. The states were required to develop and submit implementation plans by no later than March 2007. A final CAIR rule has been adopted in Wisconsin and Michigan. We believe that compliance with the NO_x and SO_2 emission reductions requirements under the Consent Decree will substantially mitigate costs to comply with the CAIR rule.

Clean Air Mercury Rule: The EPA issued the final CAMR in March 2005, following the agency's 2000 regulatory determination that utility mercury emissions should be regulated. CAMR would limit mercury emissions from new and existing coal-fired power plants, and cap utility mercury emission in two phases, applicable in 2010 and 2018. The caps would limit emissions at approximately 20% and ultimately 70% below today's utility mercury levels. Because the control technology is under development, it is difficult to estimate what the cost would be to comply with the CAMR requirements. We believe the range of possible expenditures could be approximately $50 million to $200 million. The construction Air Permit issued for the Oak Creek expansion is not impacted by CAMR.

The federal rule was challenged by a number of states including Wisconsin and Michigan. On February 8, 2008, the U.S. Court of Appeals for the District of Columbia Circuit vacated CAMR and sent the rule back to EPA for re-consideration. At this time, we cannot predict the timing or impact on our operations of a future federal rule.

In October 2004, the WDNR issued mercury emission control rules that affect electric utilities in Wisconsin. The Wisconsin rules explicitly recognize an underlying state statutory restriction that state regulations cannot be more stringent than those included in any federal program and require that the WDNR must adopt state rule changes within 18 months of publication of any federal rules. In March 2007, the WDNR proposed changes to this rule to include an implementation plan for CAMR, along with a proposal for more stringent state-only rules. WDNR did not take any final action on the March 2007 rule proposal. The 2004 state rule will continue to apply to our Wisconsin facilities, unless and until it is revised in the future. This rule requires mercury emission reductions from existing coal-fueled units in three phases, beginning with an emission cap in 2008, and followed by a 40% reduction requirement by 2010 and a 75% reduction requirement by 2015.

As of January 2008, the Michigan Department of Environmental Quality has also proposed a rule to both implement CAMR and impose state-only requirements for achieving 90% emission reductions in 2015. At this time, we cannot predict how the Michigan Department of Environmental Quality will proceed with their rule proposal and its impact on our operations. As part of a new technology demonstration which the company undertook in partnership with the DOE, technology for the control of mercury has been installed at Presque Isle Power Plant. We plan to continue the operation of that equipment beyond the test period. Until the Michigan rule is promulgated, it is not known if that equipment will be sufficient to comply with reductions that might be required under that rule.

Clean Air Visibility Rule: The EPA issued the CAVR in June 2005 to address regional haze, or regionally-impaired visibility caused by multiple sources over a wide area. The rule defines BART requirements for electric generating units and how BART will be addressed in the 28 states subject to EPA's CAIR. Under CAVR, states are required to identify certain industrial facilities and power plants that affect visibility in the nation's 156 Class I protected areas. States are then required to determine the types of emission controls that those facilities must use to control their emissions. The pollutants from power plants that reduce visibility include particulate matter or compounds that contribute to fine particulate formation, NO_x, SO_2 and ammonia. States were required to submit plans to implement CAVR to the EPA by December 2007. The reductions associated with the state plans are scheduled to begin to take effect in 2014, with full implementation before 2018. Wisconsin is in the final phase of promulgating rules which cover one aspect of the regulations. We do not believe that these rules, if adopted in their current form, will have a material impact on our costs. Michigan has not yet issued a draft rule. Until the rules are final, we are unable to predict the impact on our system.

Clean Water Act: Section 316(b) of the CWA requires that the location, design, construction and capacity of cooling water intake structures reflect the BTA for minimizing adverse environmental impact. This law dates back to 1972; however, prior to September 2004, there were no federal rules that defined precisely how states and EPA regions determined that an existing intake met BTA requirements. The Phase II rule established, for the first time, national performance standards and compliance alternatives for existing facilities that are designed to minimize the potential adverse environmental impacts to aquatic organisms associated with water withdrawals from cooling water intakes. Costs associated with implementation of the 316(b) rules for Wisconsin Electric's Oak Creek Power Plant, We Power's Oak Creek expansion and PWGS were included in project costs.

In January 2007, the Federal Court of Appeals for the Second Circuit issued a decision concerning the Phase II rule for existing facilities (Riverkeeper, Inc. v. EPA, Nos. 04-6692-ag(L) (2d Cir. 2007)). The Second Circuit found certain portions of the rule impermissible and remanded several parts of the Phase II rule to the EPA for further consideration or potential additional rulemaking. Consistent with its announcement in March, in July 2007, the EPA formally suspended the Phase II rule in its entirety and directed states to use their "best professional judgment" in evaluating intake systems. We will work with the relevant state agencies as permits for our facilities come due for renewal to determine what, if any, actions need to be taken. Until the EPA completes its reconsideration and rulemaking, we cannot predict what impact these changes to the federal rules may have on our facilities. For additional information on this matter related to the Oak Creek expansion, see Factors Affecting Results, Liquidity and Capital Resources -- *Power the Future* -- Oak Creek Expansion.

Manufactured Gas Plant Sites: We are voluntarily reviewing and addressing environmental conditions at a number of former manufactured gas plant sites. For further information, see Note S -- Commitments and Contingencies in the Notes to Consolidated Financial Statements.

Ash Landfill Sites: We aggressively seek environmentally acceptable, beneficial uses for our combustion byproducts. For further information, see Note S -- Commitments and Contingencies in the Notes to Consolidated Financial Statements.

EPA Consent Decree: In April 2003, Wisconsin Electric and the EPA announced that a Consent Decree had been reached that resolved all issues related to a request for information that had been issued by the EPA. The U.S. District Court for the Eastern District of Wisconsin approved the amended Consent Decree and entered it in October 2007. For further information, see Note S -- Commitments and Contingencies in the Notes to Consolidated Financial Statements.

Greenhouse Gases: We continue to take voluntary measures to reduce our emissions of greenhouse gases. We support flexible, market-based strategies to curb greenhouse gas emissions, including emissions trading, joint implementation projects and credit for early actions. We support a voluntary approach that encourages technology development and transfer and includes all sectors of the economy and all significant global emitters.

Our emissions in future years will continue to be influenced by several actions completed, planned or underway, including:

- Repowering the Port Washington Power Plant from coal to natural gas - fired combined cycle units.
- Adding coal-fired units as part of the Oak Creek expansion that will be the most thermally efficient coal units in our system.
- Increasing investment in energy efficiency and conservation.
- Adding additional wind capacity and promoting increased participation in the Energy for Tomorrow® renewable energy program.

Federal, state, regional and international authorities have undertaken efforts to limit greenhouse gas emissions. Legislative proposals that would impose mandatory restrictions on CO_2 emissions continue to be considered in the U.S. Congress. Although the ultimate outcome of these efforts cannot be determined at this time, mandatory restrictions on our CO_2 emissions could result in significant compliance costs that could affect future results of operations, cash flows and financial condition.

LEGAL MATTERS

Arbitration Proceedings: Our largest electric customers, two iron ore mines, operate in the Upper Peninsula of Michigan. The mines represent approximately 6% of our annual electric sales; however, the earnings are insignificant to us. The mines had special negotiated contracts that expired in December 2007. The contracts had price caps for approximately 80% of the energy sales. We did not recognize revenue on amounts billed that exceeded the price caps.

The incremental power costs in the Upper Peninsula of Michigan are now determined by MISO. In April 2005, we began to bill the mines the incremental power costs as quantified by the MISO Energy Markets. The mines notified us that they were disputing these billings and a portion of these disputed amounts were deposited in escrow. In September 2005, the mines notified us that they filed for formal arbitration related to the contracts. We notified the mines that we believe that they failed to comply with certain notification provisions related to annual production as specified within the contracts.

In May 2007, Wisconsin Electric entered into a settlement agreement with the mines. The settlement was a full and complete resolution of all claims and disputes between the parties for electric service rendered by Wisconsin Electric under the power purchase agreements through March 31, 2007. Pursuant to the settlement, the mines paid Wisconsin Electric approximately $9.0 million and Wisconsin Electric released to the mines all funds held in escrow. The estimated earnings impact of the payment from the mines was $0.04 per share. The settlement also provided a mutually satisfactory pricing structure through the power purchase agreement expiration date of December 31, 2007. Beginning January 1, 2008, the mines became eligible to receive electric service from Wisconsin Electric in accordance with tariffs approved by the MPSC.

Stray Voltage: On July 11, 1996, the PSCW issued a final order regarding the stray voltage policies of Wisconsin's investor-owned utilities. The order clarified the definition of stray voltage, affirmed the level at which utility action is required, and placed some of the responsibility for this issue in the hands of the customer. Additionally, the order established a uniform stray voltage tariff which delineates utility responsibility and provides for the recovery of costs associated with unnecessary customer demanded services.

In recent years, dairy farmers have commenced actions or made claims against Wisconsin Electric for loss of milk production and other damages to livestock allegedly caused by stray voltage, and, more recently, ground currents resulting from the operation of its electrical system, even though that electrical system has been operated within the parameters of the PSCW's order. The Wisconsin Supreme Court has rejected the arguments that, if a utility company's measurement of stray voltage is below the PSCW "level of concern," that utility could not be found negligent in stray voltage cases. Additionally, the Court has held that the PSCW regulations regarding stray voltage were only minimum standards to be considered by a jury in stray voltage litigation. As a result of this case, claims by dairy farmers for livestock damage have been based upon ground currents with levels measuring less than the PSCW "level of concern."

In May 2005, a stray voltage lawsuit was filed against Wisconsin Electric. This lawsuit was settled in June 2007 and such settlement did not have a material adverse effect on our financial condition or results of operations. Although we do not have any open stray voltage cases at this time, we continue to evaluate various options and strategies to mitigate this risk.

NUCLEAR OPERATIONS

Point Beach Nuclear Plant: Wisconsin Electric previously owned two electric generating units (Unit 1 and Unit 2) at Point Beach in Two Rivers, Wisconsin. During 2007, 2006 and 2005, Point Beach provided approximately 17.3%, 25.3% and 20.0%, respectively, of Wisconsin Electric's net electric energy supply.

On September 28, 2007, Wisconsin Electric sold Point Beach to an affiliate of FPL for approximately $924 million. Pursuant to the terms of the sale agreement, the buyer purchased Point Beach, its nuclear fuel, associated inventories and assumed the obligation to decommission the plant. Wisconsin Electric retained approximately $506 million of the sales proceeds, which represents the net book value of the assets sold and certain transaction costs. In addition, Wisconsin Electric has deferred the net gain on the sale of approximately $418 million as a regulatory liability and has deposited those proceeds into a restricted cash account.

In connection with the sale, Wisconsin Electric also transferred $390 million of decommissioning funds to the buyer. Wisconsin Electric then liquidated the balance of the decommissioning trust assets and retained approximately $552 million, which was also placed into the restricted cash account. We intend to use the cash in the restricted cash account and the interest earned on the balance for the benefit of our customers and to pay certain taxes. Our regulators are directing the manner in which these proceeds will benefit customers. For further information on the 2008 rate case, see Factors Affecting Results, Liquidity and Capital Resources - Utility Rates and Regulatory Matters.

A long-term power purchase agreement with the buyer became effective upon closing of the sale. Pursuant to this agreement, Wisconsin Electric is purchasing all of the energy produced by Point Beach. The power purchase agreement extends through 2030 for Unit 1 and 2033 for Unit 2. Based on the agreement, we are paying a pre-determined price per MWh for energy delivered according to a schedule that is established in the agreement. Under the agreement, if our credit rating and the credit rating of Wisconsin Electric from either S&P or Moody's fall below investment grade, or if the holders of any indebtedness in excess of $100.0 million accelerate or have the right to accelerate the maturity of such indebtedness as a result of a default, we would need to provide collateral in the amount of $100.0 million (escalating at 3% per year commencing in 2024).

Used Nuclear Fuel Storage and Disposal: During Wisconsin Electric's ownership of Point Beach, Wisconsin Electric was authorized by the PSCW to load and store sufficient dry fuel storage containers to allow Point Beach Units 1 and 2 to operate to the end of their original operating licenses, but not to exceed the original 48-canister capacity of the dry fuel storage facility. The original operating licenses were set to expire in October 2010 for Unit 1 and in March 2013 for Unit 2 before they were renewed and extended by the NRC in December 2005.

Temporary storage alternatives at Point Beach are necessary until the DOE takes ownership of and permanently removes the used fuel as mandated by the Nuclear Waste Policy Act of 1982, as amended in 1987. The Nuclear Waste Policy Act established the Nuclear Waste Fund which is composed of payments made by the generators and owners of such waste and fuel. Effective January 31, 1998, the DOE failed to meet its contractual obligation to begin removing used fuel from Point Beach, a responsibility for which Wisconsin Electric paid a total of $215.2 million into the Nuclear Waste Fund over the life of its ownership of Point Beach.

On August 13, 2000, the United States Court of Appeals for the Federal Circuit ruled in a lawsuit brought by Maine Yankee and Northern States Power Company that the DOE's failure to begin performance by January 31, 1998 constituted a breach of the Standard Contract, providing clear grounds for filing complaints in the Court of Federal Claims. Consequently, Wisconsin Electric filed a complaint on November 16, 2000 against the DOE in the Court of Federal Claims. In October 2004, the Court of Federal Claims granted Wisconsin Electric's motion for summary judgment on liability. The Court held a trial during September and October 2007 to determine damages. We anticipate a decision by the end of 2008 or during 2009. Wisconsin Electric incurred substantial damages prior to the sale of Point Beach and we are seeking recovery of our damages in this lawsuit and we expect that any recoveries would be considered in setting future rates.

INDUSTRY RESTRUCTURING AND COMPETITION

Electric Utility Industry

The regulated energy industry continues to experience significant changes. FERC continues to support large RTOs, which will affect the structure of the wholesale market. To this end, the MISO implemented a bid-based market, the MISO Energy Markets, including the use of LMP to value electric transmission congestion and losses. The MISO Energy Markets commenced operation on April 1, 2005. Increased competition in the retail and wholesale markets, which may result from restructuring efforts, could have a significant and adverse financial impact on us. It is uncertain when retail access might be implemented in Wisconsin; however, Michigan has adopted retail choice which potentially affects our Michigan operations. In August 2005, President Bush signed into law the Energy Policy Act, which impacts the electric utility industry. (See Other Matters below for additional information on the Energy Policy Act). In addition, major issues in industry restructuring, implementation of RTO markets and market power mitigation received substantial attention in 2006 and prior years. We continue to focus on infrastructure issues through our PTF growth strategy.

Restructuring in Wisconsin: Electric utility revenues in Wisconsin are regulated by the PSCW. Due to many factors, including relatively competitive electric rates charged by the state's electric utilities, the PSCW has been focused in recent years on electric reliability infrastructure issues for the State of Wisconsin. These issues include:

- Addition of new generating capacity in the state;
- Modifications to the regulatory process to facilitate development of merchant generating plants;
- Development of a regional independent electric transmission system operator;
- Improvements to existing and addition of new electric transmission lines in the state; and
- Addition of renewable generation.

The PSCW continues to maintain the position that the question of whether to implement electric retail competition in Wisconsin should ultimately be decided by the Wisconsin legislature. No such legislation has been introduced in Wisconsin to date.

Restructuring in Michigan: As of January 1, 2002, our Michigan retail customers were allowed to remain with their regulated utility at regulated rates or choose an alternative electric supplier to provide power supply service. We have maintained our generation capacity and distribution assets and provide regulated service as we have in the past. We continue providing distribution and customer service functions regardless of the customer's power supplier.

Competition and customer switching to alternative suppliers in our service territories in Michigan has been limited. With the exception of two general inquiries, no alternate supplier activity has occurred in our service territories in Michigan. We believe that this lack of alternate supplier activity reflects our small market area in Michigan, our competitive regulated power supply prices and a general lack of interest in the Upper Peninsula of Michigan as a market for alternative electric suppliers.

Electric Transmission and Energy Markets

ATC: ATC is regulated by FERC for all rate terms and conditions of service and is a transmission-owning member of MISO. As of February 1, 2002, operational control of ATC's transmission system was transferred to MISO, and Wisconsin Electric and Edison Sault became non-transmission owning members and customers of MISO.

MISO: In connection with its status as a FERC approved RTO, MISO implemented a bid-based energy market, the MISO Energy Markets, which commenced operations on April 1, 2005. As part of this energy market, MISO developed a market-based platform for valuing transmission congestion and losses premised upon the LMP system that has been implemented in certain northeastern and mid-Atlantic states. The LMP system includes the ability to mitigate or eliminate congestion costs through FTRs. FTRs are allocated to market participants by MISO. A new allocation of FTRs was completed for the period of June 1, 2007 through May 31, 2008. We were granted substantially all of the FTRs that we were permitted to request during the allocation process. Previously, our unhedged congestion costs had not been explicitly identified and were embedded in our fuel and purchased power expenses. The congestion charges are deferred as approved by the PSCW, and we expect to recover the costs in current rates, subject to review and approval by the PSCW.

In MISO, base transmission costs are currently being paid by LSEs located in the service territories of each MISO transmission owner. On February 1, 2008, FERC issued several orders confirming that the current transmission cost allocation methodology is just and reasonable and should continue in the future. These orders are subject to rehearings or appeals.

In April 2006, FERC issued an order determining that MISO had not applied its energy markets tariff correctly in the assessment of RSG charges. FERC ordered MISO to resettle all affected transactions retroactive to April 1, 2005. In October 2006 and March 2007, we received additional rulings from FERC on these issues. FERC's rulings have been challenged by MISO and numerous other market participants. MISO commenced with the resettlement of the market in accordance with the orders in July 2007. The resettlement was completed in January 2008 and resulted in a net cost increase of $7.8 million. Several entities filed formal complaints with FERC on the assessment of these charges. We filed in support of these complaints.

In November 2007, FERC issued another RSG Order related to the rehearing requests previously filed. This Order provided a clarification that is contrary to how MISO has been implementing the resettlements. Once again, several parties, including Wisconsin Electric, filed for rehearing or clarification.

In addition, FERC ruled on the formal complaints filed by other entities in August 2007. FERC ruled that the current RSG cost allocation methodology may be unjust and unreasonable and established a refund effective date of August 10, 2007. MISO has been ordered to file a new cost allocation methodology by March 2008. At this time, we are unable to determine the resulting financial impact associated with this proceeding.

MISO is in the process of developing a market for two ancillary services, regulation reserves and contingency reserves. In February 2007, MISO filed tariff revisions to include ancillary services. The MISO ancillary services market is expected to begin in June 2008. We currently self-provide both regulation reserves and contingency reserves. In the MISO ancillary services market, we expect that we will buy/sell regulation and contingency reserves from/to the market. The MISO ancillary services market is expected to reduce overall ancillary services costs in the MISO footprint. The MISO ancillary services market is also expected to enable MISO to assume significant balancing area responsibilities such as frequency control and disturbance control.

Natural Gas Utility Industry

Restructuring in Wisconsin: The PSCW previously instituted generic proceedings to consider how its regulation of gas distribution utilities should change to reflect the changing competitive environment in the natural gas industry. To date, the PSCW has made a policy decision to deregulate the sale of natural gas in customer segments with workably competitive market choices and has adopted standards for transactions between a utility and its gas marketing affiliates. However, work on deregulation of the gas distribution industry by the PSCW is presently on hold. Currently, we are unable to predict the impact of potential future deregulation on our results of operations or financial position.

OTHER MATTERS

Energy Policy Act: In August 2005, President Bush signed into law the Energy Policy Act. Among other things, the Energy Policy Act includes tax subsidies for electric utilities and the repeal of PUHCA 1935. The Energy Policy Act also amends federal energy laws and provides FERC with new oversight responsibilities for the electric utility industry. Implementation of the Energy Policy Act requires the development of regulations by federal agencies, including FERC. As noted above, the Energy Policy Act and corresponding rules required us to seek FERC authorization to allow Wisconsin Electric to lease from We Power the three PTF units that are currently being constructed by We Power. We received approval of these leases from FERC in December 2006. Additionally, the Energy Policy Act repealed PUHCA 1935 and enacted PUHCA 2005, transferring jurisdiction over holding companies from the SEC to FERC. Wisconsin Energy and Wisconsin Electric were exempt holding companies under PUHCA 1935, and, accordingly, were exempt from that law's provisions other than with respect to certain acquisitions of securities of a public utility. In March 2006, Wisconsin Energy and Wisconsin Electric each filed with FERC notification of its status as a holding company as required under FERC regulations implementing PUHCA 2005 and a request for exempt status similar to that held under PUHCA 1935. In June 2006, Wisconsin Energy and Wisconsin Electric received notice from FERC confirming their status as holding companies as required under FERC regulations implementing PUHCA 2005 and granting exempt status similar to that held under PUHCA 1935. As federal agencies continue to develop new rules to implement the Energy Policy Act, we expect additional impacts on Wisconsin Energy and its subsidiaries in the future.

Guardian: In April 2006, we sold our one-third interest in Guardian to an affiliate of Northern Border Partners, L.P. for approximately $38.5 million. The sale generated an after-tax gain of approximately $1.7 million. Guardian owns an interstate natural gas pipeline from the Joliet, Illinois market hub to southeastern Wisconsin that is designed to serve the growing demand for natural gas in Wisconsin and Northern Illinois. Guardian Pipeline began commercial operation in early December 2002. We have committed to purchase 650,000 Dth (approximately 87% of the pipeline's total capacity) per day of capacity on the pipeline over a long-term contract that expires in December 2022.

ACCOUNTING DEVELOPMENTS

New Pronouncements: See Note B -- Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements for information on new accounting pronouncements.

CRITICAL ACCOUNTING ESTIMATES

Preparation of financial statements and related disclosures in compliance with GAAP requires the application of appropriate technical accounting rules and guidance, as well as the use of estimates. The application of these policies necessarily involves judgments regarding future events, including the likelihood of success of particular projects, legal and regulatory challenges and anticipated recovery of costs. These judgments, in and of themselves, could materially impact the financial statements and disclosures based on varying assumptions. In addition, the financial and operating environment may also have a significant effect, not only on the operation of our business, but on our results reported through the application of accounting measures used in preparing the financial statements and related disclosures, even if the nature of the accounting policies applied have not changed.

The following is a list of accounting policies that are most significant to the portrayal of our financial condition and results of operations and that require management's most difficult, subjective or complex judgments:

Regulatory Accounting: Our utility subsidiaries operate under rates established by state and federal regulatory commissions which are designed to recover the cost of service and provide a reasonable return to investors. Under SFAS 71, the actions of our regulators may allow us to defer costs that non-regulated entities would expense. The actions of our regulators may also require us to accrue liabilities that non-regulated companies would not. As of December 31, 2007, we had $1,126.3 million in regulatory assets and $1,877.4 million in regulatory liabilities. In the future, if we move to market based rates, or if the actions of our regulators change, we may conclude that we are unable to follow SFAS 71. In this situation, continued deferral of certain regulatory asset and liability amounts on the utilities' books, as allowed under SFAS 71, may no longer be appropriate and the unamortized regulatory assets net of the regulatory liabilities would be recorded as an extraordinary after-tax non-cash charge to earnings. We continually review the applicability of SFAS 71 and have determined that it is currently appropriate to continue following SFAS 71. In addition, each quarter we perform a review of our regulatory assets and our regulatory environment and we evaluate whether we believe that it is probable that we will recover the regulatory assets in future rates. See Note C -- Regulatory Assets and Liabilities in the Notes to Consolidated Financial Statements for additional information.

Pension and OPEB: Our reported costs of providing non-contributory defined pension benefits (described in Note O -- Benefits in the Notes to Consolidated Financial Statements) are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience. Pension costs are impacted by actual employee demographics (including age, compensation levels and employment periods), the level of contributions made to plans and earnings on plan assets. Changes made to the provisions of the plans may also impact current and future pension costs. Pension costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the projected benefit obligation and pension costs.

In accordance with SFAS 87 and SFAS 158, changes in pension obligations associated with these factors may not be immediately recognized as pension costs on the income statement, but generally are recognized in future years over the remaining average service period of plan participants. As such, significant portions of pension costs recorded in any period may not reflect the actual level of cash benefits provided to plan participants.

The following chart reflects pension plan sensitivities associated with changes in certain actuarial assumptions by the indicated percentage. Each sensitivity reflects a change to the given assumption, holding all other assumptions constant:

Pension Plan Actuarial Assumption	Impact on Annual Cost (Millions of Dollars)
0.5% decrease in discount rate and lump sum conversion rate	$5.7
0.5% decrease in expected rate of return on plan assets	$5.3

In addition to pension plans, we maintain OPEB plans which provide health and life insurance benefits for retired employees (described in Note O -- Benefits in the Notes to Consolidated Financial Statements). We account for these plans in accordance with SFAS 106. Our reported costs of providing these post-retirement benefits are dependent upon numerous factors resulting from actual plan experience including employee demographics (age and compensation levels), our contributions to the plans, earnings on plan assets and health care cost trends. Changes made to the provisions of the plans may also impact current and future OPEB costs. OPEB costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the OPEB and post-retirement costs. Our OPEB plan assets are primarily made up of equity and fixed income investments. Fluctuations in actual equity market returns, as well as changes in general interest rates, may result in increased or decreased other post-retirement costs in future periods. Similar to accounting for pension plans, the regulators of our utility segment have adopted SFAS 106 for rate making purposes.

The following chart reflects OPEB plan sensitivities associated with changes in certain actuarial assumptions by the indicated percentage. Each sensitivity reflects a change to the given assumption, holding all other assumptions constant:

OPEB Plans Actuarial Assumption	Impact on Reported Annual Cost
	(Millions of Dollars)
0.5% decrease in discount rate	$2.1
0.5% decrease in health care cost trend rate in all future years	($2.6)
0.5% decrease in expected rate of return on plan assets	$1.0

Unbilled Revenues: We record utility operating revenues when energy is delivered to our customers. However, the determination of energy sales to individual customers is based upon the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to customers since the date of their last meter reading are estimated and corresponding unbilled revenues are calculated. This unbilled revenue is estimated each month based upon actual generation and throughput volumes, recorded sales, estimated customer usage by class, weather factors, estimated line losses and applicable customer rates. Significant fluctuations in energy demand for the unbilled period or changes in the composition of customer classes could impact the accuracy of the unbilled revenue estimate. Total utility operating revenues during 2007 of approximately $4.2 billion included accrued utility revenues of $312.2 million as of December 31, 2007.

Deferred Tax Assets Valuation Allowance: We record deferred tax asset valuation allowances in accordance with SFAS 109. As of December 31, 2007 and 2006, we had recorded $3.3 million and $3.4 million of valuation allowances primarily related to uncertainty of our ability to benefit from state loss carryforwards in the future. In June 2005, we re-evaluated our state loss carryforwards in conjunction with our new PTF plants and concluded that it was more likely than not that we will be able to utilize certain tax benefits associated with state net operating losses that had been carried forward from prior years. As such, in 2006 and 2005 we reversed $5.8 million and $16.3 million of valuation allowances associated with the state tax net operating losses that have been carried forward to future years. The remaining state loss carryforwards begin to expire in 2008 and have been reduced by a valuation allowance.

If we would conclude in a future period that it was more likely than not that some or all of the remaining state NOLs would be realized before expiration, GAAP would require that we reverse the related valuation allowance in that period. Any change to the allowance, as a result of a change in judgment about the realization of deferred tax assets, is reported as an increase or decrease in income.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED INCOME STATEMENTS
Year Ended December 31

	2007	2006	2005
	(Millions of Dollars, Except Per Share Amounts)		
Operating Revenues	$ 4,237.8	$ 3,996.4	$ 3,815.5
Operating Expenses			
Fuel and purchased power	996.4	802.0	776.7
Cost of gas sold	1,052.7	1,018.3	1,047.3
Other operation and maintenance	1,135.3	1,183.7	1,007.9
Depreciation, decommissioning and amortization	328.2	326.4	332.0
Property and revenue taxes	103.2	97.5	88.7
Amortization of gain	(6.5)	-	-
Total Operating Expenses	3,609.3	3,427.9	3,252.6
Operating Income	628.5	568.5	562.9
Equity in Earnings of Transmission Affiliate	43.1	38.6	34.6
Other Income and Deductions, net	48.9	53.1	28.7
Interest Expense, net	167.6	172.7	173.4
Income from Continuing Operations Before Income Taxes	552.9	487.5	452.8
Income Taxes	216.4	175.0	149.2
Income from Continuing Operations	336.5	312.5	303.6
Income (loss) from Discontinued Operations, Net of Tax	(0.9)	3.9	5.1
Net Income	$ 335.6	$ 316.4	$ 308.7
Earnings Per Share (Basic)			
Continuing Operations	$ 2.88	$ 2.67	$ 2.59
Discontinued Operations	(0.01)	0.03	0.05
Total Earnings Per Share (Basic)	$ 2.87	$ 2.70	$ 2.64
Earnings Per Share (Diluted)			
Continuing Operations	$ 2.84	$ 2.64	$ 2.56
Discontinued Operations	(0.01)	0.03	0.05
Total Earnings Per Share (Diluted)	$ 2.83	$ 2.67	$ 2.61
Weighted Average Common Shares Outstanding (Millions)			
Basic	116.9	117.0	117.0
Diluted	118.5	118.4	118.4

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31

	2007	2006	2005
	(Millions of Dollars)		
Operating Activities			
Net income	$ 335.6	$ 316.4	$ 308.7
Reconciliation to cash			
Depreciation, decommissioning and amortization	338.0	336.8	350.0
Nuclear fuel expense amortization	23.2	28.7	23.0
Equity in earnings of transmission affiliate	(43.1)	(38.6)	(34.6)
Distributions from transmission affiliate	33.2	30.4	27.0
Deferred income taxes and investment tax credits, net	20.4	(54.0)	63.4
Deferred revenue	164.5	80.3	54.7
Change in - Accounts receivable and accrued revenues	(36.9)	61.2	(124.6)
Inventories	31.3	34.4	(48.5)
Other current assets	(5.4)	(26.5)	6.5
Accounts payable	10.1	(36.3)	93.4
Accrued income taxes, net	(106.9)	50.2	6.1
Deferred costs, net	(56.3)	(29.1)	(132.6)
Other current liabilities and other	(175.2)	(23.9)	(13.5)
Cash Provided by Operating Activities	532.5	730.0	579.0
Investing Activities			
Capital expenditures	(1,211.5)	(928.7)	(745.1)
Investment in transmission affiliate	-	(14.6)	(10.5)
Proceeds from asset sales, net	963.1	102.4	133.8
Proceeds from liquidation of nuclear decommissioning trust	552.4	-	-
Cash designated as restricted cash	(731.6)	-	-
Nuclear fuel	(23.8)	(47.7)	(49.7)
Nuclear decommissioning funding	(11.7)	(17.6)	(17.6)
Proceeds from investments within nuclear decommissioning trust	1,528.7	530.7	435.7
Other activity within nuclear decommissioning trust	(1,528.7)	(530.7)	(435.7)
Other	(80.1)	(33.3)	(10.1)
Cash (Used in) Investing Activities	(543.2)	(939.5)	(699.2)
Financing Activities			
Exercise of stock options	36.1	26.8	47.0
Purchase of common stock	(67.8)	(48.0)	(75.1)
Dividends paid on common stock	(116.9)	(107.6)	(102.9)
Issuance of long-term debt	523.4	337.9	285.8
Retirement of long-term debt	(363.8)	(493.8)	(112.2)
Change in short-term debt	(11.2)	455.6	118.3
Other, net	1.3	2.4	(3.1)
Cash Provided by Financing Activities	1.1	173.3	157.8
Change in Cash and Cash Equivalents	(9.6)	(36.2)	37.6
Cash and Cash Equivalents at Beginning of Year	37.0	73.2	35.6
Cash and Cash Equivalents at End of Year	$ 27.4	$ 37.0	$ 73.2
Supplemental Information - Cash Paid For			
Interest (net of amount capitalized)	$ 191.4	$ 183.4	$ 162.3
Income taxes (net of refunds)	$ 291.6	$ 154.2	$ 47.5

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31

ASSETS

	2007	2006
	(Millions of Dollars)	
Property, Plant and Equipment		
In service	$ 8,959.1	$ 9,265.4
Accumulated depreciation	(3,123.9)	(3,423.7)
	5,835.2	5,841.7
Construction work in progress	1,764.1	992.4
Leased facilities, net	81.9	87.5
Nuclear fuel, net	-	130.9
Net Property, Plant and Equipment	7,681.2	7,052.5
Investments		
Nuclear decommissioning trust fund	-	881.6
Restricted cash	323.5	-
Equity investment in transmission affiliate	238.5	228.5
Other	42.7	54.7
Total Investments	604.7	1,164.8
Current Assets		
Cash and cash equivalents	27.4	37.0
Restricted cash	408.1	-
Accounts receivable, net of allowance for doubtful accounts of $38.0 and $35.1	361.8	379.3
Accrued revenues	312.2	257.8
Materials, supplies and inventories	361.3	417.2
Regulatory assets	164.7	16.9
Prepayments and other	214.2	136.7
Total Current Assets	1,849.7	1,244.9
Deferred Charges and Other Assets		
Regulatory assets	961.6	1,074.0
Goodwill, net	441.9	441.9
Other	181.2	152.1
Total Deferred Charges and Other Assets	1,584.7	1,668.0
Total Assets	$ 11,720.3	$ 11,130.2

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31

CAPITALIZATION AND LIABILITIES

	2007	2006
	(Millions of Dollars)	
Capitalization		
Common equity	$ 3,099.2	$ 2,889.0
Preferred stock of subsidiary	30.4	30.4
Long-term debt	3,172.5	3,073.4
Total Capitalization	6,302.1	5,992.8
Current Liabilities		
Long-term debt due currently	352.8	296.7
Short-term debt	900.7	911.9
Accounts payable	478.3	404.5
Regulatory liabilities	563.1	4.5
Other	207.9	274.9
Total Current Liabilities	2,502.8	1,892.5
Deferred Credits and Other Liabilities		
Regulatory liabilities	1,314.3	1,467.6
Asset retirement obligations	54.5	371.7
Deferred income taxes - long-term	551.7	572.9
Accumulated deferred investment tax credits	47.8	52.0
Deferred revenue, net	347.7	186.2
Pension and other benefit obligations	310.1	363.9
Other long-term liabilities	289.3	230.6
Total Deferred Credits and Other Liabilities	2,915.4	3,244.9
Commitments and Contingencies (Note S)		
Total Capitalization and Liabilities	$ 11,720.3	$ 11,130.2

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF COMMON EQUITY

	Common Stock	Other Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Stock Options Exercisable	Total
				(Millions of Dollars)			
Balance - December 31, 2004	$ 1.2	$ 785.1	$ 1,718.7	$ (7.4)	$ (7.6)	$ 2.4	$ 2,492.4
Net income			308.7				308.7
Other comprehensive income							
Minimum pension liability				(4.1)			(4.1)
Comprehensive income	-	-	308.7	(4.1)	-	-	304.6
Common stock cash dividends of $0.88 per share			(102.9)				(102.9)
Exercise of stock options		47.0					47.0
Purchase of common stock		(75.1)					(75.1)
Restricted stock and performance share awards		0.9			(1.5)		(0.6)
Amortization and forfeiture of performance shares and restricted stock		-			3.7		3.7
Tax benefit from exercise of stock options		11.1					11.1
Other		1.3				(1.4)	(0.1)
Balance - December 31, 2005	1.2	770.3	1,924.5	(11.5)	(5.4)	1.0	2,680.1
Net income			316.4				316.4
Other comprehensive income							
Minimum pension liability				2.5			2.5
Hedging, net				0.4			0.4
Comprehensive income	-	-	316.4	2.9	-	-	319.3
Common stock cash dividends of $0.92 per share			(107.6)				(107.6)
Exercise of stock options		26.8					26.8
Purchase of common stock		(48.0)					(48.0)
Tax benefit from exercise of stock options		8.4					8.4
Stock-based compensation and awards of restricted stock		9.8					9.8
Modification of performance share awards		(6.3)					(6.3)
Reclassification of unearned compensation to Other Paid In Capital upon the adoption of SFAS 123R -- Note J		(5.4)			5.4		-
Adoption of SFAS 158				7.0			7.0
Other		(0.1)				(0.4)	(0.5)
Balance - December 31, 2006 as originally reported	1.2	755.5	2,133.3	(1.6)	-	0.6	2,889.0
Cumulative effect of FIN 48. See Note H.			(0.3)				(0.3)
Balance - January 1, 2007 adoption of FIN 48	1.2	755.5	2,133.0	(1.6)	-	0.6	2,888.7
Net income			335.6				335.6
Other comprehensive income							
Hedging, net				0.3			0.3
Comprehensive income	-	-	335.6	0.3	-	-	335.9
Common stock cash dividends of $1.00 per share			(116.9)				(116.9)
Exercise of stock options		36.1					36.1
Purchase of common stock		(67.8)					(67.8)
Tax benefit from exercise of stock options		10.8					10.8
Stock-based compensation and awards of restricted stock		12.7					12.7
Other		0.2	(0.3)			(0.2)	(0.3)
Balance - December 31, 2007	$ 1.2	$ 747.5	$ 2,351.4	$ (1.3)	$ -	$ 0.4	$ 3,099.2

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CAPITALIZATION
December 31

		2007	2006
		(Millions of Dollars)	
Common Equity (see accompanying statement)		$ 3,099.2	$ 2,889.0
Preferred Stock			
Wisconsin Energy			
$.01 par value; authorized 15,000,000 shares; none outstanding		-	-
Wisconsin Electric			
Six Per Cent. Preferred Stock - $100 par value;			
authorized 45,000 shares; outstanding - 44,498 shares		4.4	4.4
Serial preferred stock -			
$100 par value; authorized 2,286,500 shares; 3.60% Series			
redeemable at $101 per share; outstanding - 260,000 shares		26.0	26.0
$25 par value; authorized 5,000,000 shares; none outstanding		-	-
Total Preferred Stock		30.4	30.4
Long-Term Debt			
Debentures (unsecured)	3.50% due 2007	-	250.0
	4.50% due 2013	300.0	300.0
	6.60% due 2013	45.0	45.0
	5.20% due 2015	125.0	125.0
	6-1/2% due 2028	150.0	150.0
	5.625% due 2033	335.0	335.0
	5.90% due 2035	90.0	90.0
	5.70% due 2036	300.0	300.0
	6-7/8% due 2095	100.0	100.0
Notes (secured, nonrecourse)	2% stated rate due 2011	0.2	0.2
	5.55% variable rate due 2028 (a)	-	14.6
	4.81% effective rate due 2030	2.0	2.0
	4.91% due 2008-2030	146.9	150.4
Notes (unsecured)	7.75% due 2008	0.3	0.6
	5.50% due 2008	300.0	300.0
	6.21% due 2008	20.0	20.0
	6.48% due 2008	25.4	25.4
	5-1/2% due 2009	50.0	50.0
	6.25% due 2010	10.0	10.0
	6.50% due 2011	450.0	450.0
	6.51% due 2013	30.0	30.0
	3.50% variable rate due 2015 (b)	17.4	17.4
	4.50% variable rate due 2016 (b)	67.0	67.0
	6.94% due 2028	50.0	50.0
	4.50% variable rate due 2030 (b)	80.0	80.0
	6.20% due 2033	200.0	200.0
Junior Notes (unsecured)	6.25% due 2067	500.0	-
Obligations under capital leases		157.5	231.4
Unamortized discount, net and other		(26.4)	(23.9)
Long-term debt due currently		(352.8)	(296.7)
Total Long-Term Debt		3,172.5	3,073.4
Total Capitalization		$ 6,302.1	$ 5,992.8

(a) Variable interest rate as of December 31, 2006.
(b) Variable interest rate as of December 31, 2007.

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General: Our consolidated financial statements include the accounts of Wisconsin Energy Corporation (Wisconsin Energy, the Company, our, we or us), a diversified holding company, as well as our subsidiaries in the following operating segments:

- ***Utility Energy Segment*** -- Consisting of Wisconsin Electric, Wisconsin Gas and Edison Sault; engaged primarily in the generation of electricity and the distribution of electricity and natural gas; and

- ***Non-Utility Energy Segment*** -- Consisting primarily of We Power; engaged principally in the design, development, construction and ownership of electric power generating facilities for long-term lease to Wisconsin Electric.

Our Corporate and Other segment primarily includes Wispark, which develops and invests in real estate. We have eliminated all significant intercompany transactions and balances from the consolidated financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: We have reclassified certain prior year financial statement amounts to conform to their current year presentation. These reclassifications had no effect on total assets, net income or earnings per share.

Revenues: We recognize energy revenues on the accrual basis and include estimated amounts for services rendered but not billed.

Our retail electric rates in Wisconsin are established by the PSCW and include base amounts for fuel and purchased power costs. The electric fuel rules in Wisconsin allow us to request rate increases if fuel and purchased power costs exceed bands established by the PSCW.

Our retail gas rates include monthly adjustments which permit the recovery or refund of actual purchased gas costs. We defer any difference between actual gas costs incurred (adjusted for a sharing mechanism) and costs recovered through rates as a current asset or liability. The deferred balance is returned to or recovered from customers at intervals throughout the year.

For information regarding revenue recognition for PTF, see Note E.

Accounting for MISO Energy Transactions: MISO implemented the MISO Energy Markets on April 1, 2005. The MISO Energy Markets operate under both day-ahead and real-time markets. We record energy transactions in the MISO Energy Markets on a net basis for each hour.

Other Income and Deductions, Net: We recorded the following items in Other Income and Deductions, net for the years ended December 31:

Other Income and Deductions, Net	2007	2006	2005
		(Millions of Dollars)	
Carrying Costs	$28.8	$25.0	$20.4
Gain (Loss) on Sale of Property	13.1	3.2	(3.0)
Gain on Sale of Guardian Investment	-	2.8	-
AFUDC - Equity	5.2	14.6	9.2
Other, Net	1.8	7.5	2.1
Total Other Income and Deductions, Net	$48.9	$53.1	$28.7

Property and Depreciation: We record property, plant and equipment at cost. Cost includes material, labor, overheads and capitalized interest. Utility property also includes AFUDC - Equity. Additions to and significant replacements of property are charged to property, plant and equipment at cost; minor items are charged to maintenance expense. The cost of depreciable utility property less salvage value is charged to accumulated depreciation when property is retired.

We had the following property in service by segment at December 31:

Property In Service	2007	2006
	(Millions of Dollars)	
Utility Energy	$8,309.2	$8,781.5
Non-Utility Energy	568.2	389.5
Other	81.7	94.4
Total	$8,959.1	$9,265.4

We include capitalized software costs associated with our utility energy segment under the caption "Property, Plant and Equipment" on the Consolidated Balance Sheets. As of December 31, 2007 and 2006, the net book value of regulated capitalized software totaled $14.9 million and $17.8 million, respectively. The net book value of other capitalized software was approximately $3.6 million and $1.7 million as of December 31, 2007 and 2006, respectively. The estimated useful life of our capitalized software is 5 years.

Our utility depreciation rates are certified by the state regulatory commissions and include estimates for salvage value and removal costs. Depreciation as a percent of average depreciable utility plant was 3.7% in 2007 and 2006, and 3.9% in 2005. The decline in depreciation as a percent of average depreciable utility plant was due to new depreciation rates approved by the PSCW, which became effective January 1, 2006.

For assets other than our regulated assets, we accrue depreciation expense at straight-line rates over the estimated useful lives of the assets. Estimated useful lives for non-regulated assets are 3 to 40 years for furniture and equipment, 2 to 5 years for software and 30 to 40 years for buildings.

Our regulated utilities collect in their rates amounts representing future removal costs for many assets that do not have an associated ARO. We record a regulatory liability on our balance sheet for the estimated amounts we have collected in rates for future removal costs less amounts we have spent in removal activities. This regulatory liability was $664.5 million as of December 31, 2007 and $630.6 million as of December 31, 2006.

We recorded the following CWIP by segment at December 31:

	2007	2006
	(Millions of Dollars)	
Utility Energy	$309.7	$103.5
Non-Utility Energy	1,389.9	865.9
Other	64.5	23.0
Total	$1,764.1	$992.4

Allowance For Funds Used During Construction - Regulated: AFUDC is included in utility plant accounts and represents the cost of borrowed funds (AFUDC - Debt) used during plant construction and a return on stockholders' capital (AFUDC - Equity) used for construction purposes. AFUDC - Debt is recorded as a reduction of interest expense and AFUDC - Equity is recorded in Other Income and Deductions, net.

During 2007 and 2006, Wisconsin Electric accrued AFUDC at a rate of 8.94%, as authorized by the PSCW. During 2005, the authorized rate was 10.18%. Wisconsin Electric accrues AFUDC on all electric utility NO_x, SO_2 and particulates remediation projects. Wisconsin Electric's rates were set to provide a full return on electric safety and reliability projects so AFUDC is not accrued on these projects. Wisconsin Electric accrued AFUDC on 50% of the remaining electric, gas and steam projects in CWIP and rates were set assuming that 50% of the CWIP balances were included in rate base.

During 2007 and 2006, Wisconsin Gas accrued AFUDC at a rate of 11.31%, as authorized by the PSCW. During 2005, the authorized rate was 10.32%. Wisconsin Gas accrued AFUDC on specific large construction projects during 2005. During 2007 and 2006, Wisconsin Gas accrued AFUDC on 50% of CWIP balances.

Our regulated segment recorded the following AFUDC for the years ended December 31:

	2007	2006	2005
	(Millions of Dollars)		
AFUDC - Debt	$1.8	$5.2	$4.6
AFUDC - Equity	$5.2	$14.6	$9.2

Capitalized Interest and Carrying Costs - Non-Regulated Energy: As part of the construction of the power plants under our PTF program, we capitalize interest during construction in accordance with SFAS 34. Under the lease agreements associated with our PTF power plants, we are able to collect from utility customers the carrying costs associated with the construction of these power plants. We defer these carrying costs collected on our balance sheet and they will be amortized to revenue over the individual lease term. For further information on the accounting for capitalized interest and deferred carrying costs associated with the construction of our PTF power plants, see Note E.

Earnings Per Common Share: We compute basic earnings per common share by dividing our net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential reduction in earnings per common share that could occur when potentially dilutive common shares are added to common shares outstanding.

We derive our potentially dilutive common shares by calculating the number of shares issuable relating to stock options utilizing the treasury stock method. The future issuance of shares underlying the outstanding stock options depends on whether the exercise prices of the stock options are less than the average market price of the common shares for the respective periods. Shares that are anti-dilutive are not included in the calculation.

Materials, Supplies and Inventories: Our inventory at December 31 consists of:

Materials, Supplies and Inventories	2007	2006
	(Millions of Dollars)	
Fossil Fuel	$125.1	$121.0
Natural Gas in Storage	140.6	188.6
Materials and Supplies	95.6	107.6
Total	$361.3	$417.2

Substantially all fossil fuel, materials and supplies and natural gas in storage inventories are recorded using the weighted-average method of accounting.

Regulatory Accounting: Our utility energy segment accounts for its regulated operations in accordance with SFAS 71. This statement sets forth the application of GAAP to those companies whose rates are determined by an independent third-party regulator. The economic effects of regulation can result in regulated companies recording costs that have been or are expected to be allowed in the rate making process in a period different from the period in which the costs would be charged to expense by an unregulated enterprise. When this occurs, costs are deferred as assets on the balance sheet (regulatory assets) and recorded as expenses in the periods when those same amounts are reflected in rates. We defer all of our regulatory assets pursuant to specific orders or by a generic order issued by our primary regulator. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for amounts that are expected to be refunded to customers (regulatory liabilities). We expect to recover our outstanding regulatory assets in rates over a period of no longer than 20 years. Regulatory assets and liabilities that are expected to be amortized within one year are recorded as current on the balance sheet. For further information, see Note C.

Derivative Financial Instruments: We have derivative physical and financial instruments as defined by SFAS 133 which we report at fair value. However, our use of financial instruments is limited. For further information, see Note M.

Cash and Cash Equivalents: Cash and cash equivalents include marketable debt securities acquired three months or less from maturity.

Restricted Cash: Cash proceeds that we received from the sale of Point Beach that are to be used for the benefit of our customers are recorded as restricted cash.

Margin Accounts: Cash deposited in brokerage accounts for margin requirements is recorded in Other Current Assets on our Consolidated Balance Sheets.

Asset Retirement Obligations: We adopted SFAS 143 effective January 1, 2003. We adopted FIN 47 effective December 31, 2005. FIN 47 defines the term conditional ARO as used in SFAS 143. As defined in FIN 47, a conditional ARO refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Consistent with SFAS 143, we record a liability at fair value for a legal ARO in the period in which it is incurred. When a new legal obligation is recorded, we capitalize the costs of the liability by increasing the carrying amount of the related long-lived asset. We accrete the liability to its present value each period and depreciate the capitalized cost over the useful life of the related asset. At the end of the asset's useful life, we settle the obligation for its recorded amount or incur a gain or loss. As it relates to our regulated operations, we apply SFAS 71 and recognize regulatory assets or liabilities for the timing differences between when we recover legal AROs in rates and when we would recognize these costs under SFAS 143. For further information, see Note F.

Goodwill and Intangible Assets: We account for goodwill and other intangible assets following SFAS 142. As of December 31, 2007 and 2006, we had $441.9 million of goodwill recorded at the utility energy segment, which related to our acquisition of Wisconsin Gas in 2000.

Under SFAS 142, goodwill and other intangibles with indefinite lives are not subject to amortization. However, goodwill and other intangibles are subject to fair value-based rules for measuring impairment, and resulting write-downs, if any, are to be reflected in operating expense. We assess the fair value of our SFAS 142 reporting unit by considering future discounted cash flows, a comparison of fair value based on public company trading multiples, and merger and acquisition transaction multiples for similar companies. This evaluation utilizes the information available under the circumstances, including reasonable and supportable assumptions and projections. We perform our annual impairment test for the reporting unit as of August 31. There was no impairment to the recorded goodwill balance as of our annual 2007 impairment test date for our reporting unit.

Impairment or Disposal of Long Lived Assets: We carry property, equipment and goodwill related to businesses held for sale at the lower of cost or estimated fair value less costs to sell. As of December 31, 2007, we had no assets classified as Held for Sale. Consistent with SFAS 144, long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the use and eventual disposition of the asset based on the remaining useful life. An impairment loss is recognized when the carrying amount of an asset is not recoverable and exceeds the fair value of the asset. The carrying amount of an asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the excess of the carrying amount of the asset in comparison to the fair value of the asset. For further information, see Note D.

Investments: We account for investments in other affiliated companies in which we do not maintain control using the equity method. As of December 31, 2007 and 2006, we had a total ownership interest of approximately 26.9% and 29.4% in ATC. We are represented by one out of ten ATC board members, each of whom has one vote. Due to the voting requirements, no individual member has more than 10% of the voting control. For further information regarding such investments, see Note R.

Income Taxes: We follow the liability method in accounting for income taxes as prescribed by SFAS 109. SFAS 109 requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in our financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes. We are required to assess the likelihood that our deferred tax assets would expire before being realized. We have established a valuation allowance against certain deferred tax assets. GAAP requires that, if we conclude in a future period that it is more likely than not that some or all of the deferred tax assets would be realized before expiration, we reverse the related valuation allowance in that period. Any change to the allowance, as a result of a change in judgment about the realization of deferred tax assets, is reported in income tax expense.

Tax credits associated with regulated operations are deferred and amortized over the life of the assets. We file a consolidated Federal income tax return. Accordingly, we allocate Federal current tax expense benefits and credits to our subsidiaries based on their separate tax computations. For further information, see Note H.

We recognize interest and penalties accrued related to unrecognized tax benefits in Income Taxes in our Consolidated Income Statements, as well as Regulatory Assets or Regulatory Liabilities in our Consolidated Balance Sheets.

We collect sales and use taxes from our customers and remit these taxes to governmental authorities. These taxes are recorded in our Consolidated Income Statements on a net basis.

Stock Options: Effective January 1, 2006, we adopted SFAS 123R, using the modified prospective method. We use a binomial pricing model to estimate the fair value of stock options granted subsequent to December 31, 2005. Prior to January 1, 2006, we accounted for share based compensation under APB 25, Accounting for Stock Issued to Employees, and we disclosed the pro forma impact of share based compensation expense under SFAS 123. Historically, all stock options have been granted with an exercise price equal to the fair market value of the common stock on the date of grant and expire no later than ten years from the grant date. Accordingly, no compensation expense was recognized in connection with option grants. Prior to January 1, 2006, we reported benefits of tax deductions in excess of recognized compensation costs as operating cash flows. SFAS 123R requires that excess tax benefits be reported as a financing cash inflow rather than as an operating cash inflow. In addition, we previously recorded unearned stock-based compensation for non-vested restricted stock and performance share awards as "unearned compensation" in our

Consolidated Statements of Common Equity. For further discussion of this standard and the impacts to our Consolidated Financial Statements, see Note J.

The fair value of our stock options at date of grant for 2007 and 2006 was calculated using a binomial option-pricing model. For 2005, the fair value of options at the date of grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Binomial		Black-Scholes
	2007	2006	2005
Risk free interest rate	4.7% - 5.1%	4.3% - 4.4%	4.4%
Dividend yield	2.2%	2.4%	2.5%
Expected volatility	13.0% - 20.0%	17.0% - 20.0%	19.0%
Expected life (years)	6.0	6.3	10.0
Pro forma weighted average fair value of our stock options granted	$8.72	$7.55	$8.32

B – RECENT ACCOUNTING PRONOUNCEMENTS

Uncertainty in Income Taxes: In July 2006, the FASB issued FIN 48, an interpretation of SFAS 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the enterprise's financial statements in accordance with SFAS 109. We adopted FIN 48 effective January 1, 2007. For further information, see Note H.

Fair Value Measurements: In September 2006, the FASB issued SFAS 157. SFAS 157 provides guidance for using fair value to measure assets and liabilities, defines fair value, provides a framework for measuring fair value and expands disclosures related to fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We partially adopted the provisions of SFAS 157 effective January 1, 2008. In accordance with FSP SFAS 157-b, we have not applied the provisions of Statement 157 to pension assets, goodwill or asset retirement obligations. The adoption of SFAS 157 did not have a significant financial impact on our consolidated financial statements.

Fair Value Option: In February 2007, the FASB issued SFAS 159. SFAS 159 permits an entity to measure certain financial assets and financial liabilities at fair value and also establishes presentation and disclosure requirements. SFAS 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. We adopted the provisions of SFAS 159 effective January 1, 2008. The adoption of SFAS 159 did not have any financial impact on our consolidated financial statements.

C – REGULATORY ASSETS AND LIABILITIES

Our utility energy segment accounts for its regulated operations in accordance with SFAS 71.

Our primary regulator considers our regulatory assets and liabilities in two categories, escrowed and deferred. In escrow accounting we expense amounts that are included in rates. If actual costs exceed, or are less than the amounts that are allowed in rates, the difference in cost is escrowed on the balance sheet as a regulatory asset or regulatory liability and the escrowed balance is considered in setting future rates. Under deferred cost accounting, we defer amounts to our balance sheet based upon specific orders or correspondence with our primary regulator. These deferred costs will be considered in future rate setting proceedings. As of December 31, 2007, we had approximately $58.3 million of net regulatory assets that were not earning a return.

In January 2008, the PSCW issued a rate order that, among other things, reaffirmed our accounting for the regulatory assets and liabilities identified below. In addition, the rate order provided for the immediate recovery in January 2008 of $85.0 million related to deferred fuel costs and escrowed bad debt costs. The rate order also provided for the recovery over a six year period of the balance of the deferred fuel costs, escrowed bad debt costs and escrowed transmission costs. The order also specified that the deferred Point Beach gain would be passed on to customers over a three year period. Finally, the order eliminated the use of escrow accounting for transmission costs that are incurred after December 31, 2007.

Our regulatory assets and liabilities as of December 31 consist of:

	2007	2006
	(Millions of Dollars)	
Regulatory Assets		
Deferred unrecognized pension costs	$303.8	$357.2
Escrowed electric transmission costs	240.9	192.2
Deferred income tax related	90.9	98.3
Deferred fuel related costs	86.7	79.1
Deferred plant related -- capital lease	74.7	71.8
Deferred unrecognized OPEB costs	58.9	70.4
Deferred environmental costs	63.9	68.2
Escrowed bad debt costs	61.1	57.0
Other, net	145.4	96.8
Total regulatory assets	$1,126.3	$1,091.0
Regulatory Liabilities		
Deferred Point Beach related	$906.8	$ -
Deferred cost of removal obligations	664.5	630.6
Deferred income tax related	119.4	95.4
Deferred asset retirement obligations	-	537.1
Other, net	186.7	209.0
Total regulatory liabilities	$1,877.4	$1,472.1

Under SFAS 158, which we adopted effective December 31, 2006, we have concluded that substantially all of the unrecognized costs resulting from the recognition of the funded status of our pension and OPEB plans qualify as a regulatory asset.

Our regulated subsidiaries record deferred regulatory assets and liabilities representing the future expected impact of deferred taxes on utility revenues, see Note A.

Consistent with a generic order from and past rate-making practices of the PSCW, we defer as a regulatory asset costs associated with the remediation of former manufactured gas plant sites. As of December 31, 2007, we have recorded $63.9 million of environmental costs associated with manufactured gas plant sites as a regulatory asset, including $32.0 million of deferrals for actual remediation costs incurred and a $31.9 million accrual for estimated future site remediation, see Note S. In addition, we have deferred $6.8 million of insurance recoveries associated with the environmental costs as regulatory liabilities. We included total actual remediation costs incurred net of the related insurance recoveries in our 2006 rate case. We began amortizing these costs upon receiving PSCW approval in January 2006. The amortization period for these costs is five years.

As of December 31, 2007, we have $61.1 million of escrowed bad debt costs. In 2005 and 2004, the PSCW approved our request to account for residential bad debt costs on an escrow basis at Wisconsin Gas and Wisconsin Electric whereby they defer actual bad debt write-offs that exceed amounts allowed in rates.

D -- ASSET SALES, DIVESTITURES AND DISCONTINUED OPERATIONS

Point Beach: Prior to September 28, 2007, Wisconsin Electric owned two 518 MW electric generating units (Unit 1 and Unit 2) at Point Beach in Two Rivers, Wisconsin. During 2007, 2006 and 2005, Point Beach provided approximately 17.3%, 25.3% and 20.0%, respectively, of Wisconsin Electric's net electric energy supply.

On September 28, 2007, Wisconsin Electric sold Point Beach to an affiliate of FPL for approximately $924 million. Pursuant to the terms of the sale agreement, the buyer purchased Point Beach, its nuclear fuel, associated inventories and assumed the obligation to decommission the plant. Wisconsin Electric retained approximately $506 million of the sales proceeds, which represents the net book value of the assets sold and certain transaction costs. In addition, Wisconsin Electric has deferred the net gain on the sale of approximately $418 million as a regulatory liability and has deposited those proceeds into a restricted cash account.

In connection with the sale, Wisconsin Electric also transferred $390 million of decommissioning funds to the buyer. Wisconsin Electric then liquidated the balance of the decommissioning trust assets and retained approximately $552 million of that cash. This cash was also placed into the restricted cash account. We are using the cash in the restricted cash account, and the interest earned on the balance, for the benefit of our customers and to pay certain taxes related to the liquidation of the qualified decommissioning trust.

Our regulators are directing the manner in which these proceeds will benefit customers. As of December 31, 2007, we have recorded a regulatory liability of approximately $907 million that represents deferred gains that will be used for the benefit of our customers.

A long-term power purchase agreement with the buyer became effective upon closing of the sale. Pursuant to this agreement, Wisconsin Electric is purchasing all of the energy produced by Point Beach. The power purchase agreement extends through 2030 for Unit 1 and 2033 for Unit 2. Based on the agreement, we will be paying a predetermined price per MWh for energy delivered. Under the agreement, if our credit rating and the credit rating of Wisconsin Electric from either S&P or Moody's fall below investment grade, or if the holders of any indebtedness in excess of $100.0 million accelerate or have the right to accelerate the maturity of such indebtedness as a result of a default, we would need to provide collateral in the amount of $100.0 million (escalating at 3% per year commencing in 2024). For further information regarding our former nuclear operations, see Note I.

Minergy Neenah: Effective September 27, 2006, we sold 100% of the membership interest in Minergy Neenah to a third party. The primary assets of Minergy Neenah were a Glass Aggregate plant and related operating contracts. The plant recycled paper sludge from area paper mills into renewable energy and glass aggregate using our patented Glass Aggregate technology. The largest source of revenue for Minergy Neenah was a long-term steam contract with an adjacent paper mill. The mill was permanently closed as of June 30, 2006. Pursuant to the steam contract, the mill owner paid Minergy Neenah a contract termination payment. In the third quarter of 2006, we received gross proceeds from the sale of the plant and the contract termination totaling $12.2 million and we recorded a net loss of $0.4 million that is included in Income from Discontinued Operations, Net of tax.

Wisvest - Calumet: Effective May 31, 2005, we sold our Calumet facility for approximately $37.0 million in cash to Tenaska Power Fund, L.P. The primary assets of Calumet were a 308 MW natural gas-fired peaking power facility in Chicago, Illinois and related operating contracts. The transaction generated an after tax gain of approximately $4.7 million upon closing and generated approximately $32.0 million in cash tax benefits.

We have recorded the operating results of Minergy Neenah and Calumet as Income from Discontinued Operations, Net of Tax in the accompanying Consolidated Income Statements for the years ended December 31, 2006 and 2005.

The total effect on operating revenues for Calumet and Minergy Neenah were $14.3 million and $20.4 million in 2006 and 2005, respectively. The income (loss) before taxes was $2.4 million and ($6.0) million for the same years. The gain (loss) on discontinued operations for 2007, 2006 and 2005 was not material.

E -- ACCOUNTING AND REPORTING FOR POWER THE FUTURE GENERATING UNITS

Background: As part of our PTF strategy, our non-utility subsidiary, We Power, is building four new generating units that will be leased to our utility subsidiary, Wisconsin Electric, under long-term leases that have been approved by the PSCW, our primary regulator. The leases are designed to recover the capital costs of the plant including a return. The first of the four generating units was placed in service in July 2005 and is being leased to Wisconsin Electric. Wisconsin Electric will be responsible for all of the operating costs of the PTF units once they are placed in service and we anticipate that we will recover the operating costs of these plants in rates. The accompanying consolidated financial statements eliminate all intercompany transactions between We Power and Wisconsin Electric, and reflect the cash inflows from Wisconsin Electric customers and the cash outflows to our vendors and suppliers. The PTF units include PWGS 1, PWGS 2, OC 1 and OC 2.

During Construction: Under the terms of each lease, we collect in current rates amounts representing our pre-tax cost of capital (debt and equity) associated with capital expenditures for the PTF units. Our pre-tax cost of capital is approximately 14%. The carrying costs that we collect in rates are recorded as deferred revenue, and they will be amortized to revenue over the term of each lease, once the respective unit is placed into service. During the construction of the PTF units, we capitalize interest costs at an overall weighted-average pre-tax cost of interest of approximately 6%. Capitalized interest is included in the total cost of the PTF units.

Cash Flows: The following table identifies key pre-tax cash outflows and inflows for the years ended December 31 related to the construction of our PTF units as compared to Wisconsin Energy overall:

	Capital Expenditures (Millions of Dollars)				Total	
	PWGS1	PWGS 2	OC 1	OC 2	PTF	WEC
2007	$ -	$94.2	$94.2	$154.9	$665.6	$1,211.5
2006	$ -	$121.3	$268.0	$76.8	$466.1	$928.7
2005	$52.6	$45.6	$141.1	$37.1	$276.4	$745.1

	Capitalized Interest (Millions of Dollars				Total	
	PWGS 1	PWGS 2	OC 1	OC 2	PTF	WEC
2007	$ -	$15.4	$41.7	$14.3	$71.4	$73.3
2006	$ -	$8.3	$19.3	$6.8	$34.4	$39.9
2005	$10.8	$2.8	$7.7	$3.0	$24.3	$28.7

	Deferred Revenue (Millions of Dollars)				Total	
	PWGS 1	PWGS 2	OC 1	OC 2	PTF	WEC
2007	$ -	$34.9	$96.4	$33.2	$164.5	$164.5
2006	$ -	$19.1	$45.3	$15.9	$80.3	$80.3
2005	$23.9	$6.3	$17.6	$6.9	$54.7	$54.7

Balance Sheet: As noted above, we collect in current rates carrying costs that are calculated based on the cash expenditures included in CWIP multiplied by our pre-tax cost of capital. The carrying costs are recorded as deferred revenue and included in Other long-term liabilities. Our total CWIP balance includes cash expenditures, capitalized interest and accruals. The following table identifies key amounts related to our PTF units that are recorded on our balance sheet:

	CWIP - Cash Expenditures (Millions of Dollars)				Total
	PWGS 1	PWGS 2	OC 1	OC 2	PTF
December 31, 2007	$ -	$286.4	$738.6	$314.7	$1,339.7
December 31, 2006	$ -	$196.2	$487.7	$152.6	$836.5

	Total CWIP (Millions of Dollars)				Total	
	PWGS 1	PWGS 2	OC 1	OC 2	PTF	WEC
December 31, 2007	$ -	$313.3	$800.4	$339.9	$1,453.6	$1,764.1
December 31, 2006	$ -	$207.7	$517.3	$163.5	$888.5	$992.4

	Net Plant in Service (Millions of Dollars)				Total	
	PWGS 1	PWGS 2	OC 1	OC 2	PTF	WEC
December 31, 2007	$345.8	$ -	$171.2	$ -	$517.0	$5,835.2
December 31, 2006	$350.1	$ -	$ -	$ -	$350.1	$5,841.7

	Deferred Revenue (Millions of Dollars)				Total	
	PWGS 1	PWGS 2	OC 1	OC 2	PTF	WEC
December 31, 2007	$65.5	$62.2	$162.4	$57.6	$347.7	$347.7
December 31, 2006	$68.3	$27.5	$66.0	$24.4	$186.2	$186.2

Income Statement: Once the PTF units are placed in service, we expect to recover in rates the lease costs which reflect the authorized cash construction cost of the units plus a return. The authorized cash costs are established by the PSCW. The authorized cash costs exclude capitalized interest since carrying costs are recovered during the construction of the units. The lease payments are expected to be levelized, except that OC 1 and OC 2 will be recovered on a levelized basis that has a one time 10.6% escalation after the first 5 years of the leases. The leases established a set return on equity component of 12.7% after tax. The interest component of the return is determined up to 180 days prior to the date that the units are placed in service.

We recognize revenues related to the lease payments that are included in our rates. In addition, our revenues include the amortization of the deferred revenues that reflect the carrying costs that are collected during construction. The deferred revenue is amortized on a straight line basis over the lease term. We depreciate the units on a straight-line basis over their expected service life.

In July 2005, PWGS 1 was placed in service. This asset had a cost of approximately $364.3 million which included approximately $31.1 million of capitalized interest. The asset is being depreciated over its estimated useful life of approximately 37 years. The cost of the plant, plus a return, is expected to be recovered through Wisconsin Electric's rates over a 25 year period at an annual amount of approximately $48 million.

In November 2007, the coal handling system for Oak Creek was placed into service. This asset had a cost of approximately $171.2 million. This asset is being depreciated over its estimated useful life of approximately 40 years. The cost of the system, plus a return, is expected to be recovered through Wisconsin Electric's rates over a 32 year period at an annual amount of approximately $24 million.

F – ASSET RETIREMENT OBLIGATIONS

The following table presents the change in our AROs during 2007:

	Balance at 12/31/06	Liabilities Incurred	Liabilities Settled	Accretion	Cash Flow Revisions	Balance at 12/31/07
	(Millions of Dollars)					
AROs	$371.7	$3.9	($338.4)	$14.9	$2.4	$54.5

Our AROs were significantly reduced due to the sale of Point Beach. Upon closing of the sale, the buyer assumed the liability to decommission the plant, including the ARO spent fuel and the obligation to return the site to greenfield status.

In March 2005, the FASB issued FIN 47. FIN 47 defines a conditional ARO as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. We adopted FIN 47 effective December 31, 2005. At adoption, we recorded additional AROs related to asbestos removal costs.

The adoption of FIN 47 had no impact on our net income in 2007, 2006 or 2005. As it relates to our regulated operations, we apply SFAS 71 and recognize regulatory assets or liabilities for the timing differences between when we recover legal AROs in rates and when we would recognize these costs under FIN 47. This treatment is consistent with the adoption of SFAS 143 for our regulated operations.

G – VARIABLE INTEREST ENTITIES

Under FIN 46 and FIN 46R, the primary beneficiary of a variable interest entity must consolidate the related assets and liabilities.

We continue to evaluate our tolling and purchased power agreements with third parties on a quarterly basis. After making an exhaustive effort, we concluded that for three of these agreements, we are unable to obtain the information necessary to determine whether these entities are variable interest entities. Pursuant to the terms of two of the three agreements, we deliver fuel to the entity's facilities and receive electric power. We pay the entity a "toll" to convert our fuel into the electric energy. The output of the facility is available for us to dispatch during the term of the respective agreement. In the other agreement, we have rights to the firm capacity of the entity's facility. We have approximately $530.9 million of required payments over the remaining terms of these three agreements, which expire over the next 15 years. We believe the required payments will continue to be recoverable in rates. We account for one of these agreements as a capital lease.

In April 2006, the FASB issued FSP FIN 46R-6. As required, we adopted FSP FIN 46R-6 effective July 1, 2006 for any new arrangements entered into after the effective date. Although the adoption of FSP FIN 46R-6 did not have a material financial impact in the current period, we currently are unable to determine the potential impact in future periods.

H -- INCOME TAXES

The following table is a summary of income tax expense for each of the years ended December 31:

Income Taxes	2007	2006	2005
	(Millions of Dollars)		
Current tax expense	$300.6	$229.0	$63.7
Deferred income taxes, net	(80.0)	(49.7)	90.2
Investment tax credit, net	(4.2)	(4.3)	(4.7)
Total Income Tax Expense	$216.4	$175.0	$149.2

The provision for income taxes for each of the years ended December 31 differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income before income taxes as a result of the following:

Income Tax Expense	2007 Amount	2007 Effective Tax Rate	2006 Amount	2006 Effective Tax Rate	2005 Amount	2005 Effective Tax Rate
			(Millions of Dollars)			
Expected tax at statutory federal tax rates	$193.5	35.0%	$170.6	35.0%	$158.5	35.0%
State income taxes net of federal tax benefit	26.9	4.9%	24.1	4.9%	21.2	4.7%
Reversal of valuation allowances	-	- %	(5.8)	(1.1%)	(16.3)	(3.6%)
Investment tax credit restored	(4.2)	(0.8%)	(4.3)	(0.9%)	(4.7)	(1.0%)
Other, net	0.2	0.1%	(9.6)	(2.0%)	(9.5)	(2.1%)
Total Income Tax Expense	$216.4	39.2%	$175.0	35.9%	$149.2	33.0%

The components of SFAS 109 deferred income taxes classified as net current liabilities and net long-term liabilities at December 31 are as follows:

	2007	2006
	(Millions of Dollars)	
Deferred Tax Assets		
Current		
Employee benefits and compensation	$13.6	$13.9
Recoverable gas costs	1.3	9.0
Deferred gain	98.0	-
Other	3.9	3.8
Total Current Deferred Tax Assets	$116.8	$26.7
Non-current		
Employee benefits and compensation	134.4	110.4
Deferred revenues	122.1	84.4
Construction advances	97.3	84.8
Deferred gain	77.5	-
Property-related	59.6	73.2
Emission allowances	20.3	19.0
State NOL's	14.6	25.8
Decommissioning trust	-	98.1
Other	40.6	38.3
Total Non-current Deferred Tax Assets	$566.4	$534.0
Total Deferred Tax Assets	$683.2	$560.7
Deferred Tax Liabilities		
Current		
Prepaid items	$40.4	$39.1
Uncollectible account expense	11.7	9.1
Total Current Deferred Tax Liabilities	$52.1	$48.2
Non-current		
Property-related	$820.7	$848.5
Deferred transmission costs	95.9	76.5
Employee benefits and compensation	79.3	71.8
Investment in transmission affiliate	50.8	44.3
Other	71.4	65.8
Total Non-current Deferred Tax Liabilities	$1,118.1	$1,106.9
Total Deferred Tax Liabilities	$1,170.2	$1,155.1
Consolidated Balance Sheet Presentation	2007	2006
Current Deferred Tax Asset (Liability)	$64.6	($21.5)
Non-current Deferred Tax Liability	($551.7)	($572.9)

Consistent with ratemaking treatment, deferred taxes are offset in the above table for temporary differences which have related regulatory assets or liabilities.

As of December 31, 2007 and 2006, we had recorded $3.3 million and $3.4 million, respectively, of valuation allowances primarily related to the uncertainty of our ability to benefit from state loss carryforwards in the future. In June 2005, we re-evaluated our state loss carryforwards in conjunction with our new PTF plants and concluded that it was more likely than not that we will be able to utilize certain tax benefits associated with state net operating losses of the Parent that have been carried forward from prior years. As such, in 2006 and 2005 we reversed $5.8 million and $16.3 million of valuation allowances associated with the state tax net operating losses that have been carried forward to future years. The remaining state loss carryforwards begin to expire in 2008 and have been reduced by a valuation allowance.

We adopted the provisions of FIN 48 on January 1, 2007. As of the date of adoption, the amount of unrecognized tax benefits, accrued interest, and penalties were approximately $36.3 million, $4.2 million and $1.2 million, respectively. The impact of adopting FIN 48 was not material. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	(Millions of Dollars)
Balance, January 1, 2007	$36.3
Additions based on tax positions related to the current year	-
Additions for tax positions of prior years	0.4
Reductions for tax positions of prior years	(2.7)
Settlements during the period	(0.8)
Balance, December 31, 2007	$33.2

The amount of unrecognized tax benefits as of December 31, 2007 excludes FIN 48 related deferred tax assets of $8.5 million. As of December 31, 2007, the net amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate for continuing operations was approximately $9.2 million.

We recognize interest and penalties accrued related to unrecognized tax benefits as a component of income tax expense. For the year ended December 31, 2007, we recognized approximately $3.0 million of accrued interest and no penalties in the Consolidated Income Statement. We had approximately $6.2 million of interest and $1.0 million of penalties accrued on the Consolidated Balance Sheet as of December 31, 2007.

Within the next 12 months, we anticipate the resolution of approximately $1.2 million of unrecognized tax benefits due to the expiration of statute of limitations in jurisdictions other than our primary tax jurisdictions related to prior year transactions.

Our primary tax jurisdictions include Federal and the State of Wisconsin. Currently, the tax years of 2004 through 2007 are subject to Federal examination and the tax years of 2003 through 2007 are subject to examination by the State of Wisconsin.

I – NUCLEAR OPERATIONS

The sale of Point Beach was completed on September 28, 2007. The discussion below reflects decommissioning and nuclear operations through September 28, 2007.

Nuclear Decommissioning: We recorded decommissioning expense in amounts equal to the amounts collected in rates and funded to the external trusts. Nuclear decommissioning costs were accrued over the expected service lives of the nuclear generating units and were included in electric rates. The decommissioning funding was $11.2 million through September 2007 and $17.6 million for each of the years ended 2006 and 2005. We liquidated our decommissioning trust assets as part of the sale of Point Beach. We had the following investments in Nuclear Decommissioning Trusts, stated at fair value, as of December 31, 2007 and 2006:

	2007	2006
	(Millions of Dollars)	
Funding and Realized Earnings	$ -	$607.2
Unrealized Gains	-	274.4
Total Investments	$ -	$881.6

As of December 31, 2006, approximately 66.5% of the trust funds were invested in equity securities and 33.5% were invested in debt securities. In accordance with SFAS 115, Wisconsin Electric's debt and equity security investments in the trusts were classified as available for sale. Gains and losses on the fund were determined on the basis of specific identification; net unrealized gains on the fund were recorded as part of the fund. Our investments in the trusts were recorded at fair value and we were allowed regulatory treatment for the fair value adjustment. Realized gains and losses for the years ended December 31, 2007 and 2006 were as follows:

	2007	2006
	(Millions of Dollars)	
Realized Gains	$320.6	$21.2
Realized (Losses)	(8.3)	(10.6)
Net Realized Gain	$312.3	$10.6

Total gains and total losses by security type for the years ended December 31, 2007 and 2006 were as follows:

2007	Total Gains	Total (Losses)	Net Gain (Loss)
Debt	$2.2	($3.0)	($0.8)
Equity	318.4	(5.3)	313.1
Total	$320.6	($8.3)	$312.3

2006	Total Gains	Total (Losses)	Net Gain (Loss)
Debt	$1.4	($5.2)	($3.8)
Equity	296.5	(7.7)	288.8
Total	$297.9	($12.9)	$285.0

Decontamination and Decommissioning Fund: The Energy Policy Act of 1992 established a D&D Fund for the DOE's nuclear fuel enrichment facilities. Deposits to the D&D Fund are derived in part from special assessments on utilities using enrichment services. In October 2006, a final payment was made to the DOE. As a result, a liability no longer exists for this fund. The deferred regulatory asset was amortized to nuclear fuel expense and included in utility rates through September 2007.

J -- COMMON EQUITY

As of December 31, 2007 and 2006, we had 325,000,000 shares of common stock authorized under our charter, of which 116,943,072 and 116,969,063 common shares, respectively, were outstanding. All share-based compensation is fulfilled by purchases on the open market by our independent agents and do not dilute shareholders' ownership.

Share-Based Compensation Plans: We have a plan that was approved by stockholders that enables us to provide a long-term incentive through equity interests in Wisconsin Energy, to outside directors, selected officers and key employees of the Company. The plan provides for the granting of stock options, stock appreciation rights, restricted stock awards and performance shares. Awards may be paid in common stock, cash or a combination thereof. Effective January 1, 2006, we adopted SFAS 123R using the modified prospective method. We utilize the straight-line attribution method for recognizing share-based compensation expense under SFAS 123R. Accordingly, for employee awards, equity classified share-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense over the requisite service period. There were no modifications to the terms of outstanding stock options during the period.

The following table summarizes recorded pre-tax share-based compensation expense and the related tax benefit for share-based awards made to our employees and directors as of December 31:

	2007	2006
	(Millions of Dollars)	
Stock options	$ 12.2	$ 7.6
Performance units	5.4	7.0
Restricted stock	1.2	1.2
Share-based compensation expense	$ 18.8	$ 15.8
Related Tax Benefit	$ 7.6	$ 6.3

Prior to January 1, 2006, we accounted for share based compensation under APB 25 and, in accordance with SFAS 123R, we would have reported 2005 compensation expense relating to stock options, performance awards and restricted stock of $3.7 million, $3.9 million and $1.2 million, respectively. The related tax benefit for these items was $3.5 million.

Stock Options: The exercise price of a stock option under the plan is to be no less than 100% of the common stock's fair market value on the grant date and options may not be exercised within six months of the grant date except in the event of a change in control. Option grants consist of non-qualified stock options and vest on a cliff-basis after a three year period. Generally, options expire no later than ten years from the date of grant. For further information regarding stock-based compensation and the valuation of our stock options, see Note A.

The following is a summary of our stock options issued through December 31, 2007:

Stock Options	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (Millions)
Outstanding as of January 1, 2007	7,721,826	$30.52		
Granted	1,371,590	$47.76		
Exercised	(1,388,213)	$26.59		
Forfeited	(10,964)	$35.66		
Outstanding as of December 31, 2007	7,694,239	$34.30	6.5	$110.9
Exercisable as of December 31, 2007	4,227,996	$29.12	5.2	$82.8

We expect that substantially all of the outstanding options as of December 31, 2007 will be exercised.

In January 2008, the Compensation Committee awarded 1,362,160 non-qualified stock options at an average market price of $48.04 to our officers and key executives under its normal schedule of awarding long-term incentive compensation.

The intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $30.0 million, $21.1 million and $27.7 million, respectively. Cash received from options exercised during the years ended December 31, 2007, 2006 and 2005 was $36.1 million, $26.8 million and $47.0 million, respectively. The related tax benefit for the same periods was approximately $11.2 million, $8.4 million and $11.1 million, respectively.

The following table summarizes information about stock options outstanding as of December 31, 2007:

	Options Outstanding			Options Exercisable		
		Weighted-Average			Weighted-Average	
Range of Exercise Prices	Number of Options	Exercise Price	Remaining Contractual Life (Years)	Number of Options	Exercise Price	Remaining Contractual Life (Years)
$12.79 to $23.05	999,498	$21.54	3.4	999,498	$21.54	3.4
$25.31 to $31.07	1,480,122	$26.99	4.8	1,480,122	$26.99	4.8
$33.44 to $47.76	5,214,619	$38.81	7.5	1,748,376	$35.24	6.4
	7,694,239	$34.30	6.5	4,227,996	$29.12	5.2

The following table summarizes information about our non-vested options through December 31, 2007:

Non-Vested Stock Options	Number of Options	Weighted-Average Fair Value
Non-vested as of January 1, 2007	2,587,849	$7.94
Granted	1,371,590	$8.72
Vested	(486,032)	$8.22
Forfeited	(7,164)	$8.18
Non-Vested as of December 31, 2007	3,466,243	$8.21

As of December 31, 2007, total compensation costs related to non-vested stock options not yet recognized was approximately $8.2 million, which is expected to be recognized over the next 20 months on a weighted-average basis.

Restricted Shares: The Compensation Committee has also approved restricted stock grants to certain key employees and directors. The following restricted stock activity occurred during 2007:

Restricted Shares	Number of Shares	Weighted-Average Market Price
Outstanding as of January 1, 2007	184,665	
Granted	14,139	$47.19
Released / Forfeited	(52,498)	$27.25
Outstanding as of December 31, 2007	146,306	

Recipients of the restricted shares, who have the right to vote the shares and to receive dividends, are not required to provide consideration to us other than rendering service. Forfeiture provisions on the restricted stock generally expire 10 years after award grant subject to an accelerated expiration schedule for some of the shares based on the achievement of certain financial performance goals.

We record the market value of the restricted stock awards on the date of grant and then we charge their value to expense over the vesting period of the awards. We also adjust expense for acceleration of vesting due to achievement of performance goals. The intrinsic value of restricted stock vesting was $2.9 million, $0.9 million and $1.2 million for the years ended December 31, 2007, 2006, and 2005, respectively. The related tax benefit was $1.1 million, $0.5 million, and $0.5 million, respectively.

As of December 31, 2007, total compensation cost related to restricted stock not yet recognized was approximately $2.1 million, which is expected to be recognized over the next 44 months on a weighted-average basis.

Performance Units: In January 2008, 2007 and 2006 the Compensation Committee granted 133,855, 136,905 and 150,281 performance units, respectively, to officers and other key employees under the Wisconsin Energy Performance Unit Plan. Under the grants, the ultimate number of units which will be awarded is dependent upon the achievement of certain financial performance of our stock over a three year period. Under the terms of the award, participants may earn between 0% and 175% of the base performance award. We are accruing compensation costs over the three year period based on our estimate of the final expected value of the award. In July 2006, the Compensation Committee amended the terms of performance shares granted in 2004 to allow the recipients to receive cash or common stock upon settlement. During the third quarter of 2006, we transferred $6.3 million from Common Equity to Other Liabilities to reflect participant elections to take cash under this amendment. All grants after 2004 will be settled in cash. Performance units/shares earned as of December 31, 2007 and 2006 vested and had a total intrinsic value of $5.2 million and $7.2 million, respectively. They were subsequently distributed to our officers and key employees in January 2008 and 2007. The related tax benefit realized due to the distribution of performance units/shares was approximately $1.8 million and $2.1 million, respectively. As of December 31, 2007, total compensation cost related to performance units not yet recognized was approximately $6.0 million, which is expected to be recognized over the next 20 months on a weighted-average basis.

Common Stock Activity: In 2004, we announced that we did not expect to issue new shares under our various employee benefit plans and our dividend reinvestment and share purchase plan; rather, we instructed the independent plan agents to begin purchasing the shares in the open market. In that regard, no new shares of common stock were issued in 2007, 2006 or 2005.

During 2007 and 2006, our plan agents purchased 1.4 million shares at a cost of $67.8 million and 1.1 million shares at a cost of $48.0 million, respectively, to fulfill exercised stock options and restricted stock awards. In 2007 and 2006, we received proceeds of $36.1 million and $26.8 million, respectively, related to the exercise of stock options.

Restrictions: Wisconsin Energy's ability to pay common dividends primarily depends on the availability of funds received from our principal utility subsidiaries, Wisconsin Electric and Wisconsin Gas. During 2007, Wisconsin Electric and Wisconsin Gas collectively provided Wisconsin Energy with $259.6 million of dividends. In the future, as the new PTF plants are placed in service, we expect that We Power will also be a source of distributions for Wisconsin Energy.

Various financing arrangements and regulatory requirements impose certain restrictions on the ability of our principal utility subsidiaries to transfer funds to Wisconsin Energy in the form of cash dividends, loans or advances. In addition, under Wisconsin law, Wisconsin Electric and Wisconsin Gas are prohibited from loaning funds, either directly or indirectly, to Wisconsin Energy.

The January 2008 rate order requires Wisconsin Electric and Wisconsin Gas to maintain capital structures as set forth by the PSCW. These capital structures differ from GAAP as they reflect regulatory adjustments. Wisconsin Electric is required to maintain a common equity ratio range of between 48.5% and 53.5% and Wisconsin Gas is to maintain a capital structure which has a common equity range of between 45.0% and 50.0%. Wisconsin Electric and Wisconsin Gas must obtain PSCW approval if they pay dividends above the test year levels that would cause either company to fall below authorized levels of common equity.

Wisconsin Electric may not pay common dividends to Wisconsin Energy under Wisconsin Electric's Restated Articles of Incorporation if any dividends on Wisconsin Electric's outstanding preferred stock have not been paid. In addition, pursuant to the terms of Wisconsin Electric's 3.60% Serial Preferred Stock, Wisconsin Electric's ability to declare common dividends would be limited to 75% or 50% of net income during a twelve month period if Wisconsin Electric's common stock equity to total capitalization, as defined in the preferred stock designation, is less than 25% and 20%, respectively.

We have the option to defer interest payments on the Junior Notes, from time to time, for one or more periods of up to 10 consecutive years per period. During any period in which we defer interest payments, we may not declare or pay any dividends or distributions on, or redeem, repurchase or acquire, our common stock.

As of December 31, 2007, the restricted net assets of consolidated and unconsolidated subsidiaries and our equity in undistributed earnings of 50% or less owned investees accounted for by the equity method total approximately $2.7 billion. This amount exceeds 25% of our consolidated net assets as of December 31, 2007.

See Note L for discussion of certain financial covenants related to the bank back-up credit agreements of Wisconsin Energy, Wisconsin Electric and Wisconsin Gas.

We do not believe that these restrictions will materially affect our operations or limit any dividend payments in the foreseeable future.

K -- LONG-TERM DEBT

Debentures and Notes: As of December 31, 2007, the maturities and sinking fund requirements of our long-term debt outstanding (excluding obligations under capital leases) were as follows:

	(Millions of Dollars)
2008	$349.4
2009	53.9
2010	14.1
2011	454.3
2012	4.4
Thereafter	2,518.1
Total	$3,394.2

We amortize debt premiums, discounts and debt issuance costs over the lives of the debt and we include the costs in interest expense.

In May 2007, we issued $500 million of Junior Notes. Due to certain features of the Junior Notes, rating agencies consider them to be hybrid instruments with a combination of debt and equity characteristics. These securities were issued under a shelf registration statement filed with the SEC in May 2007 for an unlimited number of debt securities, which became effective upon filing. The Junior Notes bear interest at 6.25% per year until May 15, 2017. Beginning May 15, 2017, the Junior Notes bear interest at the three-month London Interbank Offered Rate (LIBOR) plus 2.1125%, reset quarterly. The proceeds from this issuance were used to repay short-term debt incurred to both fund PTF and for other working capital purposes.

In connection with the issuance of the Junior Notes, we executed the RCC for the benefit of persons that buy, hold or sell a specified series of long-term indebtedness (covered debt). Our 6.20% Senior Notes due April 1, 2033 have been initially designated as the covered debt under the RCC. The RCC provides that we may not redeem, defease or purchase and our subsidiaries may not purchase any Junior Notes on or before May 15, 2037, unless, subject to certain limitations described in the RCC, during the 180 days prior to the date of redemption, defeasance or purchase, we have received a specified amount of proceeds from the sale of qualifying securities.

During December 2007, Wisconsin Electric retired $250 million of 3.50% Notes due December 1, 2007. Short-term debt was issued to retire those notes.

In November 2006, Wisconsin Electric issued $300 million of 5.70% Debentures due December 1, 2036. The securities were issued under an existing $665 million shelf registration statement filed with the SEC. The net proceeds from the sale were used to retire Wisconsin Electric's $200 million of 6-5/8% Debentures due November 15, 2006 at their scheduled maturity and to repay outstanding commercial paper incurred for working capital requirements.

In July 2005, PWGS issued $155 million of 4.91% senior notes in a private placement. The senior notes have a mortgage style repayment feature with monthly payments of approximately $0.9 million, including principal and interest. The final payment is due July 15, 2030. The senior notes are secured by a collateral assignment of the leases between PWGS and Wisconsin Electric relating to the first PWGS gas unit that went into service in July 2005.

Obligations Under Capital Leases: In 1997, Wisconsin Electric entered into a 25-year power purchase contract with an unaffiliated independent power producer. The contract, for 236 MW of firm capacity from a gas-fired cogeneration facility, includes no minimum energy requirements. When the contract expires in 2022, Wisconsin Electric may, at its option and with proper notice, renew for another ten years or purchase the generating facility at fair value or allow the contract to expire. We account for this contract as a capital lease and recorded the leased facility and corresponding obligation under the capital lease at the estimated fair value of the plant's electric generating facilities. We are amortizing the leased facility on a straight-line basis over the original 25-year term of the contract.

We treat the long-term power purchase contract as an operating lease for rate-making purposes and we record our minimum lease payments as purchased power expense on the Consolidated Income Statements. We paid a total of $27.1 million, $26.1 million and $25.2 million in minimum lease payments during 2007, 2006 and 2005, respectively. We record the difference between the minimum lease payments and the sum of imputed interest and amortization costs calculated under capital lease accounting as a deferred regulatory asset on our Consolidated Balance Sheets (see Regulatory Assets - Deferred plant related -- capital lease in Note C). Due to the timing and the amounts of the minimum lease payments, we expect the regulatory asset to increase to approximately $78.5 million by the year 2009, at which time the regulatory asset will be reduced to zero over the remaining life of the contract. The total obligation under the capital lease was $157.5 million at December 31, 2007 and will decrease to zero over the remaining life of the contract.

Wisconsin Electric had a nuclear fuel leasing arrangement with Wisconsin Electric Fuel Trust, which was treated as a capital lease. Under this arrangement, Wisconsin Electric leased and amortized nuclear fuel to fuel expense as power was generated. In connection with the sale of Point Beach, the nuclear fuel leasing arrangement with Wisconsin Electric Fuel Trust was dissolved in September 2007. Wisconsin Electric terminated the lease and paid off all of Wisconsin Electric Fuel Trust's outstanding commercial paper, aggregating $76.2 million.

Following is a summary of our capitalized leased facilities and nuclear fuel as of December 31:

Capital Lease Assets	2007	2006
	(Millions of Dollars)	
Leased Facilities		
Long-term power purchase commitment	$140.3	$140.3
Accumulated amortization	(58.4)	(52.8)
Total Leased Facilities	$81.9	$87.5
Nuclear Fuel		
Under capital lease	$ -	$136.0
Accumulated amortization	-	(70.4)
In process/stock	-	65.3
Total Nuclear Fuel	$ -	$130.9

Future minimum lease payments under our capital lease and the present value of our net minimum lease payments as of December 31, 2007 are as follows:

Capital Lease Obligations	Power Commitment
	(Millions of Dollars)
2008	$33.6
2009	34.9
2010	36.2
2011	37.5
2012	38.9
Thereafter	256.3
Total Minimum Lease Payments	437.4
Less: Estimated Executory Costs	(98.5)
Net Minimum Lease Payments	338.9
Less: Interest	(181.4)
Present Value of Net Minimum Lease Payments	157.5
Less: Due Currently	(3.4)
	$154.1

L -- SHORT-TERM DEBT

Short-term notes payable balances and their corresponding weighted-average interest rates as of December 31 consist of:

Short-Term Debt	2007 Balance	2007 Interest Rate	2006 Balance	2006 Interest Rate
	(Millions of Dollars, except for percentages)			
Commercial paper	$900.7	5.18%	$911.9	5.37%

As of December 31, 2007, we had approximately $1.7 billion of available unused lines under our bank back-up credit facilities on a consolidated basis. Our bank back-up credit facilities expire in March 2011 and April 2011.

The following information relates to Short-Term Debt for the years ending December 31:

	2007	2006
	(Millions of Dollars, except for percentages)	
Maximum Short-Term Debt Outstanding	$974.5	$943.7
Average Short-Term Debt Outstanding	$721.8	$549.8
Weighted-Average Interest Rate	5.40%	5.13%

Wisconsin Energy, Wisconsin Electric and Wisconsin Gas have entered into various bank back-up credit agreements to maintain short-term credit liquidity which, among other terms, require the companies to maintain, subject to certain exclusions, a minimum total funded debt to capitalization ratio of less than 70%, 65% and 65%, respectively.

The Wisconsin Energy, Wisconsin Electric and Wisconsin Gas bank back-up credit agreements contain customary covenants, including certain limitations on the respective companies' ability to sell assets. The credit agreements also contain customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy proceedings, certain judgments, ERISA defaults and change of control. In addition, pursuant to the terms of Wisconsin Energy's credit agreement, Wisconsin Energy must ensure that certain of its subsidiaries comply with many of the covenants contained therein.

As of December 31, 2007, we were in compliance with all covenants.

M -- DERIVATIVE INSTRUMENTS

We follow SFAS 133, as amended by SFAS 149, which requires that every derivative instrument be recorded on the balance sheet as an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. For most energy related physical and financial contracts in our regulated operations that qualify as derivatives under SFAS 133, the PSCW allows the effects of the fair market value accounting to be offset to regulatory assets and liabilities. As of December 31, 2007, we recognized $24.3 million in regulatory assets and $14.5 million in regulatory liabilities related to derivatives in comparison to $36.6 million in regulatory assets at December 31, 2006.

For the years ended December 31, 2007, 2006 and 2005, we reclassified $0.3 million, $0.4 million and $0.6 million, respectively, in treasury lock agreement settlement payments deferred in Accumulated Other Comprehensive Income, as an increase to Interest Expense. We estimate that during the next twelve months, $0.4 million will be reclassified from Accumulated Other Comprehensive Income as a reduction in earnings.

N -- FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair value of certain of our recorded financial instruments as of December 31 are as follows:

	2007		2006	
Financial Instruments	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Millions of Dollars)			
Nuclear decommissioning assets	$ -	$ -	$881.6	$881.6
Preferred stock, no redemption required	$30.4	$22.3	$30.4	$22.6
Long-term debt including current portion	$3,394.2	$3,313.2	$3,162.6	$3,172.1

The carrying value of cash and cash equivalents, net accounts receivable, accounts payable and short-term borrowings approximates fair value due to the short term nature of these instruments. Prior to the September 2007 sale of Point Beach, the nuclear decommissioning assets were carried at fair value as reported by the trustee, see Note I. The fair value of our preferred stock is estimated based upon the quoted market value for the same or similar issues. The fair value of our long-term debt, including the current portion of long-term debt, but excluding capitalized leases, is estimated based upon quoted market value for the same or similar issues or upon the quoted market prices of U.S. Treasury issues having a similar term to maturity, adjusted for the issuing company's bond rating and the present value of future cash flows. The fair values of derivative financial instruments and associated margin accounts are equal to their carrying values as of December 31, 2007.

O -- BENEFITS

Pensions and Other Post-retirement Benefits: We have noncontributory defined benefit pension plans that cover substantially all of our employees. The plans provide defined benefits based upon years of service and final average salary.

We also have OPEB plans covering substantially all of our employees. The health care plans are contributory with participants' contributions adjusted annually; the life insurance plans are noncontributory. The accounting for the health care plans anticipates future cost-sharing changes to the written plans that are consistent with our expressed intent to maintain the current cost sharing levels. The post-retirement health care plans include a limit on our share of costs for recent and future retirees. We use a year-end measurement date for all of our pension and OPEB plans.

In September 2006, the FASB issued SFAS 158, which requires employers to recognize all obligations related to their pension and OPEB plans and to quantify the funded status of the pension and OPEB plans as an asset or liability on their statement of financial position. In addition, SFAS 158 requires employers to measure the funded status of their plans as of the date of their year-end statement of financial position.

We adopted SFAS 158 prospectively on December 31, 2006, and will continue to use a year-end measurement date for all of our pension and OPEB plans. Due to the regulated nature of our business, we have concluded that substantially all of the unrecognized costs resulting from the recognition of the funded status of our pension and OPEB plans qualify as a regulatory asset.

The following table presents details about our pension and OPEB plans:

	Pension		OPEB	
	2007	2006	2007	2006
	(Millions of Dollars)			
Change in Benefit Obligation				
Benefit Obligation at January 1	$1,253.6	$1,299.7	$332.9	$331.9
Service cost	29.5	33.8	11.2	12.3
Interest cost	71.2	69.6	19.2	17.9
Plan amendments	(4.4)	3.6	1.0	-
Actuarial (gain)	(41.6)	(51.5)	(15.7)	(18.0)
Divestitures	(38.9)	-	(7.9)	-
Benefits paid	(108.4)	(101.6)	(11.4)	(12.1)
Federal subsidy on benefits paid	N/A	N/A	1.7	0.9
Benefit Obligation at December 31	$1,161.0	$1,253.6	$331.0	$332.9
Change in Plan Assets				
Fair Value at January 1	$1,057.7	$976.9	$203.7	$186.0
Actual earnings on plan assets	64.0	121.5	6.7	14.7
Employer contributions	26.7	60.9	2.5	15.1
Divestitures	(32.8)	-	-	-
Benefits paid	(108.4)	(101.6)	(11.4)	(12.1)
Fair Value at December 31	$1,007.2	$1,057.7	$201.5	$203.7
Net Liability	($153.8)	($195.9)	($129.5)	($129.2)

The accumulated benefit obligation for all defined benefit plans was $1,147.8 million and $1,218.7 million as of December 31, 2007 and 2006, respectively.

The following table shows the amounts that have not yet been recognized in our net periodic benefit cost as of December 31:

	Pension		OPEB	
	2007	2006	2007	2006
	(Millions of Dollars)			
Net Regulatory Assets				
Net actuarial loss	$ 281.0	$ 326.9	$ 91.3	$ 107.4
Prior service costs (credits)	17.9	30.3	(37.1)	(53.6)
Transition obligation	-	-	1.6	2.1
Total	$ 298.9	$ 357.2	$ 55.8	$ 55.9

The estimated net actuarial loss and prior service cost for our pension plans that will be amortized as a component of net periodic benefit costs during 2008 are $14.9 million and $3.7 million, respectively. The estimated net actuarial loss, prior service credit and transition obligation for our OPEB plans that will be amortized as a component of net periodic benefit cost during 2008 are $6.1 million, ($12.5) million and $0.3 million, respectively.

Information for pension plans with an accumulated benefit obligation in excess of the fair value of assets as of December 31 is as follows:

	2007	2006
	(Millions of Dollars)	
Projected benefit obligation	$1,161.0	$1,253.6
Accumulated benefit obligation	$1,147.8	$1,218.7
Fair value of plan assets	$1,007.2	$1,057.7

The components of net periodic pension and OPEB costs for the years ended December 31 are as follows:

	Pension			OPEB		
	2007	2006	2005	2007	2006	2005
	(Millions of Dollars)					
Net Periodic Benefit Cost						
Service cost	$29.5	$33.8	$33.3	$11.2	$12.3	$13.6
Interest cost	71.2	69.6	69.7	19.2	17.9	21.0
Expected return on plan assets	(83.9)	(81.6)	(87.6)	(15.5)	(14.9)	(15.4)
Amortization of:						
Transition obligation	-	-	-	0.3	0.3	1.3
Prior service cost (credit)	5.5	5.4	5.2	(12.5)	(13.4)	(2.8)
Actuarial loss	15.8	23.4	20.6	7.1	8.8	7.7
Net Periodic Benefit Cost	$38.1	$50.6	$41.2	$9.8	$11.0	$25.4

In connection with the sale of Point Beach in September 2007, we incurred a $3.7 million net settlement/curtailment credit related to our benefit plans. We have deferred this net gain as a regulatory liability.

Weighted-Average assumptions used to determine benefit obligations at Dec. 31						
Discount rate	6.05%	5.75%	5.50%	6.10%	5.75%	5.50%
Rate of compensation increase	4.5 to 5.0	4.5 to 5.0	4.5 to 5.0	N/A	N/A	N/A
Weighted-Average assumptions used to determine net cost for year ended Dec. 31						
Discount rate	5.75%	5.50%	5.75%	5.75%	5.50%	5.75%
Expected return on plan assets	8.5	8.5	9.0	8.5	8.5	9.0
Rate of compensation increase	4.5 to 5.0	4.5 to 5.0	4.5 to 5.0	N/A	N/A	N/A
Assumed health care cost trend rates at Dec. 31						
Health care cost trend rate assumed for next year (Pre 65 / Post 65)				8/11	9/11	10/10
Rate that the cost trend rate gradually adjusts to				5	5	5
Year that the rate reaches the rate it is assumed to remain at				2014	2011	2011

The expected long-term rate of return on plan assets was 8.5% in 2007 and 2006 and 9.0% in 2005. This return expectation on plan assets was determined by reviewing actual pension historical returns as well as calculating expected total trust returns using the weighted average of long-term market returns for each of the asset categories utilized in the pension fund.

Other Post-retirement Benefits Plans: We use various Employees' Benefit Trusts to fund a major portion of OPEB. The majority of the trusts' assets are mutual funds or commingled indexed funds.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
	(Millions of Dollars)	
Effect on		
Post-retirement benefit obligation	$25.0	($21.2)
Total of service and interest cost components	$3.7	($3.0)

In October 2005, we announced that we were offering to our retirees a Medicare Advantage program as an option within our existing post-retirement medical and drug plans. The Medicare Advantage program is part of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, and offers post-65 medical and drug benefits through private insurance carriers. The Medicare Advantage program is expected to reduce the cost of post-65 medical and drug costs for our retirees and the Company. Due to this change, we remeasured the fair value of our OPEB plans in the fourth quarter of 2005 in accordance with SFAS 106. In 2005, the impact of this remeasurement and the FSP SFAS 106-2 benefit was approximately a $4.4 million reduction to SFAS 106 expense.

Plan Assets: In our opinion, current pension trust assets and amounts which are expected to be contributed to the trusts in the future will be adequate to meet pension payment obligations to current and future retirees. Our pension plans asset allocation at December 31, 2007 and 2006, and our target allocation for 2008, by asset category, are as follows:

Asset Category	Target Allocation	Actual Allocation	
	2008	2007	2006
Equity Securities	65%	63%	61%
Debt Securities	35%	37%	39%
Total	100%	100%	100%

Our OPEB plans asset allocation at December 31, 2007 and 2006, and our target allocation for 2008, by asset category, are as follows:

Asset Category	Target Allocation	Actual Allocation	
	2008	2007	2006
Equity Securities	61%	61%	45%
Debt Securities	39%	38%	54%
Other	-	1%	1%
Total	100%	100%	100%

Our common stock is not included in equity securities. Investment managers are specifically prohibited from investing in our securities or any affiliate of ours except if part of a commingled fund or index fund.

The target asset allocations were established by our Investment Trust Policy Committee, which oversees investment matters related to all of our funded benefit plans. The asset allocations are monitored by the Investment Trust Policy Committee.

Cash Flows:

Employer Contributions	Pension	OPEB
	(Millions of Dollars)	
2005	$4.2	$12.3
2006	$60.9	$15.1
2007	$26.7	$2.5

We expect to contribute $45.4 million to fund pension benefits and $18.1 million to fund OPEB plans in 2008. Of the $45.4 million expected to be contributed to fund pension benefits in 2008, we estimate $38.6 million will be for our qualified pension plans. We contributed $20 million to our qualified pension plans during 2007. In 2006, we contributed $55.4 million to our qualified pension plans, and we did not make a contribution to our qualified pension plan during 2005.

The entire contribution to the OPEB plans during 2007 was discretionary as the plans are not subject to any minimum regulatory funding requirements.

The following table identifies our expected benefit payments over the next 10 years.

Year	Pension	Gross OPEB	Expected Medicare Part D Subsidy
		(Millions of Dollars)	
2008	$82.6	$19.4	($0.5)
2009	$88.8	$21.4	($0.5)
2010	$93.6	$22.9	($0.4)
2011	$103.3	$23.8	($0.3)
2012	$110.6	$21.9	$ -
2013-2017	$549.2	$121.8	$ -

Savings Plans: We sponsor savings plans which allow employees to contribute a portion of their pre-tax and or after-tax income in accordance with plan-specified guidelines. Under these plans we expensed matching contributions of $12.1 million, $10.4 million and $10.7 million during 2007, 2006 and 2005, respectively.

P – GUARANTEES

We enter into various guarantees to provide financial and performance assurance to third parties on behalf of our affiliates. As of December 31, 2007, we had the following guarantees:

	Maximum Potential Future Payments	Outstanding as of December 31, 2007	Liability Recorded as of December 31, 2007
		(Millions of Dollars)	
Wisconsin Energy			
Non-Utility Energy	$ -	$ -	$ -
Other	2.5	2.5	-
Wisconsin Electric	2.8	0.1	-
Subsidiary	6.1	6.1	0.9
Total	$11.4	$8.7	$0.9

A non-utility energy segment guarantee in support of Wisvest-Connecticut, which we sold in December 2002 to PSEG, provides financial assurance for potential obligations relating to environmental remediation under the original purchase agreement for Wisvest-Connecticut with the United Illuminating Company. The potential obligations for environmental remediation, which are unlimited, are reimbursable by PSEG under the terms of the sale agreement in the event that we are required to perform under the guarantee.

Other guarantees support obligations of our affiliates to third parties under loan agreements and surety bonds. In the event our affiliates fail to perform, we would be responsible for the obligations.

Wisconsin Electric is subject to the potential retrospective premiums that could be assessed under its insurance program.

Subsidiary guarantees support loan obligations and surety bonds between our affiliates and third parties. In the event our affiliates fail to perform, our subsidiary would be responsible for the obligations.

Postemployment benefits: Postemployment benefits provided to former or inactive employees are recognized when an event occurs. The estimated liability, excluding severance benefits, for such benefits was $13.9 million as of December 31, 2007.

Q -- SEGMENT REPORTING

Our reportable operating segments at December 31, 2007 include a utility energy segment and a non-utility energy segment. We have organized our reportable operating segments based in part upon the regulatory environment in which our utility subsidiaries operate. In addition, the segments are managed separately because each business requires different technology and marketing strategies. The accounting policies of the reportable operating segments are the same as those described in Note A.

Our utility energy segment primarily includes our electric and natural gas utility operations. Our electric utility operation engages in the generation, distribution and sale of electric energy in southeastern (including metropolitan Milwaukee), east central and northern Wisconsin and in the Upper Peninsula of Michigan. Our natural gas utility operation is engaged in the purchase, distribution and sale of natural gas to retail customers and the transportation of customer-owned natural gas throughout Wisconsin. Our non-utility energy segment derives its revenues primarily from the ownership of electric power generating facilities for long-term lease to Wisconsin Electric and economic interests in other energy-related entities.

Summarized financial information concerning our reportable operating segments for each of the years ended December 31, 2007, 2006 and 2005, is shown in the following table. The segment information below includes income from discontinued operations as a result of sales of non-utility businesses announced or completed in 2006 and 2005:

Year Ended	Reportable Operating Segments Energy Utility	Reportable Operating Segments Energy Non-Utility (a)	Corporate & Other (b) & Reconciling Eliminations (c)	Total Consolidated
	(Millions of Dollars)			
December 31, 2007				
Operating Revenues	$4,224.8	$75.7	($62.7)	$4,237.8
Depreciation, Decommissioning and Amortization	$315.2	$12.1	$0.9	$328.2
Operating Income (Loss)	$586.0	$47.4	($4.9)	$628.5
Equity in Earnings of Unconsolidated Affiliates	$43.1	$ -	$0.9	$44.0
Interest Expense, Net	$113.8	$7.4	$46.4	$167.6
Income Tax Expense (Benefit)	$221.2	$14.3	($19.1)	$216.4
Income from Discontinued Operations, Net of Tax	$ -	$ -	($0.9)	($0.9)
Net Income (Loss)	$338.0	$23.7	($26.1)	$335.6
Capital Expenditures	$540.3	$669.3	$1.9	$1,211.5
Total Assets	$10,243.7	$1,974.5	($497.9)	$11,720.3
December 31, 2006				
Operating Revenues	$3,979.0	$69.1	($51.7)	$3,996.4
Depreciation, Decommissioning and Amortization	$314.0	$11.2	$1.2	$326.4
Operating Income (Loss)	$532.8	$43.1	($7.4)	$568.5
Equity in Earnings of Unconsolidated Affiliates	$38.6	$ -	$4.5	$43.1
Interest Expense, net	$108.0	$14.8	$49.9	$172.7
Income Tax Expense (Benefit)	$192.3	$11.7	($29.0)	$175.0
Income from Discontinued Operations, Net of Tax (b)	$ -	$ -	$3.9	$3.9
Net Income (Loss)	$315.2	$18.3	($17.1)	$316.4
Capital Expenditures	$459.9	$468.6	$0.2	$928.7
Total Assets	$10,133.9	$1,265.2	($268.9)	$11,130.2

Year Ended	Reportable Operating Segments Energy Utility	Non-Utility (a)	Corporate & Other (b) & Reconciling Eliminations (c)	Total Consolidated
	(Millions of Dollars)			
December 31, 2005				
Operating Revenues	$3,793.0	$40.0	($17.5)	$3,815.5
Depreciation, Decommissioning and Amortization	$324.1	$5.9	$2.0	$332.0
Operating Income	$542.4	$19.5	$1.0	$562.9
Equity in Earnings (Losses) of Unconsolidated Affiliates	$34.6	$ -	($0.6)	$34.0
Interest Expense, net	$106.1	$14.4	$52.9	$173.4
Income Tax Expense (Benefit)	$184.9	$4.5	($40.2)	$149.2
Income from Discontinued Operations, Net of Tax	$ -	$5.0	$0.1	$5.1
Net Income (Loss)	$314.2	$6.7	($12.2)	$308.7
Capital Expenditures	$458.6	$276.6	$9.9	$745.1
Total Assets	$9,601.6	$749.5	$110.9	$10,462.0

(a) The non-utility energy segment includes discontinued operations for the Calumet operations. The sale of Calumet was completed effective May 31, 2005. In 2005, Calumet is reported as discontinued operations for the five months ended May 31, 2005. The after tax gain of $4.7 million recorded for the sale is included in Income from Discontinued Operations, Net of Tax. Certain overheads reported for Calumet continued to exist following the sale and are reported in continuing operations. Certain other costs are directly attributable to the discontinued operations.

(b) Other includes all other non-utility activities, primarily non-utility real estate investment and development by Wispark, non-utility investment in renewable energy and recycling technologies by Minergy as well as interest on corporate debt. A gain on the salê of the manufacturing segment in 2004 resulted in a 2006 tax adjustment and is reflected in Corporate and Other. In 2006, we sold Minergy Neenah and the gain from the sale is included in Income from Discontinued Operations, Net. Certain overheads reported for Minergy Neenah continue to exist following the sale and are reported in continuing operations, while certain other costs are directly attributable to the discontinued operations. Total assets in other includes Minergy Neenah assets held for sale of $17.4 million at December 31, 2005.

(c) An elimination for intersegment revenues of $70.3 million, $64.1 million and $36.3 million is included in Operating Revenues for 2007, 2006 and 2005, respectively. This elimination is primarily between We Power and Wisconsin Electric.

R -- RELATED PARTIES

We receive and/or provide certain services to other associated companies in which we have an equity investment.

American Transmission Company LLC: As of December 31, 2007, we have a 26.9% interest in ATC. We pay ATC for transmission and other related services it provides. In addition, we provide a variety of operational, maintenance and project management work for ATC, which are reimbursed to us by ATC. Under our PTF plan, we are required to pay the cost of needed transmission infrastructure upgrades. ATC will reimburse us for these costs when the units are placed into service. At December 31, 2007 and 2006, we had a receivable of $35.8 million and $27.2 million, respectively, for these items.

Nuclear Management Company: Prior to the Point Beach sale, we had a partial ownership in NMC. NMC held the operating licenses of Point Beach. Upon the sale of Point Beach, NMC transferred the operating licenses to the buyer and our relationship with NMC was terminated.

We provided and received services from the following associated companies during 2007, 2006 and 2005:

Equity Investee	2007	2006	2005
		(Millions of Dollars)	
Services Provided			
-ATC	$17.8	$16.6	$20.9
Services Received			
-ATC	$176.8	$149.4	$130.1
-NMC	$50.6	$65.2	$61.2

As of December 31, 2007 and 2006 our Consolidated Balance Sheets included receivable and payable balances with the following associated companies:

Equity Investee	2007	2006
	(Millions of Dollars)	
Services Provided		
-ATC	$1.1	$1.2
Services Received		
-ATC	$14.5	$12.5
-NMC	$ -	$ 5.7

S -- COMMITMENTS AND CONTINGENCIES

Capital Expenditures: We have made certain commitments in connection with 2008 capital expenditures. During 2008, we estimate that total capital expenditures will be approximately $1.2 billion.

Operating Leases: We enter into long-term purchase power contracts to meet a portion of our anticipated increase in future electric energy supply needs. These contracts expire at various times through 2013. Certain of these contracts were deemed to qualify as operating leases. In addition, we have various other operating leases including leases for vehicles and coal cars.

Future minimum payments for the next five years and thereafter for our operating lease contracts are as follows:

	(Millions of Dollars)
2008	$37.0
2009	23.6
2010	20.7
2011	20.9
2012	14.5
Thereafter	18.4
Total	$135.1

Divested Assets: Pursuant to the sale of Point Beach, we have agreed to indemnification provisions customary to transactions involving the sale of nuclear assets.

Pursuant to the terms of the sale agreement for Minergy Neenah, we have agreed to customary indemnification provisions related to post-closing obligations and other matters. Our maximum aggregate exposure under the indemnification provisions is $0.3 million.

Pursuant to the terms of the sale agreement for Calumet, Wisvest has agreed to customary indemnification provisions related to environmental conditions and other matters. Except for retention of the full exposure to indemnify the buyer for environmental claims related to certain property no longer leased or owned by Wisvest or any of its subsidiaries, Wisvest's maximum aggregate exposure under the indemnification provisions is $35 million. Pursuant to the terms of the agreement, we have guaranteed post-closing obligations under the agreement, including indemnity obligations.

Pursuant to the terms of the sales agreement for the manufacturing business, Wisconsin Energy agreed to customary indemnification provisions related to certain environmental, asbestos, and product liability matters. In addition, the amount of cash taxes and future deferred income tax benefits are subject to a number of factors including appraisals of the fair value of Wisconsin Gas assets and applicable tax laws. Any changes in the estimates of taxes and indemnification matters will be recorded as an adjustment to the gain on sale and reported in discontinued operations in the period the adjustment is determined. We have established reserves related to these customary indemnification and tax matters.

Environmental Matters: We periodically review our exposure for environmental remediation costs as evidence becomes available indicating that our liability has changed. Given current information, including the following, we believe that future costs in excess of the amounts accrued and/or disclosed on all presently known and quantifiable environmental contingencies will not be material to our financial position or results of operations.

We have a program of comprehensive environmental remediation planning for former manufactured gas plant sites and coal-ash disposal sites. We perform ongoing assessments of manufactured gas plant sites and related disposal sites used by Wisconsin Electric and Wisconsin Gas, and coal ash disposal/landfill sites used by Wisconsin Electric, as discussed below. We are working with the WDNR in our investigation and remediation planning. At this time, we cannot estimate future remediation costs associated with these sites beyond those described below.

Manufactured Gas Plant Sites: We have identified several sites at which Wisconsin Electric, Wisconsin Gas, or a predecessor company historically owned or operated a manufactured gas plant. These sites have been substantially remediated or are at various stages of investigation, monitoring and remediation. We have also identified other sites that may have been impacted by historical manufactured gas plant activities. Based upon ongoing analysis, we estimate that the future costs for detailed site investigation and future remediation costs may range from $25 to $50 million over the next ten years. This estimate is dependent upon several variables including, among other things, the extent of remediation, changes in technology and changes in regulation. As of December 31, 2007, we have established reserves of $31.9 million related to future remediation costs.

The PSCW has allowed Wisconsin utilities, including Wisconsin Electric and Wisconsin Gas, to defer the costs spent on the remediation of manufactured gas plant sites, and has allowed for these costs to be recovered in rates over five years. Accordingly, we have recorded a regulatory asset for remediation costs.

Ash Landfill Sites: Wisconsin Electric aggressively seeks environmentally acceptable, beneficial uses for its coal combustion by-products. However, these coal-ash by-products have been, and to a small degree continue to be, disposed of in company-owned, licensed landfills. Some early designed and constructed landfills may allow the release of low levels of constituents resulting in the need for various levels of monitoring or adjusting. Where Wisconsin Electric has become aware of these conditions, efforts have been expended to define the nature and extent of any release, and work has been performed to address these conditions. The costs of these efforts are recovered under the fuel clause for Wisconsin Electric and are expensed as incurred. During 2007, 2006 and 2005, Wisconsin Electric incurred $0.8 million, $0.5 million and $0.1 million, respectively, in coal-ash remediation expenses. As of December 31, 2007, we have no reserves established related to ash landfill sites.

EPA - Consent Decree: In April 2003, Wisconsin Electric and the EPA announced that a Consent Decree had been reached that resolved all issues related to a request for information that had been issued by the EPA. In July 2003, the Consent Decree was amended to include the State of Michigan. Under the Consent Decree, Wisconsin Electric agreed to significantly reduce its air emissions from its coal-fired generating facilities. The reductions are expected to be achieved by 2013 through a combination of installing new pollution control equipment, upgrading existing equipment and retiring certain older units. Through December 31, 2007, we have spent approximately $381.0 million associated with implementing the Consent Decree. The total cost of implementing this agreement is estimated to be $1.0 billion through the year 2013. The U.S. District Court for the Eastern District of Wisconsin approved the amended Consent Decree and entered it in October 2007.

Deloitte.

Deloitte & Touche LLP
555 E. Wells Street, Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: 414-271-3000
Fax: 414-347-6200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wisconsin Energy Corporation:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Wisconsin Energy Corporation and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, common equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2008 expressed an unqualified opinion the Company's internal control over financial reporting.

Deloitte + Touche LLP

February 27, 2008

Deloitte.

Deloitte & Touche LLP
555 E. Wells Street, Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: 414-271-3000
Fax: 414-347-6200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wisconsin Energy Corporation:

We have audited the internal control over financial reporting of Wisconsin Energy Corporation and subsidiaries (the "Company") as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 27, 2008 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

February 27, 2008

Member of
Deloitte Touche Tohmatsu

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of Wisconsin Energy Corporation's and subsidiaries internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under the framework in Internal Control - Integrated Framework, our management concluded that Wisconsin Energy Corporation's and subsidiaries internal control over financial reporting was effective as of December 31, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, as auditors of our financial statements has issued an attestation report on the effectiveness of Wisconsin Energy Corporation's and subsidiaries internal control over financial reporting as of December 31, 2007. Deloitte & Touche LLP's report is included in this report.

Changes in Internal Control Over Financial Reporting

There has not been any change in our internal control over financial reporting during the fourth quarter of 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED SELECTED FINANCIAL AND STATISTICAL DATA

Financial	2007	2006	2005	2004	2003
Year Ended December 31					
Net income - Continuing Operations (Millions)	$ 336.5	$ 312.5	$ 303.6	$ 219.6	$ 201.3
Earnings per share - Continuing Operations					
Basic	$ 2.88	$ 2.67	$ 2.59	$ 1.87	$ 1.72
Diluted	$ 2.84	$ 2.64	$ 2.56	$ 1.84	$ 1.70
Dividends per share of common stock	$ 1.00	$ 0.92	$ 0.88	$ 0.83	$ 0.80
Common Stock Price - High During Year	$ 50.48	$ 48.70	$ 40.83	$ 34.60	$ 33.68
Common Stock Price - Low During Year	$ 41.06	$ 38.16	$ 33.35	$ 29.50	$ 22.56
Operating revenues (Millions)					
Utility energy	$ 4,224.8	$ 3,979.0	$ 3,793.0	$ 3,375.4	$ 3,263.9
Non-utility energy	75.7	69.1	40.0	19.9	12.3
Other including eliminations	(62.7)	(51.7)	(17.5)	10.8	5.9
Total operating revenues	$ 4,237.8	$ 3,996.4	$ 3,815.5	$ 3,406.1	$ 3,282.1
At December 31 (Millions)					
Total assets	$ 11,720.3	$ 11,130.2	$ 10,462.0	$ 9,565.4	$ 10,014.5
Long-term debt (including current maturities) and capital lease obligations	$ 3,525.3	$ 3,370.1	$ 3,527.0	$ 3,340.5	$ 3,736.7

CONSOLIDATED SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

(Millions of Dollars, Except Per Share Amounts) (a)

Three Months Ended	March 2007	March 2006	June 2007	June 2006
Operating revenues	$ 1,301.1	$ 1,247.0	$ 906.5	$ 814.4
Operating income	184.5	191.6	105.1	107.1
Income from Continuing Operations	101.1	104.4	57.7	59.7
Income (loss) from Discontinued Operations	(0.2)	1.3	(0.2)	3.2
Total Net Income	$ 100.9	$ 105.7	$ 57.5	$ 62.9
Earnings per share of common stock (basic) (b)				
Continuing operations	$ 0.86	$ 0.89	$ 0.49	$ 0.51
Discontinued operations	-	0.01	-	0.03
Total earnings per share (basic)	$ 0.86	$ 0.90	$ 0.49	$ 0.54
Earnings per share of common stock (diluted) (b)				
Continuing operations	$ 0.85	$ 0.88	$ 0.49	$ 0.50
Discontinued operations	-	0.01	-	0.03
Total earnings per share (diluted)	$ 0.85	$ 0.89	$ 0.49	$ 0.53

Three Months Ended	September 2007	September 2006	December 2007	December 2006
Operating revenues	$ 881.5	$ 839.8	$ 1,148.7	$ 1,095.2
Operating income	153.1	131.2	185.8	138.6
Income from Continuing Operations	83.1	70.8	94.6	77.6
Income (loss) from Discontinued Operations	(0.2)	-	(0.3)	(0.6)
Total Net Income	$ 82.9	$ 70.8	$ 94.3	$ 77.0
Earnings per share of common stock (basic) (b)				
Continuing operations	$ 0.71	$ 0.61	$ 0.81	$ 0.66
Discontinued operations	-	-	-	-
Total earnings per share (basic)	$ 0.71	$ 0.61	$ 0.81	$ 0.66
Earnings per share of common stock (diluted) (b)				
Continuing operations	$ 0.70	$ 0.60	$ 0.80	$ 0.65
Discontinued operations	-	-	-	-
Total earnings per share (diluted)	$ 0.70	$ 0.60	$ 0.80	$ 0.65

(a) Quarterly results of operations are not directly comparable because of seasonal and other factors. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

(b) Quarterly earnings per share may not total to the amounts reported for the year since the computation is based on the weighted average common shares outstanding during each quarter.

PERFORMANCE GRAPH

The performance graph below shows a comparison of the cumulative total return, assuming reinvestment of dividends, over the last five years had $100 been invested at the close of business on December 31, 2002, in each of:

- Wisconsin Energy common stock;
- a Custom Peer Group Index;
- a recomprised Custom Peer Group Index; and
- the Standard & Poor's 500 Index ("S&P 500").

Custom Peer Group Index. We have used the Custom Peer Group Index for peer comparison purposes since 2003 because we believed the Index provided an accurate representation of our peers. The Custom Peer Group Index is a market-capitalization-weighted index consisting of 30 companies, including Wisconsin Energy.

The companies in the Custom Peer Group Index are Allegheny Energy, Inc.; Alliant Energy Corporation; Ameren Corporation; American Electric Power Company, Inc.; Avista Corporation; Consolidated Edison, Inc.; DTE Energy Company; Duke Energy Corp.; Energy East Corporation; Entergy Corporation; Exelon Corporation; FirstEnergy Corp.; FPL Group, Inc.; NiSource Inc.; Northeast Utilities; Nstar; OGE Energy Corp.; Pinnacle West Capital Corporation; Pepco Holdings, Inc.; Progress Energy Inc.; Public Service Enterprise Group Incorporated; Puget Energy, Inc.; SCANA Corporation; Sempra Energy; Sierra Pacific Resources; The Southern Company; Westar Energy, Inc.; Wisconsin Energy Corporation; WPS Resources Corporation (now known as Integrys Energy Group, Inc.); and Xcel Energy Inc.

Custom Peer Group Index – Recomprised. Beginning in 2008, we have recomprised our custom peer group to remove Entergy Corporation, Exelon Corporation, FPL Group, Inc. and Public Service Enterprise Group Incorporated as these companies have significantly increased (or publicly announced that they intend to significantly increase) their revenue from non-regulated operations, which is not consistent with our business model and long-term strategy. In addition, we removed Energy East Corporation and Puget Energy, Inc. as both companies are in the process of being acquired by a foreign utility holding company and a private equity firm, respectively. We have added Portland General, Great Plains Energy and PG&E Corporation to our custom peer group. We believe the Custom Peer Group Index, as recomprised, is made up of companies that are similar to us in terms of business model and long-term strategies. Beginning with the 2008 grant of performance units, the Board's Compensation Committee will begin measuring our total stockholder return against the total stockholder return of the recomprised Custom Peer Group.

Five-Year Cumulative Return Chart


$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
Wisconsin Energy Corporation
Custom Peer Group Index
Custom Peer Group Index - Recomprised
S&P 500
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007

Value of Investment at Year-End

	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Wisconsin Energy Corporation	$ 100	$ 137	$ 141	$ 168	$ 208	$ 219
Custom Peer Group Index	$ 100	$ 120	$ 142	$ 160	$ 196	$ 229
Custom Peer Group Index - Recomprised	$ 100	$ 122	$ 139	$ 154	$ 189	$ 203
S&P 500	$ 100	$ 129	$ 143	$ 150	$ 173	$ 183

NON-GAAP EARNINGS MEASURES

Adjusted earnings (non-GAAP earnings), which generally exclude nonoperational items as well as charges or credits that are not associated with our ongoing operations, are provided as a complement to earnings presented in accordance with GAAP. The excluded items are not indicative of our operating performance. Therefore, we believe that the presentation of adjusted earnings from continuing operations is relevant and useful to investors to understand Wisconsin Energy's operating performance. Management uses such measures internally to evaluate our performance and manage our operations.

EARNINGS RECONCILIATION (UNAUDITED)

Earnings Reconciliation (Unaudited)

Year Ended December 31	2007	2006	2005
Adjusted Diluted Earnings Per Share-Continuing Operations	$2.84	$2.58	$2.42
Debt Redemption Costs	-	-	-
State Tax Benefits	-	0.05	0.14
Voluntary Severance Program	-	-	-
Sale of Guardian	-	0.01	-
Diluted Earnings Per Share-Continuing Operations	$2.84	$2.64	$2.56

MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

NUMBER OF COMMON STOCKHOLDERS

As of December 31, 2007, based upon the number of Wisconsin Energy Corporation stockholder accounts (including accounts in our dividend reinvestment and stock purchase plan), we had approximately 51,000 registered stockholders.

COMMON STOCK LISTING AND TRADING

Our common stock is listed on the New York Stock Exchange under the ticker symbol "WEC." Daily trading prices and volume can be found in the "NYSE Composite" section of most major newspapers, usually abbreviated as WI Engy.

DIVIDENDS AND COMMON STOCK PRICES

Common Stock Dividends of Wisconsin Energy: Cash dividends on our common stock, as declared by the Board of Directors, are normally paid on or about the first day of March, June, September and December of each year. We review our dividend policy on a regular basis. Subject to any regulatory restrictions or other limitations on the payment of dividends, future dividends will be at the discretion of the Board of Directors and will depend upon, among other factors, earnings, financial condition and other requirements. For information regarding restrictions on the ability of our subsidiaries to pay us dividends, see Note J -- Common Equity in the Notes to Consolidated Financial Statements.

On January 17, 2008, our Board of Directors announced that it increased our common stock quarterly dividend rate by 8.0%, to $0.27 per share. With the increase, the new dividend is equivalent to an annual rate of $1.08 per share. The Board has established a goal of increasing the annual dividend at a rate of approximately half of the expected rate of growth in earnings per share, subject to the factors referred to above.

Range of Wisconsin Energy Common Stock Prices and Dividends:

	2007			2006		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$50.10	$45.67	$0.25	$42.35	$38.92	$0.23
Second	$50.00	$43.50	0.25	$40.91	$38.16	0.23
Third	$45.81	$41.06	0.25	$43.79	$39.75	0.23
Fourth	$50.48	$44.35	0.25	$48.70	$43.25	0.23
Year	$50.48	$41.06	$1.00	$48.70	$38.16	$0.92

BOARD OF DIRECTORS



John F. Ahearne
Director since 1994.
Executive Director Emeritus of the ethics program of the Sigma Xi Center for Sigma Xi, The Scientific Research Society, an organization that publishes American Scientist, provides grants to graduate students and conducts national meetings on scientific issues.



John F. Bergstrom
Director since 1987.
Chairman and Chief Executive Officer of Bergstrom Corporation, which owns and operates numerous automobile sales and leasing companies.



Barbara L. Bowles
Director since 1998.
Retired Vice Chair of Profit Investment Management and Retired Chairman of The Kenwood Group, Inc., investment advisory firms. The Kenwood Group, Inc. was merged into Profit Investment Management in 2006.



Patricia W. Chadwick
Director since 2006.
President of Ravengate Partners LLC, which provides businesses and not-for-profit institutions with advice about the financial markets.



Robert A. Cornog
Director since 1993.
Retired Chairman of the Board, President and Chief Executive Officer of Snap-on Incorporated, a developer, manufacturer and distributor of professional hand and power tools, diagnostic and shop equipment and tool storage products.



Curt S. Culver
Director since 2004.
Chairman and Chief Executive Officer of MGIC Investment Corporation and Mortgage Guaranty Insurance Corporation, a private mortgage insurance company.



Thomas J. Fischer
Director since 2005.
Principal of Fischer Financial Consulting LLC, which provides consulting on corporate financial, accounting and governance matters.



Gale E. Klappa
Director since 2003.
Chairman of the Board, President and Chief Executive Officer of Wisconsin Energy Corporation.



Ulice Payne, Jr.
Director since 2003.
Managing Member of Addison-Clifton, LLC, which provides advisory services on global trade compliance.



Frederick P. Stratton, Jr.
Director since 1987.
Chairman Emeritus of Briggs & Stratton Corporation, a manufacturer of small gasoline engines.

OFFICERS

Gale E. Klappa[1] – Chairman of the Board, President and Chief Executive Officer.

James C. Fleming[1] – Executive Vice President and General Counsel.

Frederick D. Kuester[1] – Executive Vice President.

Allen L. Leverett[1] – Executive Vice President and Chief Financial Officer.

Kristine A. Rappé[1] – Senior Vice President and Chief Administrative Officer.

Darnell K. DeMasters – Vice President – Federal Policy.

Stephen P. Dickson[1] – Vice President and Controller.

Anne K. Klisurich[2] – Vice President.

Kristine M. Krause – Vice President – Environmental.

Walter J. Kunicki – Vice President.

Susan H. Martin – Vice President, Corporate Secretary and Associate General Counsel.

Jeffrey P. West – Vice President and Treasurer.

Richard J. White – Vice President.

Arthur A. Zintek – Vice President.

Keith H. Ecke – Assistant Corporate Secretary.

David L. Hughes – Assistant Treasurer.

James A. Schubilske – Assistant Treasurer.

(1) Executive Officers of Wisconsin Energy Corporation as of December 31, 2007. Charles R. Cole, Senior Vice President of Wisconsin Electric Power Company and Wisconsin Gas LLC, is also an executive officer of Wisconsin Energy Corporation.
(2) Ms. Klisurich retired from Wisconsin Energy Corporation effective February 29, 2008.

NOTICE OF 2008 ANNUAL MEETING AND PROXY STATEMENT



Wisconsin Energy Corporation

TABLE OF CONTENTS

Wisconsin Energy Corporation

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

March 20, 2008

To the Stockholders of Wisconsin Energy Corporation:

You are cordially invited to attend the 2008 Annual Meeting of Stockholders. **An admission ticket will be required to enter the meeting**. Your admission ticket, which also includes a map to the meeting, is attached to your proxy statement. Instructions on how to obtain an admission ticket if you received your proxy materials electronically are provided on page P-6 of the proxy statement. **Regardless of whether you plan to attend, please take a moment to vote your proxy**. The meeting will be held as follows:

WHEN:	Thursday, May 1, 2008 10:00 a.m., Central time
WHERE:	Concordia University Wisconsin R. John Buuck Field House 12800 North Lake Shore Drive Mequon, Wisconsin 53097
ITEMS OF BUSINESS:	• Election of nine directors for terms expiring in 2009. • Ratification of Deloitte & Touche LLP as independent auditors for 2008. • Consideration of any other matters that may properly come before the meeting.
RECORD DATE:	February 21, 2008
VOTING BY PROXY:	*Your vote is important*. You may vote: • using the Internet; • by telephone; or • by returning the proxy card in the envelope provided.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 1, 2008 – The Proxy Statement and 2007 Annual Report are available at:

http://bnymellon.mobular.net/bnymellon/wec

By Order of the Board of Directors,

Susan H. Martin
Vice President, Corporate Secretary and Associate General Counsel

PROXY STATEMENT

This proxy statement is being furnished to stockholders beginning on or about March 20, 2008, in connection with the solicitation of proxies by the Wisconsin Energy Corporation ("WEC" or the "Company") Board of Directors (the "Board") to be used at the Annual Meeting of Stockholders on Thursday, May 1, 2008 (the "Meeting") at 10:00 a.m., Central time, in the R. John Buuck Field House on the campus of Concordia University Wisconsin located at 12800 North Lake Shore Drive, Mequon, Wisconsin 53097, and at all adjournments or postponements of the Meeting, for the purposes listed in the preceding Notice of Annual Meeting of Stockholders.

GENERAL INFORMATION – FREQUENTLY ASKED QUESTIONS

What am I voting on?	**Proposal 1:** Election of nine directors for terms expiring in 2009. **Proposal 2:** Ratification of Deloitte & Touche LLP as independent auditors for 2008. The Company is not aware of any other matters that will be voted on. If a matter does properly come before the Meeting, the persons named as the proxies in the accompanying form of proxy will vote the proxy at their discretion.
What are the Board's voting recommendations?	The Board of Directors recommends a vote: • **FOR** each of the nine nominated directors, and • **FOR** ratification of Deloitte & Touche LLP as independent auditors for 2008.
What is the vote required for each proposal?	**Proposal 1:** The nine individuals receiving the largest number of votes will be elected as directors. **Proposal 2:** Ratification of the independent auditors requires the affirmative vote of a majority of the votes cast in person or by proxy at the Meeting.
Who can vote?	Common stockholders as of the close of business on the record date, February 21, 2008, can vote. Each outstanding share of WEC common stock is entitled to one vote upon each matter presented. A list of stockholders entitled to vote will be available for inspection by stockholders at WEC's principal business office, 231 West Michigan Street, Milwaukee, Wisconsin 53203, prior to the Meeting. The list also will be available at the Meeting.
How do I vote?	There are several ways to vote: • By Internet. The Company encourages you to vote this way. • By toll-free touch-tone telephone. • By completing and mailing the enclosed proxy card. • By written ballot at the Meeting. Instructions to vote through the Internet or by telephone are listed on your proxy card or the information forwarded to you by your bank or broker. The Internet and telephone voting facilities will close at 10:59 p.m., Central time, on Wednesday, April 30, 2008. If you are a participant in WEC's Stock Plus Investment Plan ("Stock Plus") or own shares through investments in the WEC Common Stock Fund or WEC Common Stock ESOP Fund in WEC's 401(k) plan, your proxy will serve as voting instructions for your shares held in those plans. The administrator for Stock Plus and the trustee for the 401(k) plan will vote your shares as you direct. If a proxy is not returned for shares held in Stock Plus, the administrator will not vote those shares. If a proxy is not returned for shares held in the 401(k) plan, the trustee will vote those shares in the same proportion that all shares in the WEC Common Stock Fund or WEC Common Stock ESOP Fund, as the case may be, for which voting instructions have been received, are voted. If you are a beneficial owner and your broker holds your shares in its name, the broker is permitted to vote your shares in the election of directors and ratification of the independent auditors even if the broker does not receive voting instructions from you. If your shares are held in the name of a broker, bank or other holder of record, you are invited to attend the Meeting, but may not vote at the Meeting unless you have first obtained a proxy executed in your favor from the holder of record.

What does it mean if I get more than one proxy?	It means your shares are held in more than one account. Please vote all proxies to ensure all of your shares are counted.
What constitutes a quorum?	As of the record date, there were 116,933,189 shares of WEC common stock outstanding. In order to conduct the Meeting, a majority of the outstanding shares entitled to vote must be represented in person or by proxy. This is known as a "quorum." Abstentions and shares which are the subject of broker non-votes will count toward establishing a quorum.
Can I change my vote?	You may change your vote or revoke your proxy at any time prior to the closing of the polls, by: • entering a new vote by Internet or phone; • returning a later-dated proxy card; • voting in person at the Meeting; or • notifying WEC's Corporate Secretary by written revocation letter. The Corporate Secretary is Susan H. Martin. Any revocation should be filed with her at WEC's principal business office, 231 West Michigan Street, P. O. Box 1331, Milwaukee, Wisconsin 53201. Attendance at the Meeting will not, in itself, constitute revocation of a proxy. All shares entitled to vote and represented by properly completed proxies timely received and not revoked will be voted as you direct. If no direction is given in a properly completed proxy, the proxy will be voted as the Board recommends.
Who conducts the proxy solicitation?	The WEC Board is soliciting these proxies. WEC will bear the cost of the solicitation of proxies. WEC contemplates that proxies will be solicited principally through the use of the mail, but employees of WEC or its subsidiaries may solicit proxies by telephone, personally or by other communications, without compensation apart from their normal salaries. It is not anticipated that any other persons will be engaged to solicit proxies or that compensation will be paid for that purpose. However, WEC may seek the services of an outside proxy solicitor in the event that such services become necessary.
Who will count the votes?	BNY Mellon Shareowner Services, which also will serve as Inspector of Election, will tabulate voted proxies.
How can I attend the Meeting?	The Meeting is open to all stockholders of WEC. **You must bring an admission ticket or other evidence of your ownership to enter the Meeting.** If you received proxy materials by mail, your admission ticket is attached to your proxy statement. The admission ticket admits the stockholder and one guest. If your shares are jointly owned or you participate in our "householding" program and you need an additional ticket, or you have questions regarding this process, contact Stockholder Services, 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201 or call 800-881-5882. Directions to the Meeting are included on the admission ticket.
What information is available via the Internet?	The following documents can be found at http://bnymellon.mobular.net/bnymellon/wec • Notice of Annual Meeting; • Proxy Statement; • 2007 Annual Report; and • Form of Proxy.
How do I obtain an admission ticket if I received my proxy materials electronically?	If your shares are registered in your name, you can print an admission ticket by following the instructions provided in the e-mail which transmitted your proxy materials. If you hold your shares through a bank, brokerage firm, or other nominee, call 800-881-5882 or write to Stockholder Services at the above address to request an admission ticket. We will send you an admission ticket upon verification of your ownership. You may also bring a copy of your account statement or other evidence of your ownership as of the record date to the Meeting. This document will serve as your admission ticket.

What steps has WEC taken to reduce the cost of proxy solicitation?	WEC has implemented several practices that reduce the printing and postage costs and are friendly to the environment. WEC encourages you to choose MLink℠ for fast and secure 24/7 online access to proxy materials, investment plan statements, tax documents and more. You can simply log on to Investor ServiceDirect® at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you on how to enroll in MLink℠. The Company also has: • encouraged Internet and telephone voting of your proxies; and • implemented "householding" whereby stockholders sharing a single address receive a single annual report and proxy statement, unless the Company received instructions to the contrary from one or more of the stockholders. If you received multiple copies of the annual report and proxy statement, you may wish to contact the Company's transfer agent, BNY Mellon Shareowner Services, at 800-558-9663 to request householding, or you may provide written instructions to Wisconsin Energy Corporation, c/o BNY Mellon Shareowner Services, P.O. Box 358015, Pittsburgh, PA 15252-8015. If you wish to receive separate copies of the annual report and proxy statement now or in the future, or to discontinue householding entirely, you may contact the Company's transfer agent using the contact information provided above. Upon request, the Company will promptly send a separate copy of either document. Whether or not a stockholder is householding, each stockholder will continue to receive a proxy card. If your shares are held through a bank, broker or other holder of record, you may request householding by contacting the holder of record.
Who do I contact if I have questions about the Meeting or my account?	If you need more information about the Meeting, write to Stockholder Services, 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201, or call us at 800-881-5882. For information about shares registered in your name or your Stock Plus account, call our transfer agent, BNY Mellon Shareowner Services, at 800-558-9663, or access your account via the Internet at www.bnymellon.com/shareowner/isd.

PROPOSALS TO BE VOTED UPON

PROPOSAL 1: ELECTION OF DIRECTORS – TERMS EXPIRING IN 2009

WEC's Bylaws require each director to be elected annually to hold office for a one-year term. Directors will be elected by a plurality of the votes cast by the shares entitled to vote, as long as a quorum is present. "Plurality" means that the individuals who receive the largest number of votes are elected as directors up to the maximum number of directors to be chosen. Therefore, presuming a quorum is present, shares not voted, whether by withheld authority or otherwise, have no effect in the election of directors.

The Board's nominees for election are:

- **John F. Bergstrom**
- **Barbara L. Bowles**
- **Patricia W. Chadwick**
- **Robert A. Cornog**
- **Curt S. Culver**
- **Thomas J. Fischer**
- **Gale E. Klappa**
- **Ulice Payne, Jr.**
- **Frederick P. Stratton, Jr.**

Because John F. Ahearne's age exceeds the Company's age guideline for non-employee directors and his nuclear expertise is no longer required as a result of our sale of Point Beach Nuclear Plant in September 2007, he is not standing for re-election at the Meeting. The Board has determined to reduce the number of directors constituting the whole Board from ten to nine. Proxies may not be voted for more than nine persons in the election of directors.

Each nominee has consented to being nominated and to serve if elected. In the unlikely event that any nominee becomes unable to serve for any reason, the proxies will be voted for a substitute nominee selected by the Board upon the recommendation of the Corporate Governance Committee of the Board. Biographical information regarding each nominee is included on the next pages.

The Board of Directors recommends that you vote "FOR" all of the director nominees.

Information about Nominees for Election to the Board of Directors. Wisconsin Electric Power Company (WE) and Wisconsin Gas LLC (WG) do business as We Energies and are wholly-owned subsidiaries of Wisconsin Energy Corporation. Effective July 28, 2004, Wisconsin Gas Company converted to a Wisconsin limited liability company and changed its name to Wisconsin Gas LLC. References to service as a director of Wisconsin Gas LLC below include the time each director sat as a director of Wisconsin Gas Company. Ages and biographical information are as of March 1, 2008.



John F. Bergstrom. Age 61.
- Bergstrom Corporation – Chairman since 1982 and Chief Executive Officer since 1974. Bergstrom Corporation owns and operates numerous automobile sales and leasing companies.
- Director of Kimberly-Clark Corporation.
- Director of Wisconsin Energy Corporation since 1987, Wisconsin Electric Power Company since 1985 and Wisconsin Gas LLC since 2000.



Barbara L. Bowles. Age 60.
- Profit Investment Management – Retired Vice Chair. Served as Vice Chair from January 2006 until retirement in December 2007. Profit Investment Management is an investment advisory firm.
- The Kenwood Group, Inc. – Retired Chairman. Served as Chairman from 2000 until retirement in December 2007. Chief Executive Officer from 1989 to December 2005. The Kenwood Group was merged into Profit Investment Management in 2006.
- Director of Black & Decker Corporation.
- Director of Wisconsin Energy Corporation and Wisconsin Electric Power Company since 1998 and Wisconsin Gas LLC since 2000.



Patricia W. Chadwick. Age 59.
- Ravengate Partners, LLC – President since 1999. Ravengate Partners, LLC provides businesses and not-for-profit institutions with advice about the financial markets.
- Director of AMICA Mutual Insurance Company and ING Mutual Funds.
- Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company and Wisconsin Gas LLC since 2006.



Robert A. Cornog. Age 67.
- Snap-on Incorporated – Retired Chairman of the Board, President and Chief Executive Officer. Served as President and Chief Executive Officer from 1991 until 2001. Retired as Chairman in 2002. Snap-on Incorporated is a developer, manufacturer and distributor of professional hand and power tools, diagnostic and shop equipment, and tool storage products.
- Director of Johnson Controls, Inc. and Oshkosh Truck Corporation.
- Director of Wisconsin Energy Corporation since 1993, Wisconsin Electric Power Company since 1994 and Wisconsin Gas LLC since 2000.



Curt S. Culver. Age 55.
- MGIC Investment Corporation – Chairman since 2005, Chief Executive Officer since 2000 and President from 1999 to January 2006. MGIC Investment Corporation is the parent of Mortgage Guaranty Insurance Corporation.
- Mortgage Guaranty Insurance Corporation – Chairman since 2005, Chief Executive Officer since 1999 and President from 1996 to January 2006. Mortgage Guaranty Insurance Corporation is a private mortgage insurance company.
- Director of MGIC Investment Corporation.
- Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company and Wisconsin Gas LLC since 2004.



Thomas J. Fischer. Age 60.

- Fischer Financial Consulting LLC – Principal since 2002. Fischer Financial Consulting LLC provides consulting on corporate financial, accounting and governance matters.
- Arthur Andersen LLP – Retired as Managing Partner of the Milwaukee office in 2002. Served as Managing Partner from 1993 and as Partner from 1980. Arthur Andersen LLP was an independent public accounting firm.
- Director of Actuant Corporation, Badger Meter, Inc. and Regal-Beloit Corporation.
- Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company and Wisconsin Gas LLC since 2005.



Gale E. Klappa. Age 57.

- Wisconsin Energy Corporation – Chairman of the Board and Chief Executive Officer since May 2004. President since April 2003.
- Wisconsin Electric Power Company – Chairman of the Board since May 2004. President and Chief Executive Officer since August 2003.
- Wisconsin Gas LLC – Chairman of the Board since May 2004. President and Chief Executive Officer since August 2003.
- The Southern Company – Executive Vice President, Chief Financial Officer and Treasurer from March 2001 to April 2003. Chief Strategic Officer from October 1999 to March 2001. The Southern Company is a public utility holding company serving the southeastern United States.
- Director of Joy Global Inc.
- Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company and Wisconsin Gas LLC since 2003.



Ulice Payne, Jr. Age 52.

- Addison-Clifton, LLC – Managing Member since 2004. Addison-Clifton, LLC provides advisory services on global trade compliance.
- Milwaukee Brewers Baseball Club, Inc. – President and Chief Executive Officer from 2002 to 2003.
- Foley & Lardner – Managing Partner of the law firm's Milwaukee office from May 2002 to September 2002. A partner from 1998 to 2002.
- Director of Badger Meter, Inc. and Manpower Inc., and Trustee of The Northwestern Mutual Life Insurance Company.
- Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company and Wisconsin Gas LLC since 2003.



Frederick P. Stratton, Jr. Age 68.

- Briggs & Stratton Corporation – Chairman Emeritus since 2003. Chairman of the Board from 2001 to 2003. Chairman and Chief Executive Officer until 2001. Briggs & Stratton Corporation is a manufacturer of small gasoline engines.
- Director of Baird Funds, Inc. and Weyco Group, Inc.
- Director of Wisconsin Energy Corporation since 1987, Wisconsin Electric Power Company since 1986 and Wisconsin Gas LLC since 2000.

PROPOSAL 2: RATIFICATION OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS FOR 2008

The Audit and Oversight Committee of the Board of Directors has sole authority to select, evaluate and, where appropriate, terminate and replace the independent auditors. The Audit and Oversight Committee has appointed Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending December 31, 2008. The Committee believes that stockholder ratification of this matter is important considering the critical role the independent auditors play in maintaining the integrity of the Company's financial statements. If stockholders do not ratify the selection of Deloitte & Touche LLP, the Audit and Oversight Committee will reconsider the selection.

Deloitte & Touche LLP also served as the independent auditors for the Company for the last six fiscal years beginning with the fiscal year ended December 31, 2002.

Representatives of Deloitte & Touche LLP are expected to be present at the Meeting. They will have an opportunity to make a statement if they so desire and are expected to respond to appropriate questions that may be directed to them.

The appointment of Deloitte & Touche LLP as independent auditors for 2008 will be ratified if the number of votes cast in favor of the proposal exceeds the number of votes cast against the proposal. Accordingly, presuming a quorum is present, abstentions and broker non-votes will have no effect on the outcome of this proposal.

The Board of Directors recommends that you vote "FOR"
the ratification of Deloitte & Touche LLP as independent auditors for 2008.

INDEPENDENT AUDITORS' FEES AND SERVICES

Pre-Approval Policy. The Audit and Oversight Committee has a formal policy delineating its responsibilities for reviewing and approving, in advance, all audit, audit-related, tax and other services of the independent auditors. The Committee is committed to ensuring the independence of the auditors, both in appearance as well as in fact.

Under the pre-approval policy, before engagement of the independent auditors for the next year's audit, the independent auditors will submit a description of services anticipated to be rendered for the Committee to approve. Annual pre-approval will be deemed effective for a period of twelve months from the date of pre-approval, unless the Committee specifically provides for a different period. A fee level will be established for all permissible non-audit services. Any proposed non-audit services exceeding this level will require additional approval by the Committee.

The Audit and Oversight Committee delegated pre-approval authority to the Committee's Chair. The Committee Chair shall report any pre-approval decisions at the next scheduled Committee meeting. Under the pre-approval policy, the Committee shall not delegate to management its responsibilities to pre-approve services performed by the independent auditors.

Under the pre-approval policy, prohibited non-audit services are services prohibited by the Securities and Exchange Commission or by the Public Company Accounting Oversight Board to be performed by the Company's independent auditors. These services include bookkeeping or other services related to the accounting records or financial statements of the Company, financial information systems design and implementation, appraisal or valuation services, fairness opinions or contribution-in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources, broker-dealer, investment advisor or investment banking services, legal services and expert services unrelated to the audit, services provided for a contingent fee or commission and services related to planning, marketing or opining in favor of the tax treatment of a confidential transaction or an aggressive tax position transaction that was initially recommended, directly or indirectly, by the independent auditors. In addition, the Committee has determined that the independent auditors may not provide any services, including personal financial counseling and tax services, to any officer of the Company or member of the Audit and Oversight Committee or an immediate family member of these individuals, including spouses, spousal equivalents and dependents.

Fee Table. The following table shows the fees for professional audit services provided by Deloitte & Touche LLP for the audit of the annual financial statements of the Company and its subsidiaries for fiscal years 2007 and 2006 and fees for other services rendered during those periods. No fees were paid to Deloitte & Touche LLP pursuant to the "de minimus" exception to the pre-approval policy permitted under the Securities and Exchange Act of 1934, as amended.

	2007	2006
Audit Fees [(1)]	$1,528,432	$1,415,067
Audit-Related Fees [(2)]	44,400	--
Tax Fees [(3)]	634,739	--
All Other Fees [(4)]	4,325	2,800
Total	$2,211,896	$1,417,867

(1) *Audit Fees* consist of fees for professional services rendered in connection with the audits of (1) annual financial statements of the Company and its subsidiaries, and (2) the effectiveness of internal control over financial reporting. This category also includes reviews of financial statements included in Form 10-Q filings of the Company and its subsidiaries and services normally provided in connection with statutory and regulatory filings or engagements.

(2) *Audit-Related Fees* consist of fees for professional services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees." These services primarily include consultations regarding implementation of accounting standards.

(3) *Tax Fees* consist of fees for professional services rendered with respect to federal and state tax compliance and tax advice. During 2007, this included tax strategy consulting for the utilities. Deloitte & Touche LLP did not provide any tax strategy consulting in 2006.

(4) *All Other Fees* consist of costs for certain employees to attend accounting/tax seminars hosted by Deloitte & Touche LLP in 2007 and 2006.

CORPORATE GOVERNANCE – FREQUENTLY ASKED QUESTIONS

Does WEC have Corporate Governance Guidelines?	Yes, since 1996 the Board has maintained Corporate Governance Guidelines that provide a framework under which it conducts business. The Corporate Governance Committee reviews the Guidelines annually to ensure that the Board is providing effective governance over the affairs of the Company. The Guidelines are available in the "Governance" section of the Company's website at www.wisconsinenergy.com and are available in print to any stockholder who requests them in writing from the Corporate Secretary.
How are directors determined to be independent?	No director qualifies as independent unless the Board affirmatively determines that the director has no material relationship with the Company. The Corporate Governance Guidelines provide that the Board should consist of at least a two-thirds majority of independent directors.
What are the Board's standards of independence?	The guidelines the Board uses in determining director independence are located in Appendix A of the Corporate Governance Guidelines. These standards of independence, which are summarized below, include those established by the New York Stock Exchange as well as a series of standards that are more comprehensive than New York Stock Exchange requirements. A director will be considered independent by the Board if the director: • has not been an employee of the Company for the last five years; • has not received, in the past three years, more than $100,000 per year in direct compensation from the Company, other than director fees or deferred compensation for prior service; • has not been affiliated with or employed by a present or former internal or external auditor of the Company in the past three years; • has not been an executive officer, in the past three years, of another company where any of the Company's present executives at the same time serves or served on that other company's compensation committee; • in the past three years, has not been an employee of a company that makes payments to, or receives payments from, the Company for property or services in an amount which in any single fiscal year is the greater of $1 million or 2% of such other company's consolidated gross revenues; • has not received, in the past three years, remuneration, other than *de minimus* remuneration, as a result of services as, or being affiliated with an entity that serves as, an advisor, consultant, or legal counsel to the Company or to a member of the Company's senior management, or a significant supplier of the Company; • has no personal service contract(s) with the Company or any member of the Company's senior management; • is not an employee or officer with a not-for profit entity that receives 5% or more of its total annual charitable awards from the Company; • has not had any business relationship with the Company, in the past three years, for which the Company has been required to make disclosure under certain rules of the Securities and Exchange Commission; • is not employed by a public company at which an executive officer of the Company serves as a director; and • does not have any beneficial ownership interest of 5% or more in an entity that has received remuneration, other than *de minimus* remuneration, from the Company, its subsidiaries or affiliates. The Board also considers whether a director's immediate family members meet the above criteria, as well as whether a director has any relationships with WEC's affiliates for certain of the above criteria, when determining the director's independence. Any relationship between a director and the Company not meeting the above criteria is considered an immaterial relationship with the Company for purposes of determining independence.
Who are the independent directors?	The Board has affirmatively determined that Directors Ahearne, Bergstrom, Bowles, Chadwick, Cornog, Culver, Fischer, Payne and Stratton have no relationships within the Board's standards of independence noted above and otherwise have no material relationships with WEC and are independent. This represents 90% of the Board. Director Klappa is not independent due to his present employment with WEC.

What are the committees of the Board?	The Board of Directors has the following committees: Audit and Oversight, Compensation, Corporate Governance, Finance and Executive. All committees, except the Executive Committee, operate under a charter approved by the Board. A copy of each committee charter is posted in the "Governance" section of the Company's website at www.wisconsinenergy.com and is available in print to any stockholder who requests it in writing from the Corporate Secretary. The members and the responsibilities of each committee are listed later in this proxy statement under the heading "Committees of the Board of Directors."
Are the Audit and Oversight, Corporate Governance and Compensation Committees comprised solely of independent directors?	Yes, these committees are comprised solely of independent directors, as determined under New York Stock Exchange rules and the Board's Corporate Governance Guidelines. In addition, the Board has determined that each member of the Audit and Oversight Committee is independent under the rules of the New York Stock Exchange applicable to audit committee members. The Audit and Oversight Committee is a separately designated committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.
Do the non-management directors meet separately from management?	Yes, at every regularly scheduled Board meeting non-management (non-employee) directors have an opportunity to meet in executive session without any management present. All non-management directors are independent. The chair of the Corporate Governance Committee, currently Director Bowles, presides at these sessions.
How can interested parties contact the members of the Board?	Correspondence may be sent to the directors, including the non-management directors, in care of the Corporate Secretary, Susan H. Martin, at the Company's principal business office, 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201. All communication received as set forth above will be opened by the Corporate Secretary for the sole purpose of confirming the contents represent a message to the Company's directors. All communication, other than advertising, promotion of a product or service, or patently offensive material, will be forwarded promptly to the addressee.
Does the Company have a written code of ethics?	Yes, all WEC directors, executive officers and employees, including the principal executive, financial and accounting officers, have a responsibility to comply with WEC's Code of Business Conduct, to seek advice in doubtful situations and to report suspected violations. WEC's Code of Business Conduct addresses, among other things: conflicts of interest; confidentiality; fair dealing; protection and proper use of Company assets; and compliance with laws, rules and regulations (including insider trading laws). The Company has not provided any waiver to the Code for any director, executive officer or other employee. The Code of Business Conduct is posted in the "Governance" section of the Company's website at www.wisconsinenergy.com. It is also available in print to any stockholder upon request in writing to the Corporate Secretary. The Company has contracted with an independent call center for employees to confidentially report suspected violations of the Code or other concerns regarding accounting, internal accounting controls or auditing matters.
Does the Company have policies and procedures in place to review and approve related party transactions?	All employees of WEC, including executive officers and members of the Board, are required to comply with WEC's Code of Business Conduct. The Code addresses, among other things, what actions are required when potential conflicts of interest may arise, including those from related party transactions. Specifically, executive officers and members of the Board are required to obtain approval of the Audit and Oversight Committee chair (1) before obtaining any financial interest in or participating in any business relationship with any company, individual or concern doing business with WEC or any of its subsidiaries, (2) before participating in any joint venture, partnership or other business relationship with WEC or any of its subsidiaries, (3) before serving as an officer or member of the board of any substantial outside for-profit organization (except the Chief Executive Officer must obtain the approval of the full Board before doing so), and (4) before accepting a position with a substantial non-profit organization. In addition, WEC's Code of Business Conduct requires employees to notify the Compliance Officer of situations where family members are a supplier or significant customer of WEC or employed by one. To the extent the Compliance Officer deems it appropriate, she will consult with the Audit and Oversight Committee

chair in situations involving executive officers and members of the Board.

The relationship with FMR LLC, reported later in this proxy statement under "Certain Relationships and Related Transactions," did not require approval under the Code of Business Conduct, which applies only to WEC employees and directors and not to stockholders.

Does the Board evaluate CEO performance?	Yes, the Compensation Committee, on behalf of the Board, annually evaluates the performance of the CEO and reports the results to the Board. As part of this practice, the Compensation Committee requests that all non-employee directors provide their opinions to the Compensation Committee chair on the CEO's performance. The CEO is evaluated in a number of areas including leadership, vision, financial stewardship, strategy development, management development, effective communication with constituencies, demonstrated integrity and effective representation of the Company in community and industry affairs. The chair of the Compensation Committee shares the responses with the CEO. The process is also used by the Committee to determine appropriate compensation for the CEO. This procedure allows the Board to evaluate the CEO and to communicate the Board's expectations.
Does the Board evaluate its own performance?	Yes, the Board annually evaluates its own collective performance. Each director is asked to consider the performance of the Board on such things as: the establishment of appropriate corporate governance practices; providing appropriate oversight for key affairs of the Company (including its strategic plans, long-range goals, financial and operating performance and customer satisfaction initiatives); communicating the Board's expectations and concerns to the CEO; identifying threats and opportunities critical to the Company; and operating in a manner that ensures open communication, candid and constructive dialogue as well as critical questioning. The Corporate Governance Committee uses the results of this process as part of its annual review of the Corporate Governance Guidelines and to foster continuous improvement of the Board's activities.
Is Board committee performance evaluated?	Yes, each committee, except the Executive Committee, conducts an annual performance evaluation of its own activities and reports the results to the Board. The evaluation compares the performance of each committee with the requirements of its charter. The results of the annual evaluations are used by each committee to identify both its strengths and areas where its governance practices can be improved. Each committee may adjust its charter, with Board approval, based on the evaluation results.
Are all the members of the audit committee financially literate and does the committee have an "audit committee financial expert"?	Yes, the Board has determined that all of the members of the Audit and Oversight Committee are financially literate as required by New York Stock Exchange rules and qualify as audit committee financial experts within the meaning of Securities and Exchange Commission rules. Director Fischer serves on the audit committee of three other public companies. The Board determined that his service on these other audit committees will not impair Director Fischer's ability to effectively serve on the Audit and Oversight Committee. No other member of the Audit and Oversight Committee serves as an audit committee member of more than three public companies. For this purpose, the Company considers service on the audit committees of Wisconsin Energy Corporation and Wisconsin Electric Power Company to be service on the audit committee of one public company because of the commonality of the issues considered by those committees.
What are the principal processes and procedures used by the Compensation Committee to determine executive and director compensation?	One of the principal responsibilities of the Compensation Committee is to provide a competitive, performance-based executive and director compensation program. This includes: (1) determining and periodically reviewing the Committee's compensation philosophy; (2) determining and reviewing the compensation paid to executive officers (including base salaries, incentive compensation and benefits); (3) oversight of the compensation and benefits to be paid to other officers and key employees; and (4) establishing and administering the Chief Executive Officer compensation package. The Compensation Committee is also charged with administering the compensation package of WEC's non-employee directors. Although it has not chosen to do so, the Committee may delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee. The Chief Executive Officer, after reviewing compensation data compiled by Towers Perrin, a compensation consulting firm, and each executive officer's individual experience, performance, responsibility and contribution to the results of the Company's operations, makes compensation recommendations to the Committee for all executive officers other than himself. The Compensation Committee is free to make adjustments to such recommendations as it deems appropriate.

	Although the Compensation Committee relies on compensation data regarding general industry and the energy services industry compiled by Towers Perrin, Towers Perrin does not recommend the amount or form of executive and director compensation. WEC engaged Towers Perrin to provide a variety of compensation-related services, one of which is to provide the compensation data. Towers Perrin was not engaged directly by the Compensation Committee. However, the Committee has unrestricted access to Towers Perrin and may retain its own compensation consultant at its discretion. For more information regarding our executive compensation processes and procedures, please refer to the "Compensation Discussion and Analysis" later in this proxy statement.
Does the Board have a nominating committee?	Yes, the Corporate Governance Committee is responsible for, among other things, identifying and evaluating director nominees. The chair of the Committee coordinates this effort. The Board has determined that all members of the Corporate Governance Committee are independent under New York Stock Exchange rules applicable to nominating committee members.
What is the process used to identify director nominees and how do I recommend a nominee to the Corporate Governance Committee?	Candidates for director nomination may be proposed by stockholders, the Corporate Governance Committee and other members of the Board. The Committee may pay a third party to identify qualified candidates; however, no such firm was engaged with respect to the nominees listed in this proxy statement. No stockholder nominations or recommendations for director candidates were received. Stockholders wishing to propose director candidates for consideration and recommendation by the Corporate Governance Committee for election at the 2009 Annual Meeting of Stockholders must submit the candidates' names and qualifications to the Corporate Governance Committee no later than November 1, 2008, via the Corporate Secretary, Susan H. Martin, at the Company's principal business office, 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201.
What are the criteria and process used to evaluate director nominees?	The Corporate Governance Committee has not established minimum qualifications for director nominees; however, the criteria for evaluating all candidates, which are reviewed annually, include characteristics such as: proven integrity, mature and independent judgment, vision and imagination, ability to objectively appraise problems, ability to evaluate strategic options and risks, sound business experience and acumen, relevant technological, political, economic or social/cultural expertise, social consciousness, achievement of prominence in career, familiarity with national and international issues affecting the Company's businesses and contribution to the Board's desired diversity and balance. In evaluating director candidates, the Corporate Governance Committee reviews potential conflicts of interest, including interlocking directorships and substantial business, civic and/or social relationships with other members of the Board that could impair the prospective Board member's ability to act independently from the other Board members and management. The Bylaws state that directors shall be stockholders of WEC. Once a person has been identified by the Corporate Governance Committee as a potential candidate, the Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Committee determines that the candidate warrants further consideration, the chair or another member of the Committee contacts the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Committee requests information from the candidate, reviews the person's accomplishments and qualifications and conducts one or more interviews with the candidate. In certain instances, Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons who may have greater firsthand knowledge of the candidate's accomplishments. The Committee evaluates all candidates, including those proposed by stockholders, using the criteria and process described above. The process is designed to provide the Board with a diversity of experience to allow it to effectively meet the many challenges WEC faces in today's changing business environment.

What is the deadline for stockholders to submit proposals for the 2009 Annual Meeting of Stockholders?	Stockholders who intend to have a proposal considered for inclusion in the Company's proxy materials for presentation at the 2009 Annual Meeting of Stockholders must submit the proposal to the Company no later than November 20, 2008. Stockholders who intend to present a proposal at the 2009 Annual Meeting of Stockholders without inclusion of such proposal in the Company's proxy materials, or who propose to nominate a person for election as a director at the 2009 Annual Meeting, are required to provide notice of such proposal or nomination, containing the information required by the Company's Bylaws, to the Company at least 70 days and not more than 100 days prior to the scheduled date of the 2009 Annual Meeting of Stockholders. Correspondence in this regard should be directed to the Corporate Secretary, Susan H. Martin, at the Company's principal business office, 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201.
What is WEC's policy regarding director attendance at annual meetings?	All directors are expected to attend the Company's annual meetings of stockholders. All current directors attended the 2007 Annual Meeting.
Where can I find more information about WEC corporate governance?	The Company's website, www.wisconsinenergy.com, contains information on the Company's governance activities. The site includes the Code of Business Conduct, Corporate Governance Guidelines, Board committee charters and other useful information. As policies are continually evolving, the Company encourages you to visit the website periodically. Copies of these documents may also be requested in writing from the Corporate Secretary.

COMMITTEES OF THE BOARD OF DIRECTORS

Members	Principal Responsibilities; Meetings
Audit and Oversight Thomas J. Fischer, Chair John F. Bergstrom Barbara L. Bowles Robert A. Cornog	• Oversee the integrity of the financial statements. • Oversee management compliance with legal and regulatory requirements. • Review, approve and evaluate the independent auditors' services. • Oversee the performance of the internal audit function and independent auditors. • Prepare the report required by the SEC for inclusion in the proxy statement. • Establish procedures for the submission of complaints and concerns regarding WEC's accounting or auditing matters. • The Committee conducted six meetings in 2007.
Compensation John F. Bergstrom, Chair John F. Ahearne Ulice Payne, Jr. Frederick P. Stratton, Jr.	• Identify through succession planning potential executive officers. • Provide a competitive, performance-based executive and director compensation program. • Set goals for the CEO, annually evaluate the CEO's performance against such goals and determine compensation adjustments based on whether these goals have been achieved. • The Committee conducted six meetings in 2007, including one joint meeting with the Corporate Governance Committee, and executed two signed, written unanimous consents.
Corporate Governance Barbara L. Bowles, Chair Robert A. Cornog Curt S. Culver Frederick P. Stratton, Jr.	• Establish and review the Corporate Governance Guidelines to ensure the Board is effectively performing its fiduciary responsibilities to stockholders. • Identify and recommend candidates to be named as nominees of the Board for election as directors. • Lead the Board in its annual review of the Board's performance. • The Committee conducted three meetings in 2007, including one joint meeting with the Compensation Committee.
Finance Curt S. Culver, Chair Patricia W. Chadwick Ulice Payne, Jr. Frederick P. Stratton, Jr.	• Review and monitor the Company's current and long-range financial policies and strategies, including its capital structure and dividend policy. • Authorize the issuance of corporate debt within limits set by the Board. • Discuss policies with respect to risk assessment and risk management. • Review, approve and monitor the Company's capital and operating budgets. • The Committee conducted three meetings in 2007.

The Board also has an Executive Committee which may exercise all powers vested in the Board except action regarding dividends or other distributions to stockholders, filling Board vacancies and other powers which by law may not be delegated to a committee or actions reserved for a committee comprised of independent directors. The members of the Executive Committee are Gale E. Klappa (Chair), John F. Bergstrom, Barbara L. Bowles, Robert A. Cornog and Frederick P. Stratton, Jr. The Executive Committee did not meet in 2007.

Director Ahearne is currently the Company's Lead Nuclear Director. However, as Director Ahearne is not standing for re-election at the Meeting, and we sold Point Beach Nuclear Plant in September 2007, the Company will not retain this position after the Meeting.

In addition to the number of committee meetings listed in the preceding table, the Board met six times in 2007 and executed three signed, written unanimous consents. The average meeting attendance during the year was 97%. No director attended fewer than 88% of the total number of meetings of the Board and Board committees on which he or she served.

AUDIT AND OVERSIGHT COMMITTEE REPORT

The Audit and Oversight Committee, which is comprised solely of independent directors, oversees the integrity of the financial reporting process on behalf of the Board of Directors of Wisconsin Energy Corporation. In addition, the Committee oversees compliance with legal and regulatory requirements. The Committee operates under a written charter approved by the Board of Directors, which can be found in the "Governance" section of the Company's website at www.wisconsinenergy.com.

The Committee is also responsible for the appointment, compensation, retention and oversight of the Company's independent auditors, as well as the oversight of the Company's internal audit function. The Committee selected Deloitte & Touche LLP to remain as the Company's independent auditors for 2008, subject to stockholder ratification.

Management is responsible for the Company's financial reporting process, the preparation of consolidated financial statements in accordance with generally accepted accounting principles and the system of internal controls and procedures designed to provide reasonable assurance regarding compliance with accounting standards and applicable laws and regulations. The Company's independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon.

The Committee held six meetings during 2007. Meetings are designed to facilitate and encourage open communication among the members of the Committee, management, the internal auditors and the Company's independent auditors, Deloitte & Touche LLP. During these meetings, we reviewed and discussed with management, among other items, the Company's unaudited quarterly and audited annual financial statements and the system of internal controls designed to provide reasonable assurance regarding compliance with accounting standards and applicable laws. We reviewed the financial statements and the system of internal controls with the Company's independent auditors, both with and without management present, and we discussed with Deloitte & Touche LLP matters required by Statement on Auditing Standards No. 114, as adopted by the Public Company Accounting Oversight Board in Rule 3200T, relating to communications with audit committees, including the quality of the Company's accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

In addition, we received the written disclosures and the letter relative to the auditors' independence from Deloitte & Touche LLP, as required by Independence Standards Board Standard No. 1, as adopted by the Public Company Accounting Oversight Board in Rule 3600T. The Committee discussed with Deloitte & Touche LLP its independence and also considered the compatibility of non-audit services provided by Deloitte & Touche LLP with maintaining its independence.

Based on these reviews and discussions, the Audit and Oversight Committee recommended to the Board of Directors that the audited financial statements be included in Wisconsin Energy Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and filed with the Securities and Exchange Commission.

Respectfully submitted to Wisconsin Energy Corporation stockholders by the Audit and Oversight Committee of the Board of Directors.

Thomas J. Fischer, Committee Chair
John F. Bergstrom
Barbara L. Bowles
Robert A. Cornog

COMPENSATION DISCUSSION AND ANALYSIS

General Overview. The primary objective of our executive compensation program is to provide a competitive, performance-based plan that enables the Company to attract and retain key individuals and to motivate them to achieve both the Company's long-term and short-term goals. Our program has been designed to provide a level of compensation that is strongly dependent upon the achievement of goals that are aligned with the interests of our stockholders and customers. As a result, a substantial portion of pay is at risk.

The following discussion provides an overview and analysis of our executive compensation program, including the role of the Compensation Committee of our Board of Directors, the elements of our executive compensation program, the purposes and objectives of these elements and the manner in which we established the compensation of our executive officers for fiscal year 2007.

References to "we", "us", "our" and "WEC" in this discussion and analysis mean Wisconsin Energy Corporation and its management, as applicable.

Compensation Committee. The Compensation Committee of our Board of Directors is responsible for making decisions regarding compensation for executive officers of WEC and its principal subsidiaries and for developing our executive compensation philosophy. The assessment of the Chief Executive Officer's performance and determination of the CEO's compensation are among the principal responsibilities of the Compensation Committee. The Compensation Committee also approves the compensation of each of our other executive officers and recommends the compensation of our Board of Directors, with input from the Corporate Governance Committee, for approval by the Board. In addition, the Compensation Committee administers our long-term incentive compensation programs, including the 1993 Omnibus Stock Incentive Plan, as amended, and the WEC Performance Unit Plan, as amended, which are discussed further below.

The Compensation Committee is comprised solely of directors who are "independent directors" under our corporate governance guidelines and the rules of the New York Stock Exchange. No member of the Compensation Committee is a current or former employee of WEC or its subsidiaries.

Elements of WEC's Executive Compensation Program. The principal goal of the Compensation Committee is to provide an executive compensation program that is competitive with programs of comparable employers, aligns management's incentives with the short-term and long-term interests of our stockholders and encourages the retention of top performers. To achieve this goal, we compensate executives through a mix of compensation elements that include:

- annual base salary;
- annual cash incentive compensation (based principally on earnings and cash flow performance);
- long-term incentive compensation through a mix of: (1) stock options; (2) performance units; and (3) dividends on the performance units;
- retirement programs; and
- other employee benefit programs, including executive perquisites.

In addition, under our compensation program, each executive officer is entitled to severance compensation if his or her employment is terminated in connection with a change in control of WEC.

A more detailed discussion of each of these elements is set forth below. Except as described in this Compensation Discussion and Analysis, we do not have any particular policies with respect to the allocation of cash versus non-cash compensation or short-term versus long-term incentive compensation.

Competitive Data. As a general matter, we believe the labor market for WEC executive officers is consistent with that of general industry. Although we recognize our business has become less diversified and more focused on the energy services industry as we have divested non-core assets, our goal is to have an executive compensation program that will allow us to be competitive in recruiting the most qualified candidates to serve as executive officers of the Company, including individuals who may be employed outside of the energy services industry. Further, in order to retain top performing executive officers, we believe our compensation practices must be competitive with those of general industry.

In order to confirm that our annual executive compensation is competitive with the market, we consider market data obtained from Towers Perrin, a compensation consulting firm retained by management. For 2007, Towers Perrin provided us with compensation data from its 2007 Executive Compensation Data Bank, which contains information obtained from approximately 950 companies of varying sizes in a wide range of businesses throughout general industry, including information from approximately 94 companies within the "energy services" industry (i.e., companies with regulated and/or unregulated utility operations and independent power producers).

The extent to which we consider this market data in establishing individual elements of compensation is described in more detail below. For Messrs. Klappa, Leverett and Fleming, the term "market median" means the median level for an executive officer serving in a comparable position in a comparably sized company (revenues of S3 billion to $6 billion) in general industry based on our analysis of the Towers Perrin survey data. With respect to Mr. Kuester, given the nature of his position as principal executive officer of our electric utility generation operations, we consider the average of (1) the median level for an individual serving as the top generation officer of a company comparable in size to We Energies (revenues of $3 billion to $6 billion) in the energy services industry and (2) the median level for the chief executive officer in general industry in a business comparable in size to the generation operations of Wisconsin Energy. With respect to Ms. Rappé, given the scope of her responsibilities as Chief Administrative Officer of the Company, we consider the average of (1) the median level for an individual serving as the top administrative officer of a company comparable in size to We Energies in the energy services industry and (2) the median level for the top administrative officer in general industry in a business comparable in size to Wisconsin Energy.

Retirement of Named Executive Officer. Mr. Salustro retired effective February 28, 2007, and is only included in the compensation tables that follow because his total compensation, excluding change in pension value and nonqualified deferred compensation earnings, was greater than Mr. Fleming's and Ms. Rappé's total compensation calculated on the same basis as a result of the value of Mr. Salustro's accelerated options under SFAS 123R. Due to Mr. Salustro's retirement, we do not believe an analysis of his compensation is material to our investors, and therefore, did not include such a discussion in this Compensation Discussion and Analysis.

Annual Base Salary. The annual base salary component of our executive compensation program provides each executive officer with a fixed level of annual cash compensation. We believe that providing a base level of annual cash compensation through a base salary is an established market practice and is a necessary component of a competitive overall executive compensation program.

In determining the annual base salaries to be paid to our named executive officers for 2007, we targeted base salaries to be within 10% of the market median for each named executive officer. Actual salary determinations were made taking into consideration factors such as the relative levels of individual experience, performance, responsibility and contribution to the results of the Company's operations.

With respect to Mr. Klappa, based on the factors described above and the results of the Board's annual CEO evaluation, the Compensation Committee approved an annual base salary of $1,075,356 for 2007, which represented an increase of approximately 7.0% from 2006. The Committee determined Mr. Klappa's increase was appropriate in recognition of his demonstrated leadership abilities and the Company's results in 2006. This annual base salary was within 10% of the market median for general industry.

With respect to each other named executive officer, Mr. Klappa recommended an annual base salary to the Compensation Committee based on a review of market compensation data and the factors described above. The Compensation Committee approved Mr. Klappa's recommendations, which represented an increase in base salary of approximately (i) 7.0% for Messrs. Leverett and Kuester, (ii) 5.0% for Mr. Fleming and (iii) 4.5% for Ms. Rappé over 2006 levels. Mr. Klappa based his recommendations on their pay relative to the comparative data provided by Towers Perrin and each individual's contributions to the overall results of the Company. The annual base salaries of Messrs. Kuester and Fleming, and Ms. Rappé, were within 10% of the appropriate market median. The annual base salary for Mr. Leverett was more than 10% above the market median for general industry. We believe that Mr. Leverett's responsibilities and contributions vary widely from those of his counterparts within general industry, and thus, additional compensation is warranted. In recognition of his significant responsibilities and contributions to the strategic direction of the Company beyond those of a typical principal financial officer, the Compensation Committee approved a higher level of base salary for Mr. Leverett.

Annual Cash Incentive Compensation. We provide annual cash incentive compensation through our Short-Term Performance Plan (STPP). The STPP provides for annual cash awards to named executive officers based upon the achievement of pre-established stockholder, customer and employee focused objectives. All payments under the plan are at risk. Payments are made only if performance goals are achieved, and awards may be less or greater than targeted amounts based on actual performance. Annual bonuses under the STPP are intended to reward achievement of short-term goals that contribute to stockholder value, as well as individual contributions to successful operations.

2007 Target Awards. Each year, the Compensation Committee approves a target level of compensation under the STPP for each of our named executive officers. This target level of compensation is expressed as a percentage of base salary. Each of Messrs. Klappa, Leverett and Kuester, and Ms. Rappé, has an employment agreement with WEC that specifies a minimum target level of compensation under the STPP based on a percentage of such executive officer's annual base salary. The target levels contained in the employment agreements were negotiated and, we believe, consistent with market practice at the time the agreements were entered into. Based upon our annual review of these target levels in 2007, we believe they continue to be supported by market data. Under the terms of these employment agreements, the target award may not be adjusted below these minimum levels unless the Board of Directors or Compensation Committee takes action resulting in the lowering of target awards for the entire senior executive group. Mr. Fleming's employment agreement provides for a target level of compensation under the STPP equal to 70% of his annual base salary.

For 2007, the Compensation Committee approved the following target awards under the STPP for each named executive officer:

Executive Officer	Target STPP Award as a Percentage of Base Salary
Mr. Klappa	100%
Mr. Leverett	80%
Mr. Kuester	80%
Mr. Fleming	70%
Ms. Rappé	60%

For 2007, the possible payout for any named executive officer ranged from 0% of the target award to 210% of the target award, based on our performance.

2007 Performance Goals. The Compensation Committee adopted the 2007 STPP with a continued principal focus on financial results. In December 2006, the Compensation Committee approved the two primary performance measures to be used in 2007: (1) earnings per share from ongoing operations (75% weight); and (2) cash flow (25% weight). We believe these measures are key indicators of financial strength and performance and are recognized as such by the investment community. In January 2007, the Compensation Committee approved threshold level, target level, above target level and maximum payout level performance goals for each of these performance measures under the STPP. If the threshold level, target level, above target level or maximum payout level performance goal was achieved for both performance measures, officers participating in the STPP could receive 50%, 100%, 125% or 200%, respectively, of the target award.

In December 2006 and January 2007, the Compensation Committee also approved the operational performance measures of, and targets for, customer satisfaction, supplier and workforce diversity and safety. Although the Committee believes that achievement of financial performance goals are necessary, it also recognizes the importance of strong operational results to the success of the Company.

The target levels for 2007 cash flow were originally established in January 2007 assuming we would own Point Beach Nuclear Plant for the full year. When the Compensation Committee established the 2007 target levels, it assumed we would own Point Beach for a full year due to the level of uncertainty surrounding (1) our ability to obtain the regulatory approvals required to consummate the sale and (2) the timing of the sale. The Committee recognized that the target levels would need to be revised if the sale of Point Beach occurred prior to the end of 2007, but determined it was more appropriate to know the actual date of closing and adjust the target levels accordingly rather than speculate as to such timing. As previously reported, we sold Point Beach effective September 28, 2007.

In October 2007, the Compensation Committee determined that no adjustment to the earnings per share target levels was necessary as a result of the sale of Point Beach, but the Committee did decide to adjust the cash flow target levels. However, the Committee delayed making any adjustments until additional information regarding the impact of the Point Beach sale was available.

In December 2007, based upon the effect the sale of Point Beach was projected to have on our cash used in investing activities and cash provided by operating activities during the fourth quarter, the Committee increased the threshold level, target level, above target level and maximum payout level performance goals for cash flow by $26.6 million. The earnings per share from ongoing operations goals for 2007 were a threshold level goal of $2.61 per share, a target level goal of $2.66 per share, an above target level goal of $2.68 and a maximum payout level goal of $2.74 per share. The performance goals for cash flow, as adjusted in December 2007, were set at a threshold level goal of ($976.8) million, a target level goal of ($937.4) million, an above target level goal of ($917.7) million and a maximum payout level goal of ($858.7) million. Also in December, the Compensation Committee recognized that actual cash flow results would need to be adjusted for the following factors related to the sale of Point Beach:

- Cash proceeds from the sale and associated tax payments;
- Transaction costs incurred in 2007;
- Transfer of nuclear decommissioning funds to the buyer;
- Taxes associated with the dissolution of the nuclear decommissioning trusts, as well as any cash received upon dissolution; and
- Refunds to customers of the proceeds received from the sale.

Actual adjustments could not be made in December 2007 as we had not yet received the Public Service Commission of Wisconsin order regarding the use of the proceeds received from the sale.

The Compensation Committee established the target levels for earnings per share based upon expected earnings growth in 2007 in the utility industry. For example, the target level performance goal was set to approximate the median level of expected earnings growth in the utility industry while the maximum payout level goal would only be earned if the Company's actual earnings per share growth in 2007 exceeded the 90th percentile of expected earnings growth in the utility industry. The Committee projected our 2007 earnings growth off of our year-end earnings per share from continuing operations in 2006. The Committee then established cash flow target levels to correspond to the budget necessary to achieve the same levels of earnings per share performance (i.e., the 100% cash flow target corresponds to the budget necessary to achieve the 100% earnings per share target).

In January 2007, the Compensation Committee also approved operational goals under the annual incentive plan. Annual incentive awards could be increased or decreased by up to 10% of the target award based upon the Company's performance in the operational areas of customer satisfaction (5% weight), supplier and workforce diversity (2.5%) and safety (2.5%).

In addition to applying these financial and operational factors, the Compensation Committee retains the right to exercise discretion in adjusting awards under the STPP when it is deemed appropriate.

2007 Performance Under the STPP. In January 2008, the Compensation Committee reviewed our actual performance for 2007 against the financial and operational performance goals established under the STPP, subject to final audit. In 2007, the Company's financial performance substantially exceeded the target level goals and satisfied the maximum payout level goals established for both earnings per share from ongoing operations and cash flow. In 2007, our earnings per share from ongoing operations were $2.84 per share and our cash flow was ($688.8) million. Cash flow is measured by subtracting cash used in investing activities from cash provided by operating activities, excluding the items discussed above related to the sale of Point Beach. The Compensation Committee was able to approve the necessary adjustments to the cash flow results as proposed by management in January 2008 as we had received the order from the Public Service Commission of Wisconsin regarding the use of the Point Beach sale proceeds. Our cash flow measure is not a measure of financial performance under generally accepted accounting principles.

By satisfying the maximum payout level performance goals with respect to both earnings per share from ongoing operations and cash flow, officers participating in the STPP, including the named executive officers, earned 200% of the target award from the financial goal component of the STPP.

With respect to operational goals in 2007, our performance generated an additional 2.5% based on our performance in supplier and workforce diversity. In 2007, the Company's performance exceeded targeted levels with respect to both measures. The Company also achieved target level performance with respect to customer satisfaction but did not achieve the levels necessary to further increase the STPP award for 2007. The Compensation Committee measured customer satisfaction levels based on the results of surveys that an independent third party conducted of customers who had direct contact with the Company during the year, which measured (1) our customers' satisfaction with the Company in general and (2) our customers' satisfaction with respect to their particular contacts with the Company. With respect to safety measures, although the Company exceeded the target level for lost-time injuries, it did not meet the target level for Occupational Safety and Health Administration (OSHA) recordable injuries, resulting in a neutral impact on the STPP award.

Based on the Company's performance against the financial and operational goals established by the Compensation Committee, Mr. Klappa received annual incentive cash compensation under the STPP of $2,177,596 for 2007. This represented 202.5% of his annual base salary. Messrs. Leverett, Kuester and Fleming, and Ms. Rappé, received annual cash incentive compensation for 2007 under the STPP equal to 162%, 162%, 141.8% and 121.5% of their respective annual base salaries, representing 202.5% of the target award for each officer.

In view of the discretionary component of the annual cash incentive plan, the Compensation Committee also considered other significant accomplishments of the Company in 2007. These accomplishments included:

- Strong financial performance
  - Record earnings from continuing operations of $2.84 per share of WEC common stock.
  - An 8.7% increase in the dividend.
  - Debt to total capital ratio of 55.3% at year-end 2007, attributing 50% common equity treatment to our 2007 Series A Junior Subordinated Notes, which we believe is similar to the treatment given by the rating agencies. The year-end debt to total capital ratio was significantly better than our target of 61.5%.
  - WEC common stock traded at an all time high of $50.48 per share on December 21, 2007.
- Significant achievements with respect to our Point Beach nuclear facility
  - Completed the sale of Point Beach for the highest price per kilowatt of capacity ever achieved for the full sale of a nuclear plant in the U.S.
  - Allowed to recover all of our transaction and transition costs by the Public Service Commission of Wisconsin, subject to audit.

- Continued progress in *Power the Future* strategic plan
  - Continued to progress on time and on budget with major construction projects at Oak Creek and Port Washington.
  - Made significant progress with the construction of the Blue Sky Green Field wind project.

- Operational excellence
  - Named most reliable utility in the Midwest for the fifth time in the last six years by P.A. Consulting.
  - Major improvements in customer satisfaction based on customer surveys.
  - Produced a record amount of electricity at our Presque Isle Power Plant, the most in the plant's operating history of more than 50 years.
  - Completed a $257 million environmental upgrade at Pleasant Prairie Power Plant on time and under budget.
  - Improved employee safety in 2007, with a 22% reduction in lost-time accidents and a nearly 6% reduction in OSHA recordable injuries.

- Leadership and excellence in corporate governance as evidenced by continued receipt during 2007 of a rating of "10", the highest possible score, from GovernanceMetrics International (only one of three U.S. companies to consistently earn a "10" for governance practices).

- Completed 2007 with our retail electric rates ranking 4% below the national average.

In view of the financial and operational accomplishments and the accomplishments listed above, the Compensation Committee determined that the awards under the STPP were appropriate in relation to our 2007 performance without any further adjustment.

Long-Term Incentive Compensation. The Compensation Committee administers our 1993 Omnibus Stock Incentive Plan, as amended, which is a stockholder approved, long-term incentive plan designed to link the interests of our executives and other key employees to creating long-term stockholder value. It allows for various types of awards tied to the performance of our common stock, including stock options, stock appreciation rights, restricted stock and performance shares. In 2005, the Compensation Committee approved the Wisconsin Energy Corporation Performance Unit Plan, under which the Compensation Committee may award performance units. The Compensation Committee primarily uses (1) stock options and (2) performance units to deliver long-term incentive opportunities.

Each year, the Compensation Committee makes annual stock option grants as part of our long-term incentive program. These stock options have an exercise price equal to the fair market value of our common stock on the date of grant and expire on the 10th anniversary of the grant date. Since management benefits from a stock option award only to the extent our stock price appreciates above the exercise price of the stock option, stock options align the interests of management with those of our stockholders in attaining long-term stock price appreciation.

The Compensation Committee also makes annual grants of "performance units" under the Performance Unit Plan. The performance units are designed to provide an additional form of long-term incentive compensation that more closely aligns the interests of management with those of a typical utility stockholder who is focused not only on stock price appreciation but also on receiving dividend payments. Under the terms of the performance units, payouts are based on the Company's level of "total stockholder return" (stock price appreciation plus dividends) in comparison to a peer group of companies over a three-year performance period. In addition, each holder of performance units receives a cash dividend when WEC declares a dividend on its common stock in an amount equal to the number of performance units granted to the holder at the target 100% rate multiplied by the amount of the dividend paid on a share of our common stock. The performance units are settled in cash.

Aggregate 2007 Long-Term Incentive Awards. In establishing the target value of long-term incentive awards for each named executive officer in 2007, we analyzed the market compensation data included in the Towers Perrin survey. For Messrs. Klappa and Fleming, and Ms. Rappé, we determined the ratio of (1) the market median value of long-term incentive compensation to (2) the market median level of annual base salary, and multiplied each annual base salary by the applicable market ratio to determine the value of long-term incentive awards to be granted. For Messrs. Leverett and Kuester, we used the average of the results obtained for each to develop a uniform target level of long-term incentive compensation that applied to each officer. We used a different method to establish the amount of long-term incentive awards granted to Messrs. Leverett and Kuester as we wanted to establish parity in long-term incentive opportunity between the heads of the financial and key operational areas of the Company because of the critical role each plays in executing the Company's long-term strategy. This target value of long-term incentive compensation for each named executive officer was presented to and approved by the Compensation Committee.

In 2007, the Compensation Committee approved a stock option grant designed to represent approximately two-thirds of the value of the long-term incentive award and a performance unit grant designed to represent approximately one-third of the value of the long-term incentive award. When the Compensation Committee initially implemented performance awards in 2004, the Compensation

Committee made 75% of the award option grants and 25% performance units. As the market continued to move away from stock options, we increased the size of the performance units as a component of our long-term incentive awards and decreased the relative size of stock option awards, and have continued to maintain this model.

2007 Stock Option Grants. In December 2006, the Compensation Committee approved the grant of stock options to each of our named executive officers and established an overall pool of options that were granted to approximately 130 other employees. These option grants were made effective January 3, 2007, the first trading day of 2007. The options were granted with an exercise price equal to the average of the high and low prices reported on the New York Stock Exchange for shares of WEC common stock on the January 3, 2007 grant date. The options were granted in accordance with our standard practice of making annual stock option grants in January of each year, and the timing of the grants was not tied to the timing of any release of material non-public information. These stock options have a term of 10 years and vest 100% on the third anniversary of the date of grant. The vesting of the stock options may be accelerated in connection with a change in control or an executive officer's termination of employment. See "Potential Payments upon Termination or Change in Control" under "Executive Officers' Compensation" for additional information.

For purposes of determining the appropriate number of options to grant to a particular named executive officer, the value of an option was determined based on the Black-Scholes option pricing model. We use the Black-Scholes option pricing model for purposes of the compensation valuation primarily because the market information we review from Towers Perrin calculates the value of option awards on this basis. The following table provides the number of options granted to each named executive officer.

Executive Officer	Options Granted
Mr. Klappa	271,000
Mr. Leverett	129,000
Mr. Kuester	129,000
Mr. Fleming	61,500
Ms. Rappé	48,500

For financial reporting purposes under SFAS 123R, the stock options granted to the above named executive officers in 2007 had a grant date fair value of $9.12 per option.

2007 Performance Units. In 2007, the Compensation Committee granted performance units to each of our named executive officers and approved a pool of performance units that were granted to approximately 130 other employees. With respect to the 2007 performance units, the amount of the benefit that ultimately vests will be dependent upon the Company's total stockholder return over a three-year period ending December 31, 2009, as compared to the total stockholder return of a custom peer group of companies described below. Total stockholder return is the calculation of total return (stock price appreciation plus reinvestment of dividends) based upon an initial investment of $100 and subsequent $100 investments at the end of each quarter during the three-year performance period.

Upon vesting, the performance units will be settled in cash in an amount determined by multiplying the number of performance units that have vested by the closing price of the Company's common stock on the last trading day of the performance period.

The peer group used for purposes of the performance units is comprised of: Allegheny Energy, Inc.; Alliant Energy Corporation; Ameren Corporation; American Electric Power Company, Inc.; Avista Corporation; Consolidated Edison, Inc.; DTE Energy Company; Duke Energy Corp.; Energy East Corporation; Entergy Corporation; Exelon Corporation; FirstEnergy Corp.; FPL Group, Inc.; NiSource Inc.; Northeast Utilities; Nstar; OGE Energy Corp.; Pinnacle West Capital Corporation; Pepco Holdings, Inc.; Progress Energy Inc.; Public Service Enterprise Group Incorporated; Puget Energy, Inc.; SCANA Corporation; Sempra Energy; Sierra Pacific Resources; The Southern Company; Westar Energy, Inc.; Wisconsin Energy Corporation; WPS Resources Corporation (now known as Integrys Energy Group, Inc.); and Xcel Energy Inc. This peer group was chosen at the time of grant because we believed that, at that time, these companies were similar to WEC in terms of business model and long-term strategies.

Beginning in 2008 with the grant of performance units on January 2, 2008, we have recomprised the custom peer group to remove Entergy Corporation, Exelon Corporation, FPL Group, Inc. and Public Service Enterprise Group Incorporated as these companies have significantly increased (or publicly announced that they intend to significantly increase) their revenue from non-regulated operations, which is not consistent with our business model and long-term strategy. In addition, we removed Energy East Corporation and Puget Energy, Inc. as both companies are in the process of being acquired by a foreign utility holding company and a private equity firm, respectively. We have added Portland General, Great Plains Energy and PG&E Corporation to our custom peer group. Subject to the discussion below under "2007 Payouts Under Previously Granted Long-Term Incentive Awards" regarding Puget Energy, our total stockholder return is currently compared to the total stockholder return of the peer group of companies identified above for grants of performance units prior to 2008.

The required performance percentile rank and the applicable vesting percentage are set forth in the chart below.

Performance Percentile Rank	Vesting Percent
< 25th Percentile	0%
25th Percentile	25%
Target (50th Percentile)	100%
75th Percentile	125%
90th Percentile	175%

If the Company's rank is between the benchmarks identified above, the vesting percentage will be determined by interpolating the appropriate vesting percentage. Unvested performance units generally are immediately forfeited upon a named executive officer's cessation of employment with WEC prior to completion of the three-year performance period. However, the performance units will vest immediately at the target 100% rate upon (1) the termination of the named executive officer's employment by reason of disability or death or (2) a change in control of WEC while the named executive officer is employed by WEC. In addition, a prorated number of performance units (based upon the target 100% rate) will vest upon the termination of employment of the named executive officer by reason of retirement prior to the end of the three-year performance period.

For purposes of determining the appropriate number of performance units to grant to a particular named executive officer, the value of a unit was determined based on an assumed approximate value of $46.325 per unit. The assumed approximate value was based on trading prices in November 2006, the time at which we were analyzing target compensation levels for 2007. The following table provides the number of units granted to each named executive officer at the 100% target level.

Executive Officer	Performance Units Granted
Mr. Klappa	27,000
Mr. Leverett	12,750
Mr. Kuester	12,750
Mr. Fleming	6,100
Ms. Rappé	4,800

For financial reporting purposes under SFAS 123R, the performance units granted to the above named executive officers in 2007 had a grant date fair value of $47.93 per unit.

2007 Payouts Under Previously Granted Long-Term Incentive Awards. In 2005, the Compensation Committee granted performance unit awards to participants in the plan, including the named executive officers (other than Mr. Fleming who was not an officer of the Company at the time). The terms of the performance units granted in 2005 were substantially similar to those of the performance units granted in 2007 described above. The required performance percentile ranks and related vesting schedule were identical to that of the 2007 units described above.

Payouts under the 2005 performance units were based on our total stockholder return for the three-year performance period ended December 31, 2007 against substantially the same group of peer companies used for the 2007 performance unit awards, except that Puget Energy, Inc. was excluded from the group. In light of Puget Energy's October 2007 announcement that it was entering into a merger agreement and the subsequent increase in its stock price related thereto, which we believe was not the result of ongoing operating performance, the Compensation Committee modified the peer group established for the 2005 performance unit grant to exclude Puget Energy. The Compensation Committee believes our total stockholder return should be compared to the total stockholder return of companies whose results are based on operating performance and not extraordinary events. Therefore, the Committee excluded Puget Energy even though such exclusion caused the payout under the 2005 performance unit grant to increase slightly.

For the three-year performance period ended December 31, 2007, our total stockholder return was at approximately the 54th percentile of the peer group (excluding Puget Energy), resulting in the performance units vesting at a level of 103.6%. If Puget Energy were included in the calculation, our total stockholder return would have been at approximately the 52nd percentile of the peer group, which would have resulted in the performance units vesting at a level of 101.7%. The actual payouts were determined by multiplying the number of vested performance units by the closing price of our common stock ($48.71) on December 31, 2007, the last trading day of the performance period. The actual payout to each named executive officer is reflected in the "Option Exercises and Stock Vested for Fiscal Year 2007" table below. This table also reflects amounts realized by any named executive officer in connection with the exercise in 2007 of any vested stock options and the amounts realized by any named executive officer in connection with the vesting of previously granted restricted stock. For information on other outstanding equity awards held by our named executive officers at December 31, 2007, please refer to the table entitled "Outstanding Equity Awards at Fiscal Year-End 2007" below.

Stock Ownership Guidelines. The Compensation Committee believes that an important adjunct to the long-term incentive program is significant stock ownership by officers who participate in the program, including the named executive officers. Accordingly, the Compensation Committee has implemented stock ownership guidelines for officers of the Company. These guidelines provide that each executive officer should, over time (generally within five years of appointment as an executive officer), acquire and hold Company common stock having a minimum fair market value ranging from 150% to 300% of base salary. In addition to certificated shares, holdings of each of the following are included in determining compliance with our stock ownership guidelines: restricted stock; WEC phantom stock units held in the Executive Deferred Compensation Plan; WEC stock held in the 401(k) plan; performance units at target; vested stock options; shares held in our dividend reinvestment plan; and shares held by a brokerage account, jointly with an immediate family member or in a trust.

Policy Regarding Hedging the Economic Risk of Stock Ownership. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a director, officer or employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director, officer or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as our other stockholders. Therefore, we have a policy under which directors, officers and employees are prohibited from engaging in any such transactions.

Analysis of Aggregate Salary, Annual Incentive and Long-Term Incentive Compensation. The discussion above describes the manner in which we determined the (1) annual base salary, (2) target level annual cash incentive compensation and (3) long-term incentive compensation awards for each named executive officer. As we developed preliminary target compensation levels for each of these elements of total compensation, we compared the aggregate amount of these elements to the market compensation data. The purpose of this review was to confirm that the aggregate targeted compensation did not deviate significantly from market medians.

Retirement Programs. We also maintain four different retirement plans in which our named executive officers participate: a defined benefit pension plan of the cash balance type, two supplemental executive retirement plans and individual letter agreements with each of the named executive officers. We believe our retirement plans are a valuable benefit in the attraction and retention of our employees, including our executive officers. We believe the value of ensuring long-term financial security for our employees, beyond their employment with the Company, is a valuable component of our overall compensation program, which will inspire increased loyalty and improved performance. For more information about our retirement plans, see "Pension Benefits at Fiscal Year-End 2007" and "Retirement Plans" later in this proxy statement.

Other Benefits, Including Perquisites. The Company provides its executive officers with employee benefits and a limited number of perquisites. Except as specifically noted elsewhere in this proxy statement, the employee benefits programs in which executive officers participate (which provide benefits such as medical benefits coverage, retirement benefits and annual contributions to a qualified savings plan) are generally the same programs offered to substantially all of the Company's salaried employees.

The perquisites made available to executive officers include the availability of financial planning, limited spousal travel and payment of the cost of a physical exam that is required annually. The Company also pays periodic dues and fees for certain club memberships for the named executive officers and other designated officers. In addition, executive officers receive tax gross-ups to reimburse the officer for certain tax liabilities. For a more detailed discussion of perquisites made available to our named executive officers, please refer to the notes following the Summary Compensation Table below.

We periodically review market data regarding executive perquisite practices. For 2007, we reviewed a survey conducted by The Ayco Company, L.P., a financial services firm ("AYCO"), of 272 companies throughout general industry. Based upon this review, we believe that the perquisites we provide to our executive officers are generally market competitive. We gross-up the financial planning benefits provided to our executives only if the executive uses the Company's identified preferred provider, AYCO. We believe the use of our preferred financial adviser provides administrative benefits and eases communication between Company personnel and the financial adviser. We pay periodic dues and fees for certain club memberships as we have found that the use of these facilities helps foster better customer relationships. However, we do not pay any additional expenses incurred for the personal use of these facilities. Although we do not permit personal use of the airplane in which the Company owns a partial interest, we do allow spousal travel if an executive's spouse is accompanying the executive on business travel and the airplane is not fully utilized by Company personnel. There is no incremental cost to the Company for this travel, other than the tax gross-ups, as the airplane cost is the same regardless of whether an executive's spouse travels.

In addition, each of our executive officers participates in a death benefit only plan. Under the terms of the plan, upon an executive officer's death a benefit is paid to his or her designated beneficiary in an amount equal to the after-tax value of three times the officer's base salary if the officer is employed by WEC at the time of death or the after-tax value of one times final base salary if death occurs post-retirement.

Severance Benefits and Change in Control. Competitive practices dictate that companies should provide reasonable severance benefits to employees. In addition, we believe it is important to provide protections to our executive officers in connection with a change in control of WEC. Our belief is that the interests of stockholders will be best served if the interests of our executive officers are aligned with them, and providing change in control benefits should eliminate, or at least reduce, the reluctance of management to pursue potential change in control transactions that may be in the best interests of stockholders.

Each of Messrs. Klappa, Leverett, Kuester and Fleming, and Ms. Rappé, has an employment agreement with the Company, which includes change in control and severance provisions. Under the terms of these agreements, the applicable named executive officer is entitled to certain benefits in the event of a termination of employment. In the event of a termination of employment (1) by us for any reason other than cause, death or disability in anticipation of or following a change in control, (2) by the applicable executive officer for good reason in connection with or in anticipation of a change in control or (3) by the applicable executive officer after completing one year of service following a change in control, each named executive officer is generally entitled to:

- A lump sum payment equal to three times: (1) the highest annual base salary in effect during the last three years and (2) the higher of the current year target bonus amount or the highest bonus paid in any of the last three years (except for Ms. Rappé, whose payment is based upon the current year target bonus amount);
- A lump sum payment assuming three years of additional credited service under the qualified and non-qualified retirement plans based upon the highest annual base salary in effect during the last three fiscal years and highest bonus amount;
- A lump sum payment equal to the value of three additional years of Company match in the 401(k) plan and the WEC Executive Deferred Compensation Plan;
- Continuation of health and certain other welfare benefit coverage for three years following termination of employment;
- Full vesting of stock options, restricted stock and performance units;
- Financial planning services and other benefits; and
- A gross-up payment should any payments trigger federal excise taxes.

In the absence of a change in control, if we terminate the employment of the applicable executive officer for any reason other than cause, death or disability, or the applicable executive officer terminates his or her employment for good reason, the payments to the applicable named executive officer will be the same as those described above, except that with respect to Messrs. Leverett, Kuester and Fleming, and Ms. Rappé, (1) the multiple for the lump sum payment in the first bullet point will be reduced to two, (2) the number of additional years of credited service for qualified and non-qualified retirement plans will be two, (3) the number of additional years of matching in the 401(k) plan and the Executive Deferred Compensation Plan will be two, and (4) health and certain other welfare benefits will continue for two years following termination of employment.

The amounts payable under these agreements are consistent with market standards as confirmed by an analysis of data provided by Towers Perrin in 2007. The Compensation Committee did not consider other compensation paid to our executive officers, or analyze the amount payable under these arrangements, when they approved the agreements upon each officer's commencement of employment with the Company.

In addition, our supplemental executive retirement plan provides that in the event of a change in control, each named executive officer will be entitled to a lump sum payment of amounts due under the plan without regard to whether such officer's employment has been terminated.

For a more detailed discussion of the benefits and tables that describe payouts under various termination scenarios, see "Potential Payments upon Termination or Change in Control" later in this proxy statement.

Impact of Prior Compensation. The Compensation Committee did not consider the amounts realized or realizable from prior incentive compensation awards in establishing the levels of short-term and long-term incentive compensation for 2007.

Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code limits the deductibility of certain executives' compensation that exceeds $1 million per year, unless the compensation is performance-based under Section 162(m) and is issued through a plan that has been approved by stockholders. Although the Compensation Committee takes into consideration the provisions of Section 162(m), maintaining tax deductibility is but one consideration among many in the design of the executive compensation program.

With respect to 2007 compensation for the named executive officers, the annual stock option grants under the 1993 Omnibus Stock Incentive Plan, as amended, have been structured to qualify as performance-based compensation under Section 162(m). Annual cash incentive awards under the STPP and performance units under the Performance Unit Plan do not qualify for tax deductibility under Section 162(m).

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation Committee

John F. Bergstrom, Committee Chair
John F. Ahearne
Ulice Payne, Jr.
Frederick P. Stratton, Jr.

EXECUTIVE OFFICERS' COMPENSATION

The following table summarizes total compensation awarded to, earned by or paid to WEC's Chief Executive Officer, Chief Financial Officer, each of WEC's other three most highly compensated executive officers and Mr. Salustro, who retired effective February 28, 2007 (the "named executive officers"), during 2007 and 2006.

Summary Compensation Table

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards [3] ($)	Option Awards [3] ($)	Non-Equity Incentive Plan Compensation [5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings [6] ($)	All Other Compensation [14][15] ($)	Total ($)
Gale E. Klappa Chairman of the Board, President and Chief Executive Officer of WEC, WE and WG	2007	1,075,356	--	1,338,713	2,246,334	2,177,596	4,700,118 [7]	223,749 [16]	11,761,866
	2006	1,005,000	--	1,392,112	1,422,493	2,060,250	1,838,928 [7]	209,828	7,928,611
Allen L. Leverett Executive Vice President and Chief Financial Officer of WEC, WE and WG	2007	576,000	--	610,603	913,011	933,120	197,018 [8]	84,733	3,314,485
	2006	538,200	--	767,686	520,850	882,648	-- [9]	79,542	2,788,926
Frederick D. Kuester Executive Vice President of WEC and WG; Executive Vice President and Chief Operating Officer of WE	2007	622,752	--	630,140	913,011	1,008,859	2,650,828 [10]	110,334	5,935,924
	2006	582,000	--	787,223	520,850	954,480	689,533 [10]	116,210	3,650,296
James C. Fleming Executive Vice President and General Counsel of WEC, WE and WG	2007	420,000	--	250,780	379,210	595,350	177,938 [11]	66,315	1,889,593
	2006	400,008	150,000	145,153	192,250	574,012	147,488 [11]	271,484	1,880,395
Kristine A. Rappé [1] Senior Vice President and Chief Administrative Officer of WEC, WE and WG	2007	376,752	--	288,896	476,379	457,753	438,017 [12]	61,188	2,098,985
Larry Salustro Executive Vice President of WEC, WE and WG	2007	70,812 [2]	--	202,941 [4]	1,731,867	114,716	-- [13]	109,119 [17]	2,229,455
	2006	424,872	--	823,758	520,850	518,344	575,196 [13]	115,895	2,978,915

(1) Ms. Rappé became a named executive officer in 2007 and, therefore, no information has been provided for 2006.

(2) Represents pro rata amount earned by Mr. Salustro prior to his retirement.

(3) For 2007, the amounts reported reflect the amounts recognized for financial statement reporting purposes during 2007 in our 2007 consolidated financial statements in accordance with SFAS 123R for stock option awards and performance unit awards made in 2005, 2006 and 2007 and various restricted stock grants that have not yet vested. For 2006, the amounts reported reflect the amounts recognized for financial statement reporting purposes during 2006 in our 2006 consolidated financial statements in accordance with SFAS 123R for stock option awards and performance unit awards made in 2005 and 2006, performance share awards made in 2004 and various restricted stock grants that had not yet vested. The expenses related to performance units/shares and restricted stock are reflected in column (e) above, and the expenses related to stock options are reflected in column (f) above. The actual value received by the executives from these awards may range from $0 to greater than the reported amounts recognized for financial statement reporting purposes, depending upon Company performance and the executive's number of additional years of service with the Company. In accordance with Item 402 of Regulation S-K, the amounts reported in the table above do not reflect the amount of estimated forfeitures related to service-based vesting conditions used for financial reporting purposes. In accordance with SFAS 123R, we made certain assumptions in our valuation of the stock options, the performance units/shares and the restricted stock for financial reporting purposes. See "Stock Options" in Note A -- Summary of Significant Accounting Policies and Note J -- Common Equity in the Notes to Consolidated Financial Statements in our 2007 Annual Report on Form 10-K and our 2006 Annual Report on Form 10-K for a description of these assumptions. For 2007, the

assumptions made in connection with the valuation of stock options are the same as described in Note A in our 2007 Annual Report, except that the expected life of the options is 4.6 years for Mr. Salustro and 6.5 years for the rest of the named executive officers. The change in the expected life of the options to 4.6 years for Mr. Salustro and 6.5 years for the rest of the named executive officers from 6.0 years, as set forth in Note A, resulted from Mr. Salustro being "retirement eligible" as of December 31, 2007, which none of the other named executive officers were, while the assumption described in Note A is a weighted average of all option holders. For 2006, the assumptions made in connection with the valuation of the stock options are the same as described in Note A in our 2006 Annual Report, except that the expected life of the options is 6.5 years. The change in the expected life of the options to 6.5 years from 6.3 years, as set forth in Note A, resulted from none of the named executive officers being "retirement eligible" as of December 31, 2006, whereas the assumption in Note A is a weighted average of all option holders, some of who were "retirement eligible."

The reported amounts for 2007 include expenses attributable to stock options and unvested stock awards granted in prior years, respectively, for each named executive officer as follows: Mr. Klappa – $1,422,494 and $900,323; Mr. Leverett – $520,851 and $403,585; Mr. Kuester – $520,851 and $423,122; Mr. Fleming – $192,250 and $151,736; Ms. Rappé – $328,939 and $210,960; and Mr. Salustro $764,367 and $168,438. For additional information regarding the value of option awards and stock awards granted in 2007, see column (l) in "Grants of Plan-Based Awards for Fiscal Year 2007."

The reported amounts for 2006 include expenses attributable to stock options and unvested stock awards granted in prior years, respectively, for each named executive officer as follows: Mr. Klappa – $776,533 and $923,840; Mr. Leverett – $277,333 and $565,190; Mr. Kuester – $277,333 and $584,727; Mr. Fleming – $0 and $0; and Mr. Salustro – $277,333 and $621,262. In December 2004, the Compensation Committee approved the acceleration of vesting of all unvested options awarded, including those awarded to executive officers, in 2002, 2003 and 2004 in anticipation of the impact of adoption of SFAS 123R. Therefore, the amounts reported for 2006 only reflect compensation expense for two years of option awards (2005 and 2006) and do not reflect any compensation expense for the options awarded to the named executive officers in 2004 as they were fully vested prior to 2006.

(4) Includes the reversal of $2,601 that was expensed in 2006 related to the 2005 grant of performance units that vested upon Mr. Salustro's retirement in February 2007.

(5) Consists of amounts earned under Wisconsin Energy's Short-Term Performance Plan for 2007 and 2006. See Note (2) under Grants of Plan-Based Awards for Fiscal Year 2007 for a description of the terms of the 2007 awards.

(6) The amounts reported for 2007 and 2006 reflect the aggregate change in the actuarial present value of each named executive officer's accumulated benefit under all defined benefit plans from December 31, 2006 to December 31, 2007 and December 31, 2005 to December 31, 2006, respectively. The named executive officers did not receive any above-market or preferential earnings on deferred compensation in 2007 or 2006.

(7) The change in the actuarial present value of Mr. Klappa's pension benefit does not constitute a cash payment to Mr. Klappa. Wisconsin Energy's pension benefit obligations to Mr. Klappa will be offset by pension benefits Mr. Klappa is entitled to receive from a prior employer for nearly 29 years of service. The amount reported for Mr. Klappa represents only Wisconsin Energy's obligation of the aggregate change in the actuarial present value of Mr. Klappa's accumulated benefit under all defined benefit plans. Based on information received from the prior employer, we have estimated the portion of Mr. Klappa's total accumulated pension benefit for which Wisconsin Energy will be responsible. For 2007, the total aggregate change in the actuarial present value of Mr. Klappa's accumulated benefit is $5,080,365 – $380,247 of which we estimate the prior employer is obligated to pay. A significant reason for the increase in Mr. Klappa's benefit in 2007 is the result of his years of credited service going from 29.33 to 30.33. At 30 years of service, WEC's pension plan pays an unreduced benefit for all employees who retire at or after age 62 as opposed to age 65. Therefore, beginning in 2007, Mr. Klappa's accumulated benefit is calculated assuming he begins receiving benefits at age 62 rather than age 65. The increase in actuarial present value related to the change in the unreduced benefit date is $2,537,230.

This large increase in the actuarial present value of Mr. Klappa's pension benefit is expected to be a one-time occurrence, based upon the current terms of WEC's pension plan and assuming the key assumptions used to calculate the actuarial present value in 2007 remain the same.

For 2006, the total aggregate change in the actuarial present value of Mr. Klappa's accumulated benefit was $1,970,360 – $131,432 of which we estimate the prior employer is obligated to pay. If Mr. Klappa's prior employer becomes unable to pay its portion of his accumulated pension benefit, Wisconsin Energy is obligated to pay the total amount.

(8) The change in the actuarial present value of Mr. Leverett's pension benefit does not constitute a cash payment to Mr. Leverett. Wisconsin Energy's pension benefit obligations to Mr. Leverett will be offset by pension benefits Mr. Leverett is entitled to receive from a prior employer for approximately 15 years of service. The amount reported for Mr. Leverett represents only Wisconsin Energy's obligation of the aggregate change in the actuarial present value of Mr. Leverett's accumulated benefit under

all defined benefit plans. Based on information received from the prior employer, we have estimated the portion of Mr. Leverett's total accumulated pension benefit for which Wisconsin Energy will be responsible. For 2007, the total aggregate change in the actuarial present value of Mr. Leverett's accumulated benefit is $190,462. However, because the change in the actuarial present value of his prior employer's obligation decreased by ($6,556), Wisconsin Energy's obligation of the aggregate change in the actuarial present value of Mr. Leverett's total accumulated pension benefit is actually $197,018 for 2007. If Mr. Leverett's prior employer becomes unable to pay its portion of Mr. Leverett's accumulated pension benefit, Wisconsin Energy is obligated to pay the total amount.

(9) A change in the assumptions used to calculate the actuarial present values under Wisconsin Energy's defined benefit plans as a result of a change in the tax laws caused Mr. Leverett's reported amount to be negative. The tax laws no longer allowed for an acceleration of nonqualified retirement benefits, and therefore our actuarial valuation began to assume a life annuity rather than a lump sum payment for the nonqualified benefits. The discount rate used to measure the actuarial present value under the nonqualified plans changed to 5.75% from 4.68%. The change affected all named executive officers, but only Mr. Leverett's balance was small enough to result in a negative change in present value. This change in assumptions did not constitute a plan change. The aggregate change in the actuarial present value of Mr. Leverett's accumulated benefit in 2006 under all defined benefit plans was ($109,950).

(10) The change in the actuarial present value of Mr. Kuester's pension benefit does not constitute a cash payment to Mr. Kuester. Wisconsin Energy's pension benefit obligations to Mr. Kuester will be offset by pension benefits Mr. Kuester is entitled to receive from a prior employer for nearly 32 years of service. The amount reported for Mr. Kuester represents only Wisconsin Energy's obligation of the aggregate change in the actuarial present value of Mr. Kuester's accumulated benefit under all defined benefit plans. Based on information received from the prior employer, we have estimated the portion of Mr. Kuester's total accumulated pension benefit for which Wisconsin Energy will be responsible. For 2007, the total aggregate change in the actuarial present value of Mr. Kuester's accumulated benefit is $2,865,319 – $214,491 of which we estimate the prior employer is obligated to pay. A significant reason for the increase in Mr. Kuester's benefit in 2007 is the result of his years of credited service going from 34.33 to 35.33. At 35 years of service, the WEC pension plan pays an unreduced benefit for all employees who retire at or after age 60 as opposed to age 62. Therefore, beginning in 2007, Mr. Kuester's accumulated benefit is calculated assuming he begins receiving benefits at age 60 rather than 62. The increase in actuarial present value related to the change in the unreduced benefit date is $1,065,601.

This large increase in the actuarial present value of Mr. Kuester's pension benefit is expected to be a one-time occurrence, based upon the current terms of WEC's pension plan and assuming the key assumptions used to calculate the actuarial present value in 2007 remain the same.

For 2006, the total aggregate change in the actuarial present value of Mr. Kuester's accumulated benefit was $802,868 – $113,335 of which we estimate the prior employer is obligated to pay. If Mr. Kuester's prior employer becomes unable to pay its portion of Mr. Kuester's accumulated pension benefit, Wisconsin Energy is obligated to pay the total amount.

(11) The change in the actuarial present value of Mr. Fleming's pension benefit does not constitute a cash payment to Mr. Fleming. In addition to Mr. Fleming's participation in Wisconsin Energy's qualified pension plan and supplemental executive retirement plan, the present value of the amount to be credited to a special supplemental pension account is $122,305 for 2007 and $126,418 for 2006, which will be paid upon termination of employment after age 65. See "Pension Benefits at Fiscal Year-End 2007" and "Retirement Plans" later in this proxy statement for additional details.

(12) The change in the actuarial present value of Ms. Rappé's pension benefit does not constitute a cash payment to Ms. Rappé.

(13) The change in the actuarial present value of Mr. Salustro's pension benefit does not constitute a cash payment to Mr. Salustro. Wisconsin Energy's pension benefit obligations to Mr. Salustro will be offset by pension benefits Mr. Salustro is entitled to receive from a prior employer for approximately 15 years of service. For 2007, the amount reported for Mr. Salustro represents only Wisconsin Energy's obligation of the aggregate change in the actuarial present value of Mr. Salustro's accumulated benefit under all defined benefit plans. Based on information received from the prior employer, we have estimated the portion of Mr. Salustro's total accumulated pension benefit for which Wisconsin Energy will be responsible. The total aggregate change in the actuarial present value of Mr. Salustro's accumulated benefit is $563,635. Of Mr. Salustro's total aggregate benefit, the actual present value of the portion payable by his prior employer is $868,793. Therefore, the change in Wisconsin Energy's obligation of the actuarial present value of Mr. Salustro's accumulated benefit is ($305,158). For 2006, the amount reported for Mr. Salustro represents the total aggregate change in the actuarial present value of Mr. Salustro's accumulated benefit. If Mr. Salustro's prior employer becomes unable to pay its portion of his accumulated pension benefit, Wisconsin Energy is obligated to pay the total amount.

(14) Messrs. Klappa, Leverett, Kuester, Fleming and Salustro, and Ms. Rappé, received perquisites in 2007 as indicated below.

	Named Executive Officer					
Type of Perquisite	Gale E. Klappa	Allen L. Leverett	Frederick D. Kuester	James C. Fleming	Kristine A. Rappé	Larry Salustro
Club Dues	X	X	X	X	X [(a)]	
Financial Planning	X	X	X	X	X	X
Medical Physical	X	X	X	X	X	
Spousal Travel	X [(b)]					

(a) Although the Company paid certain club dues and fees for Ms. Rappé in 2007, we received a cash credit from a club that more than offset the dues and fees paid during the year. Therefore, there was no incremental cost to the Company for Ms. Rappé's 2007 club dues and fees.

(b) Mr. Klappa's spouse will occasionally accompany him on certain business trips, flying on the airplane in which we own a partial interest. There is no incremental cost to the Company for this travel as the cost for the plane is the same regardless of whether his spouse travels. The only cost to Wisconsin Energy related to Mr. Klappa's spouse's travel on the airplane is the tax gross-up paid to Mr. Klappa to reimburse him for taxes paid on compensation imputed pursuant to the Internal Revenue Code, which amount is separately reflected in the Summary Compensation Table as described in Note (15) below.

(15) We maintain a Death Benefit Only Plan. Pursuant to the terms of the Plan, upon an officer's death a benefit is paid to his or her designated beneficiary in an amount equal to the after-tax value of three times the officer's base salary if the officer is employed by Wisconsin Energy at the time of death or the after-tax value of one times final base salary if death occurs post-retirement. We recognized expenses for the Death Benefit Only Plan as follows in 2007: Mr. Klappa ($69,997), Mr. Leverett ($14,719), Mr. Kuester ($43,797), Mr. Fleming ($11,312), Ms. Rappé ($13,992) and Mr. Salustro ($12,160).

In addition to the perquisites and amounts recognized under the Death Benefit Only Plan identified above, All Other Compensation for Messrs. Klappa, Leverett, Kuester, Fleming and Salustro, and Ms. Rappé, consists of:

- Employer matching of contributions into the 401(k) plan in the amount of $6,750 for each named executive;
- "Make-whole" payments under the Executive Deferred Compensation Plan that provide a match at the same level as the 401(k) plan (3% for up to 6% of wages) for all deferred salary and bonus not otherwise eligible for a match in the amounts of $87,318, $37,009, $40,567, $22,020, $10,925 and $17,856, respectively; and
- Tax reimbursements or "gross-ups" for all applicable perquisites in the amounts of $18,843, $8,837, $5,808, $8,023, $0 and $6,068, respectively.

(16) Includes $14,927 attributable to Wisconsin Energy's Directors' Charitable Awards Program in connection with Mr. Klappa's service on the Company's Board of Directors. See "Director Compensation" for a description of the Directors' Charitable Awards Program.

(17) Includes $61,284, representing the value of a prorated number of 2007 vacation days and unused vacation days from prior years, which was paid to Mr. Salustro upon his retirement, consistent with the Company's policy for all salaried employees.

Percentages of Total Compensation. For Messrs. Klappa, Leverett, Kuester, Fleming and Salustro, and Ms. Rappé, (1) salary (as reflected in column (c) above) represented approximately 9%, 17%, 10%, 22%, 3% and 18%, respectively, of total compensation (as shown in column (j) above) for 2007, (2) annual incentive compensation (as reflected in column (g) above) represented approximately 19%, 28%, 17%, 32%, 5% and 22%, respectively, of total compensation in 2007, and (3) salary and annual incentive compensation together represented approximately 28%, 46%, 27%, 54%, 8% and 40%, respectively, of total compensation in 2007.

For Messrs. Klappa, Leverett, Kuester, Fleming and Salustro, (1) salary (as reflected in column (c) above) represented approximately 13%, 19%, 16%, 21% and 14%, respectively, of total compensation (as shown in column (j) above) for 2006, (2) annual incentive compensation (as reflected in column (g) above) represented approximately 26%, 32%, 26%, 31% and 17%, respectively, of total compensation in 2006, and (3) salary and annual incentive compensation together represented approximately 39%, 51%, 42%, 52% and 32%, respectively, of total compensation in 2006.

Grants of Plan-Based Awards for Fiscal Year 2007

The following table shows additional data regarding incentive plan awards to the named executive officers in 2007.

(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)		(l)
			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [2]			Estimated Future Payouts Under Equity Incentive Plan Awards [3]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards [4]			Grant Date Fair Value of Stock and Option Awards [7] ($)
Name	Grant Date	Action Date [1]	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		Number of Securities Underlying Options (#)	Exercise or Base Price [5] ($/Sh)	Closing Market Price [6] ($/Sh)	
Gale E. Klappa	1/18/07	--	537,678	1,075,356	2,258,248	--	--	--	--	--	--	--	--
	1/03/07	12/7/06	--	--	--	6,750	27,000	47,250	--	--	--	--	1,294,110
	1/03/07	12/7/06	--	--	--	--	--	--	--	271,000	47.755	47.93	2,471,520
Allen L. Leverett	1/18/07	--	230,400	460,800	967,680	--	--	--	--	--	--	--	--
	1/03/07	12/7/06	--	--	--	3,188	12,750	22,313	--	--	--	--	611,108
	1/03/07	12/7/06	--	--	--	--	--	--	--	129,000	47.755	47.93	1,176,480
Frederick D. Kuester	1/18/07	--	249,101	498,202	1,046,224	--	--	--	--	--	--	--	--
	1/03/07	12/7/06	--	--	--	3,188	12,750	22,313	--	--	--	--	611,108
	1/03/07	12/7/06	--	--	--	--	--	--	--	129,000	47.755	47.93	1,176,480
James C. Fleming	1/18/07	--	147,000	294,000	617,400	--	--	--	--	--	--	--	--
	1/03/07	12/7/06	--	--	--	1,525	6,100	10,675	--	--	--	--	292,373
	1/03/07	12/7/06	--	--	--	--	--	--	--	61,500	47.755	47.93	560,880
Kristine A. Rappé	1/18/07	--	113,026	226,051	474,707	--	--	--	--	--	--	--	--
	1/03/07	12/7/06	--	--	--	1,200	4,800	8,400	--	--	--	--	230,064
	1/03/07	12/7/06	--	--	--	--	--	--	--	48,500	47.755	47.93	442,320
Larry Salustro	1/18/07	--	28,325	56,650	118,965	--	--	--	--	--	--	--	--
	1/03/07	12/7/06	--	--	--	3,188	12,750	22,313	--	--	--	--	611,108
	1/03/07	12/7/06	--	--	--	--	--	--	--	129,000	47.755	47.93	967,500

(1) On December 7, 2006, the Compensation Committee awarded the 2007 option and performance unit grants effective the first trading day of 2007 (January 3, 2007).

(2) Non-equity incentive plan awards consist of awards under Wisconsin Energy's Short-Term Performance Plan. The target bonus levels established for each of Messrs. Klappa, Leverett, Kuester, Fleming and Salustro, and Ms. Rappé, for 2007 were 100%, 80%, 80%, 70%, 80% and 60% of base salary, respectively. Pursuant to the terms of their respective employment agreements, the target bonus levels for each of Messrs. Klappa, Leverett and Kuester, and Ms. Rappé, may not be adjusted downward except by an action of the Board or Compensation Committee which lowers the target bonus for the entire senior executive group. Based on certain financial and operational goals established by the Compensation Committee, actual payments to the named executive officers could have ranged from 0% of the target award to 210% of the target. Based on actual performance for 2007, each named executive officer earned 202.5% of the target award and these amounts are reported above in the Summary Compensation Table. Mr. Salustro's award represents 162% of his prorated 2007 base salary of $70,812. For a more detailed description of the Short-Term Performance Plan, see the Compensation Discussion and Analysis above.

(3) Consists of performance units awarded under the Wisconsin Energy Corporation Performance Unit Plan, as amended. Upon vesting, the performance units will be settled in cash in an amount determined by multiplying the number of performance units which have become vested by the closing price of Wisconsin Energy's common stock on the last trading day of the performance period. The number of performance units that ultimately will vest is dependent upon Wisconsin Energy's total stockholder return over a three-year period ending December 31, 2009 as compared to the total stockholder return of a Custom Peer Group consisting of 30 companies. These companies are: Allegheny Energy, Inc.; Alliant Energy Corporation; Ameren Corporation; American Electric Power Company, Inc.; Avista Corporation; Consolidated Edison, Inc.; DTE Energy Company; Duke Energy Corp.; Energy East Corporation; Entergy Corporation; Exelon Corporation; FirstEnergy Corp.; FPL Group, Inc.; NiSource Inc.; Northeast Utilities; Nstar; OGE Energy Corp.; Pinnacle West Capital Corporation; Pepco Holdings, Inc.; Progress Energy Inc.; Public Service Enterprise Group Incorporated; Puget Energy, Inc.; SCANA Corporation; Sempra Energy; Sierra Pacific Resources; The Southern Company; Westar Energy, Inc.; Wisconsin Energy Corporation; WPS Resources Corporation (now known as Integrys Energy Group, Inc.); and Xcel Energy Inc.

Total stockholder return is the calculation of total return (stock price appreciation plus reinvested dividends) based upon an initial investment of $100 and subsequent $100 investments at the end of each quarter during the three-year performance period. The regular vesting schedule for the performance units is as follows:

Percentile Rank	**Vesting Percent**
< 25th Percentile	0%
25th Percentile	25%
Target (50th Percentile)	100%
75th Percentile	125%
90th Percentile	175%

If Wisconsin Energy's rank is between the benchmarks identified above, the vesting percentage will be determined by interpolating the appropriate vesting percentage. Except as discussed herein, unvested performance units are immediately forfeited upon cessation of employment with Wisconsin Energy prior to completion of the three-year performance period.

The performance units will vest immediately at the target 100% rate upon (1) the termination of the named executive officer's employment by reason of disability or death or (2) a change in control of Wisconsin Energy while employed by the Company. In addition, a prorated number of performance units (based upon the target 100% rate) will vest upon the termination of employment by reason of retirement prior to the end of the three-year performance period. Participants, including the named executive officers, will receive a cash dividend when Wisconsin Energy declares a dividend on its common stock in an amount equal to the number of performance units granted to the named executive officer at the target 100% rate multiplied by the amount of the dividend paid on a share of common stock. The performance units have no voting rights attached to them.

(4) Consists of non-qualified stock options to purchase shares of Wisconsin Energy common stock pursuant to the 1993 Omnibus Stock Incentive Plan, as amended. These options have exercise prices equal to the fair market value of Wisconsin Energy common stock on the date of grant. These options were granted for a term of ten years, subject to earlier termination in certain events related to termination of employment. The options fully vest and become exercisable three years from the date of grant. Notwithstanding the preceding sentence, the options become immediately exercisable upon the occurrence of a change in control or termination of employment by reason of retirement, disability or death. The exercise price may be paid by delivery of already-owned shares. Tax withholding obligations related to exercise may be satisfied by withholding shares otherwise deliverable upon exercise, subject to certain conditions. Subject to the limitations of the 1993 Omnibus Stock Incentive Plan, as amended, the Compensation Committee has the power to amend the terms of any option (with the participant's consent).

(5) The exercise price of the option awards is equal to the fair market value of Wisconsin Energy's common stock on the date of grant, January 3, 2007. Fair market value is the average of the high and low prices of Wisconsin Energy common stock reported in the New York Stock Exchange Composite Transaction Report on the grant date.

(6) Reflects the closing market price of Wisconsin Energy common stock reported in the New York Stock Exchange Composite Transaction Report on the grant date.

(7) Grant date fair value of each award as determined in accordance with SFAS 123R, which includes the value of the right to receive dividends. The actual value received by the executives from these awards may range from $0 to greater than the reported amounts, depending upon Company performance and the executive's number of additional years of service with the Company.

Outstanding Equity Awards at Fiscal Year-End 2007

The following table reflects the number and value of exercisable and unexercisable options as well as the number and value of other stock awards held by the named executive officers at fiscal year-end 2007.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options: Exercisable[1] (#)	Number of Securities Underlying Unexercised Options: Unexercisable[2] (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested[3] ($)
Gale E. Klappa	250,000	--	--	25.3100	4/14/13	--	--	--	--
	200,000	--	--	33.4350	1/02/14	--	--	--	--
	--	280,000	--	34.2000	1/18/15	--	--	--	--
	--	252,000	--	39.4750	1/03/16	--	--	--	--
	--	271,000	--	47.7550	1/03/17	--	--	--	--
	--	--	--	--	--	26,259[4]	1,279,076	--	--
	--	--	--	--	--	--	--	29,600[9]	1,441,816[9]
	--	--	--	--	--	--	--	27,000[10]	1,315,170[10]
Allen L. Leverett	200,000	--	--	29.1300	7/01/13	--	--	--	--
	150,000	--	--	33.4350	1/02/14	--	--	--	--
	--	100,000	--	34.2000	1/18/15	--	--	--	--
	--	95,000	--	39.4750	1/03/16	--	--	--	--
	--	129,000	--	47.7550	1/03/17	--	--	--	--
	--	--	--	--	--	6,407[5]	312,085	--	--
	--	--	--	--	--	--	--	12,800[9]	623,488[9]
	--	--	--	--	--	--	--	12,750[10]	621,053[10]
Frederick D. Kuester	200,000	--	--	31.0700	10/13/13	--	--	--	--
	150,000	--	--	33.4350	1/02/14	--	--	--	--
	--	100,000	--	34.2000	1/18/15	--	--	--	--
	--	95,000	--	39.4750	1/03/16	--	--	--	--
	--	129,000	--	47.7550	1/03/17	--	--	--	--
	--	--	--	--	--	15,763[6]	767,816	--	--
	--	--	--	--	--	--	--	12,800[9]	623,488[9]
	--	--	--	--	--	--	--	12,750[10]	621,053[10]
James C. Fleming	--	75,000	--	39.4750	1/03/16	--	--	--	--
	--	61,500	--	47.7550	1/03/17	--	--	--	--
	--	--	--	--	--	2,086[7]	101,609	--	--
	--	--	--	--	--	--	--	7,900[9]	384,809[9]
	--	--	--	--	--	--	--	6,100[10]	297,131[10]
Kristine A. Rappé	10,000	--	--	27.3130	6/02/09	--	--	--	--
	20,925	--	--	33.4350	1/02/14	--	--	--	--
	--	65,000	--	34.2000	1/18/15	--	--	--	--
	--	58,000	--	39.4750	1/03/16	--	--	--	--
	--	48,500	--	47.7550	1/03/17	--	--	--	--
	--	--	--	--	--	7,143[8]	347,936	--	--
	--	--	--	--	--	--	--	6,200[9]	302,002[9]
	--	--	--	--	--	--	--	4,800[10]	233,808[10]
Larry Salustro	95,000	--	--	39.4750	1/03/16	--	--	--	--
	129,000	--	--	47.7550	1/03/17	--	--	--	--

(1) All options reported in this column are fully vested and exercisable.

(2) All options reported in this column with an exercise price of $34.20 and an expiration date of January 18, 2015, fully vest and become exercisable on January 18, 2008. All options reported in this column with an exercise price of $39.475 and an expiration date of January 3, 2016, fully vest and become exercisable on January 3, 2009. All options reported in this column with an exercise price of $47.755 and an expiration date of January 3, 2017, fully vest and become exercisable on January 3, 2010.

(3) Based on the closing price of Wisconsin Energy common stock reported in the New York Stock Exchange Composite Transaction Report on December 31, 2007, the last trading day of the year.

(4) Effective April 14, 2003, Mr. Klappa was granted a restricted stock award of 39,510 shares which vests at the rate of 10% for each year of service until 100% vesting occurs on April 14, 2013. Earlier vesting may occur due to (1) a termination of employment by (a) death, (b) disability, (c) a change in control of the Company, (d) Mr. Klappa for good reason, or (e) the Company without cause, or (2) action by the Compensation Committee. The number of shares reported includes shares acquired pursuant to the reinvestment of dividends on the restricted stock.

(5) Effective July 1, 2003, Mr. Leverett was granted a restricted stock award of 28,850 shares. Two-thirds of the shares vested on July 1, 2005 and the remaining one-third vest at the rate of 20% for each year of service after that date until 100% vesting occurs on July 1, 2010. Earlier vesting may occur due to (1) a termination of employment by (a) death, (b) disability, (c) a change in control of the Company, (d) Mr. Leverett for good reason, or (e) the Company without cause, or (2) action by the Compensation Committee. The number of shares reported includes shares acquired pursuant to the reinvestment of dividends on the restricted stock.

(6) Effective October 13, 2003, Mr. Kuester was granted a restricted stock award of 24,140 shares, which vest at the rate of 10% for each year of service until 100% vesting occurs on October 13, 2013. Earlier vesting may occur due to (1) a termination of employment by (a) death, (b) disability, (c) a change in control of the Company, (d) Mr. Kuester for good reason, or (e) the Company without cause, or (2) action by the Compensation Committee. The number of shares reported includes shares acquired pursuant to the reinvestment of dividends on the restricted stock.

(7) Effective January 6, 2006, Mr. Fleming was granted a restricted stock award of 2,500 shares, which vest at the rate of 20% for each year of service until 100% vesting occurs on January 6, 2011. Earlier vesting may occur due to termination of employment by death, disability or a change in control of the Company or by action of the Compensation Committee. The number of shares reported includes shares acquired pursuant to the reinvestment of dividends on the restricted stock.

(8) Effective each of May 19, 1998, June 2, 1999, October 21, 2000 and February 7, 2001, Ms. Rappé was granted shares of restricted stock that vest in full ten years from the respective grant date, subject to a performance accelerator. The performance accelerator is triggered by achieving certain cumulative earnings per share targets measured from the respective grant date. Ten percent annually is available for accelerated vesting and the stock is subject to cumulative vesting. Earlier vesting may occur due to termination of employment by death, disability or a change in control of the Company or by action of the Compensation Committee. In addition, the stock vests upon retirement at or after attainment of age 60. The number of shares reported includes shares acquired pursuant to the reinvestment of dividends on the restricted stock.

(9) The number of performance units reported vest at the end of the three-year performance period ending December 31, 2008. The number of performance units reported and their corresponding value are based upon a payout at the target amount.

(10) The number of performance units reported vest at the end of the three-year performance period ending December 31, 2009. The number of performance units reported and their corresponding value are based upon a payout at the target amount.

Option Exercises and Stock Vested for Fiscal Year 2007

This table shows the number and value of (1) stock options that were exercised by the named executive officers, (2) restricted stock awards that vested and (3) performance units that vested in 2007.

(a)	(b)	(c)	(d)	(e)
	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Gale E. Klappa	-- --	-- --	4,479 [2] 21,238 [4]	223,121 [3] 1,034,503 [5]
Allen L. Leverett	-- --	-- --	2,108 [2] 9,324 [4]	93,595 [3] 454,172 [5]
Frederick D. Kuester	-- --	-- --	2,725 [2] 9,324 [4]	125,387 [3] 454,172 [5]
James C. Fleming	--	--	511 [2][6]	23,838 [3][6]
Kristine A. Rappé	26,005 --	583,222 [1] --	261 [2][6] 6,216 [4]	12,576 [3][6] 302,781 [5]
Larry Salustro	635,000 --	12,462,344 [1] --	28,802 [2] 12,186 [7]	1,343,615 [3] 593,585 [7]

(1) Value realized upon exercise of options is determined by multiplying the number of shares received upon exercise by the difference between the market price of Wisconsin Energy common stock at the time of exercise and the exercise price.

(2) Reflects the number of shares of restricted stock that vested in 2007.

(3) Restricted stock value realized is determined by multiplying the number of shares of restricted stock that vested by the fair market value of Wisconsin Energy common stock on the date of vesting. We compute fair market value as the average of the high and low prices of Wisconsin Energy common stock reported in the New York Stock Exchange Composite Transaction Report on the vesting date.

(4) Reflects the number of performance units that vested as of December 31, 2007, the end of the applicable three-year performance period. The performance units were settled in cash.

(5) Performance units value realized is determined by multiplying the number of performance units that vested by the closing market price of Wisconsin Energy common stock on December 31, 2007.

(6) Mr. Fleming and Ms. Rappé deferred $23,772 and $12,465, respectively, into the WEC Executive Deferred Compensation Plan. The number of phantom stock units received in the WEC Executive Deferred Compensation Plan equaled the number of shares of restricted stock deferred.

(7) Represents a prorated amount of performance units granted in 2005, 2006 and 2007 that vested upon Mr. Salustro's retirement, effective February 28, 2007, pursuant to the terms of the WEC Performance Unit Plan and the corresponding value received, determined by multiplying the number of performance units vested by $48.71, the closing price of WEC common stock on March 1, 2007.

Pension Benefits at Fiscal Year-End 2007

The following table sets forth information for each named executive officer regarding their pension benefits at fiscal year-end 2007 under WEC's four different retirement plans discussed below.

(a)	(b)	(c)	(d)	(e)
Name	Plan Name	Number of Years Credited Service [(1)] (#)	Present Value of Accumulated Benefit [(2)(3)] ($)	Payments During Last Fiscal Year ($)
Gale E. Klappa	WEC Plan	4.67	69,474	--
	SERP A	4.67	646,996	--
	Individual Letter Agreement	30.33	9,717,828	--
Allen L. Leverett	WEC Plan	4.50	56,117	--
	SERP A	4.50	351,576	--
	Individual Letter Agreement	19.00	666,452	--
Frederick D. Kuester	WEC Plan	4.17	59,178	--
	SERP A	4.17	280,220	--
	Individual Letter Agreement	35.33	5,691,728	--
James C. Fleming	WEC Plan	2.00	25,843	--
	SERP A	2.00	50,860	--
	Individual Letter Agreement	2.00	248,723	--
Kristine A. Rappé	WEC Plan	25.33	459,920	--
	SERP A	25.33	1,138,052	--
	SERP B	-- [(4)]	368,960	--
	Individual Letter Agreement	--	--	--
Larry Salustro	WEC Plan	9.17	-- [(5)]	161,179
	SERP A	9.17	253,986	16,530
	SERP B	-- [(4)]	1,158,064	75,380
	Individual Letter Agreement	35.08	4,748,138	309,060

(1) Years of service are computed as of December 31, 2007, the pension plan measurement date used for financial statement reporting purposes. Messrs. Klappa, Leverett, Kuester and Salustro have been credited with 25.66, 14.5, 31.16 and 25.92 years of service, respectively, pursuant to the terms of their Individual Letter Agreements (ILAs). The increase in the aggregate amount of each of Messrs. Klappa's, Leverett's, Kuester's and Salustro's accumulated benefit under all of Wisconsin Energy's retirement plans resulting from the additional years of credited service is the amount identified in connection with each respective ILA set forth in column (d).

(2) The key assumptions used in calculating the actuarial present values reflected in this column are:

- First projected unreduced retirement age based on current service:
  - For Mr. Klappa, age 62.
  - For Messrs. Leverett and Fleming, and Ms. Rappé, age 65.
  - For Mr. Kuester, age 60.
- Mr. Salustro was based on his age at December 31, 2007.
- Discount rate of 6.05%.
- Cash balance interest crediting rate of 6.75%.
- Form of payment:
  - WEC Plan: Lump sum.
  - SERP: Life annuity.
  - ILA: Life annuity, other than Mr. Fleming who we assume will receive a lump sum payment.
- Mortality Table, for life annuity:
  - Messrs. Klappa, Leverett, Kuester and Salustro - RP2000 with projection to 2010 - Male.
  - Mr. Fleming – N/A.
  - Ms. Rappé - RP2000 with projection to 2010 - Female.

(3) Wisconsin Energy's pension benefit obligations to Messrs. Klappa, Leverett, Kuester and Salustro will be partially offset by pension benefits Messrs. Klappa, Leverett, Kuester and Salustro are entitled to receive from their former employers. The amounts reported for Messrs. Klappa, Leverett, Kuester and Salustro represent only Wisconsin Energy's obligation of the aggregate actuarial present value of each of their accumulated benefit under all of the plans. The total aggregate actuarial present value of each of Messrs. Klappa's, Leverett's, Kuester's and Salustro's accumulated benefit under all of the plans is $13,252,013, $1,261,146, $8,426,321 and $7,028,982, respectively, $2,817,714, $187,001, $2,395,195 and $868,793 of which we estimate the

prior employer is obligated to pay. If Mr. Klappa's, Mr. Leverett's, Mr. Kuester's or Mr. Salustro's former employer becomes unable to pay its portion of his respective accumulated pension benefit, Wisconsin Energy is obligated to pay the total amount.

(4) Pursuant to the terms of SERP B, participants are not entitled to any payments until after they retire at or after age 60, regardless of how many years they have been employed with the Company. Therefore, there are no years of credited service associated with participation in SERP B.

(5) In connection with his retirement, in 2007 Mr. Salustro received a lump sum payment of his entire account balance in the WEC Plan.

Retirement Plans

Wisconsin Energy maintains four different plans providing for retirement payments and benefits: a defined benefit pension plan of the cash balance type (WEC Plan); two supplemental executive retirement plans (SERP A and SERP B); and Individual Letter Agreements with each of the named executive officers. The compensation currently considered for purposes of the retirement plans (other than the WEC Plan) for Messrs. Klappa, Leverett, Kuester and Salustro, and Ms. Rappé, is $2,941,025, $1,426,826, $1,468,611, $994,894 and $742,208, respectively. These amounts represent the average compensation (consisting of base salary and annual incentive compensation) for the 36 highest consecutive months. Under the terms of Mr. Fleming's employment agreement with WEC, the compensation considered for purposes of the retirement plans (other than the WEC Plan) is $994,012. This amount represents Mr. Fleming's 2007 base salary plus his 2006 STPP award paid in 2007. As of December 31, 2007, Messrs. Klappa, Leverett, Kuester, Fleming and Salustro, and Ms. Rappé, currently have or are considered to have 30.33, 19.00, 35.33, 2.00, 35.08 and 25.33 credited years of service, respectively, under the various supplemental plans described below. Messrs. Klappa, Leverett, Kuester and Salustro, and Ms. Rappé, are not entitled to these supplemental benefits until they attain the age of 60. Neither Mr. Fleming nor Ms. Rappé were granted additional years of credited service.

The WEC Plan. Most regular full-time and part-time employees, including the named executive officers, participate in the WEC Plan. The WEC Plan bases a participant's defined benefit pension on the value of a hypothetical account balance. For individuals participating in the WEC Plan as of December 31, 1995, a starting account balance was created equal to the present value of the benefit accrued as of December 31, 1994, under the plan benefit formula prior to the change to a cash balance approach. That formula provided a retirement income based on years of credited service and average compensation (consisting of base salary) for the 36 highest consecutive months, with an adjustment to reflect the Social Security integrated benefit. In addition, individuals participating in the WEC Plan as of December 31, 1995, received a special one-time transition credit amount equal to a specified percentage varying with age multiplied by credited service and 1994 base pay.

The present value of the accrued benefit as of December 31, 1994, plus the transition credit, was also credited with interest at a stated rate. For 1996 through 2007, a participant received annual credits to the account equal to 5% of base pay (including 401(k) plan pre-tax deferrals and other items), plus an interest credit on all prior accruals equal to 4% plus 75% of the annual time-weighted trust investment return for the year in excess of 4%. Additionally, the WEC Plan provides that up to an additional 2% of base pay may be earned based upon achievement of earnings targets.

Beginning January 1, 2008, the interest credit on all prior accruals will no longer fluctuate based upon the trust's investment return for the year. Instead, the interest credit percentage will be set at either the long-term corporate bond third segment rate, published by the Internal Revenue Service, or 4%, whichever is greater. For participants in the WEC Plan on December 31, 2007, their WEC Plan benefit starting January 1, 2008 will never be less than the benefit accrued as of December 31, 2007. The WEC Plan benefit will be calculated under both formulas to provide participants with the greater benefit; however, in calculating a participant's benefit accrued as of December 31, 2007, interest credits as defined under the prior WEC Plan formula will be taken into account but not any additional pay credits. Participants who were "grandfathered" as of December 31, 1995 as discussed below, will still receive the greater of the grandfathered benefit or the cash balance benefit.

The life annuity payable under the WEC Plan is determined by converting the hypothetical account balance credits into annuity form.

Individuals who were participants in the WEC Plan on December 31, 1995 were "grandfathered" so that they will not receive any lower retirement benefit than would have been provided under the prior formula, had it continued. This amount will continue to increase until December 31, 2010, at which time it will be frozen. Upon retirement, participants will receive the greater of this frozen amount or the accumulated cash balance.

For the named executive officers other than Mr. Fleming who does not participate in the prior plan formula, estimated benefits under the "grandfathered" formula are higher than under the cash balance plan formula. Although all of the named executive officers, other than Ms. Rappé who is grandfathered under the prior plan formula, participate in the cash balance plan formula, pursuant to the agreements discussed below, Messrs. Klappa's, Leverett's, Kuester's and Salustro's total retirement benefits would currently be determined by the prior plan benefit formula if they were to retire at or after age 60. These benefits are payable under the Individual

Letter Agreements, not the WEC Plan. The named executive officers, other than Ms. Rappé, would receive the cash balance in their accounts if they were to terminate employment prior to attaining the age of 60. Ms. Rappé would receive benefits under either the grandfathered formula or the cash balance plan formula, whichever is higher, if she were to terminate employment prior to attaining the age of 60.

Under the WEC Plan, participants receive unreduced pension benefits upon reaching one of the following three thresholds: (1) age 65; (2) age 62 with 30 years of service; or (3) age 60 with 35 years of service.

Pursuant to the Internal Revenue Code, only $225,000 of pension eligible earnings (base pay) may be considered for purposes of the WEC Plan.

Supplemental Executive Retirement Plans and Individual Letter Agreements. Designated officers of Wisconsin Energy and Wisconsin Electric Power Company, including all of the named executive officers, participate in the Supplemental Executive Retirement Plan (SERP). There are two components of the SERP (SERP A and SERP B). SERP A provides monthly supplemental pension benefits to participants, which will be paid out of unsecured corporate assets, or the grantor trust described below, in an amount equal to the difference between the actual pension benefit payable under the WEC Plan and what such pension benefit would be if calculated without regard to any limitation imposed by the Internal Revenue Code on pension benefits or covered compensation. In addition, pursuant to the terms of SERP B, Ms. Rappé and Mr. Salustro also will receive a supplemental lifetime annuity, equal to 10% of the average compensation (consisting of base salary and annual incentive compensation) for the 36 highest consecutive months. Except for a "change in control" of Wisconsin Energy, as defined in the SERP, and pursuant to the terms of the Individual Letter Agreements discussed below, no payments are made until after the participant's retirement at or after age 60 or death. If a participant in the SERP dies prior to age 60, his or her beneficiary is entitled to receive retirement benefits under the SERP. SERP B is only provided to a grandfathered group of officers and was designed to provide an incentive to key employees to remain with the Company until retirement or death. The Compensation Committee determined to eliminate the SERP B benefit a number of years ago.

Wisconsin Energy entered into an agreement with Mr. Salustro who could not accumulate by normal retirement age the maximum number of years of credited service under the pension plan formula in effect immediately before the change to the cash balance formula. According to Mr. Salustro's agreement, upon his retirement effective February 28, 2007, Mr. Salustro began receiving supplemental retirement payments which will make his total retirement benefits at age 60, the age at which he retired, substantially the same as those payable to employees who are age 60 or older, who are in the same compensation bracket and who became plan participants at the age of 25, offset by the value of any qualified or non-qualified defined benefit pension plans of prior employers.

Wisconsin Energy has entered into agreements with Messrs. Klappa, Leverett and Kuester to provide them with supplemental retirement benefits upon retirement at or after age 60. The supplemental retirement payments are intended to make the total retirement benefits payable to the executive comparable to that which would have been received under the WEC Plan as in effect on December 31, 1995, had the defined benefit formula then in effect continued until the executive's retirement, calculated without regard to Internal Revenue Code limits, and as if the executive had started participation in the WEC Plan at age 27 for Mr. Klappa, on January 1, 1989 for Mr. Leverett, and at the age of 22 for Mr. Kuester. The retirement benefits payable to Messrs. Klappa, Leverett and Kuester will be offset by the value of any qualified or non-qualified defined benefit pension plans of prior employers.

Messrs. Klappa's, Leverett's and Kuester's agreements also provide for a pre-retirement spousal benefit to be paid to their spouses in the event of the executive's death while employed by the Company. The benefit payable is equal to the amount which would have been received by the executive's spouse under the WEC Plan as in effect on December 31, 1995, had the benefit formula then in effect continued until the executive's death, calculated without regard to Internal Revenue Code limits, and as if the executive had started at the ages or dates indicated above for each executive. The spousal benefit payable would be offset by one-half of the value of any qualified or non-qualified deferred benefit pension plans of Messrs. Klappa's, Leverett's and Kuester's prior employers.

Wisconsin Energy has entered into an agreement with Mr. Fleming to provide him a special supplemental pension to keep him whole for pension benefits he would have received from his prior employer. Wisconsin Energy will credit Mr. Fleming's account with a minimum of $80,000 annually, and will credit up to an additional $40,000 annually based on performance against Company goals as determined by the Compensation Committee. The amounts credited to Mr. Fleming's account will earn interest as if it had been credited to the WEC Plan. The account balance vests at the earlier of five years from the date Mr. Fleming commenced employment (January 3, 2011) or age 65, and will be paid pursuant to the terms of the SERP. Mr. Fleming also participates in the WEC Plan and SERP A, without any additional years of credited service.

The purpose of these agreements is to ensure that Messrs. Klappa, Leverett, Kuester, Fleming and Salustro do not lose pension earnings by joining the executive management team at Wisconsin Energy they otherwise would have received from their former employers. Since retirement plans operate in a manner where accrued amounts increase substantially as a participant increases in age and years of service, these officers forego substantial pension benefits by coming to work for Wisconsin Energy. Without providing a means to retain these pension benefits, it would have been difficult for Wisconsin Energy to attract these officers.

In order to allow Ms. Rappé to retire at age 60 with an unreduced pension benefit, Wisconsin Energy entered into an agreement with Ms. Rappé whereby her SERP benefit will not be subject to early retirement reduction factors if she retires at or after age 60. Under this agreement, if Ms. Rappé were to retire at age 60, she would be granted less than one year of additional credited service.

The plans and agreements provide in the instance of a change in control and, absent a deferral election, mandatory lump sum payments without regard to whether the executive's employment has terminated. The Wisconsin Energy Amended Non-Qualified Trust, a grantor trust, was established to fund certain non-qualified benefits, including the SERP and the Individual Letter Agreements, as well as the Executive Deferred Compensation Plan and the Directors' Deferred Compensation Plan discussed later in this proxy statement. See "Potential Payments upon Termination or Change in Control" later in this proxy statement for additional information.

Nonqualified Deferred Compensation for Fiscal Year 2007

The following table reflects activity by the named executive officers during 2007 in WEC's Executive Deferred Compensation Plan discussed below.

(a)	(b)	(c)	(d)	(e)	(f)
Name	Executive Contributions in Last Fiscal Year[1] ($)	Registrant Contributions in Last Fiscal Year[2] ($)	Aggregate Earnings In Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End[3] ($)
Gale E. Klappa	177,383	87,318	102,314	--	1,457,322
Allen L. Leverett	145,109	37,009	146,527	--	1,788,688
Frederick D. Kuester	286,649	40,567	84,237	--	1,274,056
James C. Fleming	142,774	22,020	10,384	--	211,353
Kristine A. Rappé	57,910	17,856	93,128	--	1,392,639
Larry Salustro	864,693	10,925	63,919	--	1,534,079

(1) Other than $34,550, $37,772 and $12,465 of Mr. Leverett's, Mr. Fleming's and Ms. Rappé's contribution, respectively, all of the amounts are reported as compensation in the Summary Compensation Table of this proxy statement. These amounts consist of the value of restricted stock that vested during 2007 and/or dividends paid on performance units during 2007. The grant date fair value of shares of restricted stock and the value of the right to receive dividends on the performance units are expensed by the Company in accordance with SFAS 123R, and the expensed amounts we recognized for financial statement reporting purposes in 2007 are included in the Summary Compensation Table in this proxy statement.

(2) All of the reported amounts are reported as compensation in the Summary Compensation Table of this proxy statement.

(3) $952,486, $1,074,068, $635,433, $34,269, $366,689 and $74,178 of the reported amounts were reported as compensation in the Summary Compensation Tables in prior proxy statements for Messrs. Klappa, Leverett, Kuester, Fleming and Salustro, and Ms. Rappé, respectively. Messrs. Klappa, Leverett, and Kuester have been named executive officers since commencing employment with Wisconsin Energy in 2003. Mr. Fleming has been a named executive officer since commencing employment with Wisconsin Energy in January 2006. Ms. Rappé was a named executive officer in 2004 and 2005, and became a named executive officer again in 2007. Mr. Salustro became a named executive officer in 2002.

Executive Deferred Compensation Plan

Executive officers and certain other highly compensated employees are eligible to participate in the WEC Executive Deferred Compensation Plan. Under the plan, a participant may defer up to 100% of his or her base salary, annual incentive compensation, long-term incentive compensation (including the value of any stock option gains, vested awards of restricted stock, performance shares and units and dividends earned on unvested performance units), severance payments due under WEC's Executive Severance Policy or under any change in control agreement between the Company and a participant, and any "make whole" pension supplements.

Generally, deferral elections are made annually by each participant for the upcoming plan year. The Company maintains detailed records tracking each participant's "account balance." In addition to deferrals made by the participants, the Company may also credit each participant's account balance by matching a certain portion of each participant's deferral. Such deferral matching is determined by a formula taking into account the matching rate applicable under the Company's 401(k) plan, the percentage of compensation subject to such matching rate, the participant's gross compensation eligible for matching and the amount of base salary actually deferred. Also, the Company, in its discretion, may credit any other amounts, as appropriate, to each participant's account. Additionally, "make whole" payments may be made to participants who are not eligible to participate in the SERP and whose deferrals result in lesser payments under the Company's qualified pension plan.

The Company tracks each participant's account balance as though the balance was actually invested in one or more of several measurement funds. Measurement fund elections are not actual investments, but are elections chosen only for purposes of calculating market gain or loss on deferred amounts for the duration of the deferral period. Each participant may select the amount of deferred compensation to be allocated among any one or more of the available measurement funds. Participants may elect from among eight measurement funds that correspond to investment options in our 401(k) plan in addition to the prime rate fund and the Company's stock measurement fund. Deferred amounts relating to the value of participants' stock option gains and vested restricted stock are always deemed invested in the Company's stock measurement fund and may not be transferred to any other measurement fund. Contributions and deductions may be made to each participant's account based on the performance of the measuring funds elected. The table below shows the funds available under the EDCP and their annual rate of return for the calendar year ended December 31, 2007:

Name of Fund	Rate of Return (%)	Name of Fund	Rate of Return (%)
Fidelity Balanced Fund	8.99	Fidelity U.S. Bond Index Fund	5.40
Fidelity Diversified International Fund	16.03	Prime Rate	8.38
Fidelity Equity – Income Fund	1.83	S&P 500 Fund	5.49
Fidelity Growth Company Fund	19.89	Vanguard Mid-Cap Index	6.02
Fidelity Low-Priced Stock Fund	3.16	WEC Common Stock Fund	4.81

Each participant's account balance is debited or credited periodically based on the performance of the measurement fund(s) elected by the participant. Subject to certain restrictions, participants may make changes to their measurement fund elections by notice to the committee administering the plan.

At the time of his or her deferral election, each participant may designate a prospective payout date for any or the entire amount deferred, plus any amounts debited or credited to the deferred amount as of the designated payout date. For amounts deferred prior to January 1, 2005, a participant may elect, at any time, to withdraw part (a minimum of $25,000) or all of his or her account balance, subject to a withdrawal penalty of 10%. Pursuant to the new IRS rules that became effective on January 1, 2005, amounts deferred after that date may not be withdrawn at the discretion of the participant. Payout amounts may be limited to the extent to which they are deductible by the Company under Section 162(m) of the Internal Revenue Code.

The balance of a participant's account is payable on his or her retirement in either a lump sum payout or in annual installments, at the election of the participant. Upon the death of a participant after retirement, payouts are made to the deceased participant's beneficiary in the same manner as though such payout would have been made to the participant had the participant survived. In the event of a participant's termination of employment, the participant may elect to receive a payout beginning the year after termination in the amount of his account balance as of the termination date either in a lump sum or in annual installments over a period of five years. Any participant who suffers from a continued disability will be entitled to the benefits of plan participation unless and until the committee administering the plan determines that the participant has been terminated for purposes of continued participation in the plan. Upon any such determination, the disabled participant is paid out as though the participant had retired. Except in certain limited circumstances, participants' account balances will be paid out in a lump sum (1) upon the occurrence of a change in control, as defined in the plan, or (2) for amounts deferred prior to January 1, 2005, upon any downgrade of the Company's senior debt obligations to less than "investment grade." The deferred amounts will be paid out of the general corporate assets or the assets of the WEC Amended Non-Qualified Trust.

Potential Payments upon Termination or Change in Control

The tables below reflect the amount of compensation payable to each of our named executive officers in the event of termination of each executive's employment. These amounts are in addition to each named executive officers' aggregate balance in the EDCP at fiscal year-end 2007, as reported in column (f) under "Nonqualified Deferred Compensation for Fiscal Year 2007." The amount of compensation payable to each named executive officer upon voluntary termination, normal retirement, for-cause termination, involuntary termination (by the Company for any reason other than cause, death or disability or by the executive for "good reason"), termination following a "change in control", disability and death are set forth below. The amounts shown assume that such termination was effective as of December 31, 2007 and include amounts earned through that date, and are estimates of the amounts which would be paid out to the named executive officers upon termination. The amounts shown under "Normal Retirement" assume the named executive officers were retirement eligible with no reduction of retirement benefits. The amounts reported in the row "Retirement Plans" in each table below are not in addition to the amounts reflected under "Pension Benefits at Fiscal Year-End 2007." The actual amounts to be paid out can only be determined at the time of an officer's termination of employment.

Payments Made Upon Voluntary Termination or Termination for Cause, Death or Disability. In the event a named executive officer voluntarily terminates employment or is terminated for cause, death or disability, the officer will receive:

- accrued but unpaid base salary and, for termination by death or disability, pro-rated annual incentive compensation;
- 401(k) plan and EDCP account balances;
- the WEC Plan cash balance;

- in the case of death or disability, full vesting in all outstanding stock options, restricted stock and performance units (otherwise, the ability to exercise already vested options within three months of termination); and
- if termination occurs after age 60 or by death or disability, vesting in the SERP and Individual Letter Agreements.

Named executive officers are also entitled to the value of unused vacation days, if any.

Payments Made Upon Normal Retirement. In the event of the retirement of a named executive officer, the officer will receive:

- full vesting in all outstanding stock options and restricted stock, and a prorated amount of performance units;
- full vesting in all retirement plans, including the WEC Plan, SERP and Individual Letter Agreements; and
- 401(k) plan and EDCP account balances.

Named executive officers are also entitled to the value of unused vacation days, if any.

Payments Made Upon a Change in Control or Involuntary Termination. Wisconsin Energy has entered into written employment agreements with each of Messrs. Klappa, Leverett, Kuester and Fleming, and Ms. Rappé, which provide for certain severance benefits as described below.

Under the agreement with Mr. Klappa, severance benefits are provided if his employment is terminated:

- in anticipation of a change in control by the Company for any reason, other than cause, death or disability;
- by Mr. Klappa for good reason following a change in control;
- by Mr. Klappa within six months after completing one year of service following a change in control; or
- in the absence of a change in control, by the Company for any reason other than cause, death or disability or by Mr. Klappa for good reason.

Upon the occurrence of one of these events, Mr. Klappa's agreement provides for:

- a lump sum severance payment equal to three times the sum of Mr. Klappa's highest annual base salary in effect in the last three years and highest bonus amount;
- three years' continuation of health and certain other welfare benefit coverage and eligibility for retiree health coverage thereafter;
- a payment equal to the value of three additional years' of participation in the applicable qualified and non-qualified retirement plans;
- a payment equal to the value of three additional years of Company match in the 401(k) plan and the EDCP;
- full vesting in all outstanding stock options, restricted stock and other equity awards;
- 401(k) plan and EDCP account balances;
- certain financial planning services and other benefits; and
- in the event of a change in control, a "gross-up" payment should any payments or benefits under the agreements trigger federal excise taxes under the "parachute payment" provisions of the tax law.

The highest bonus amount would be calculated as the largest of (1) the current target bonus for the fiscal year in which employment termination occurs, or (2) the highest bonus paid in any of the last three fiscal years of the Company prior to termination or the change in control. The agreement contains a one-year non-compete provision applicable on termination of employment.

Mr. Leverett's, Mr. Kuester's and Mr. Fleming's agreements are substantially similar to Mr. Klappa's, except that if their employment is terminated by the Company for any reason other than cause, death or disability or by them for good reason in the absence of a change in control:

- the special lump sum severance benefit is two times the sum of their highest annual base salary in effect for the three years preceding their termination and their highest bonus amount;
- health and certain other welfare benefits are provided for a two-year period;
- the special retirement plan lump sum is calculated as if their employment continued for a two-year period following termination of employment; and
- the payment for 401(k) plan and EDCP match is equal to two years of Company match.

Mr. Leverett's and Mr. Kuester's agreements contain a one-year non-compete provision applicable on termination of employment.

Ms. Rappé's agreement is substantially similar to Mr. Klappa's, except that if Ms. Rappé's employment is terminated upon a change in control, the special lump sum severance benefit is three times the sum of her highest annual base salary in effect for the three years preceding termination and her target bonus amount. In addition, if Ms. Rappé's employment is terminated by the Company for any reason other than cause, death or disability or by Ms. Rappé for good reason in the absence of a change of control:

- the special lump sum severance benefit is two times the sum of her highest annual base salary in effect for the three years preceding her termination and her target bonus amount;
- health and certain other welfare benefits are provided for a two-year period;
- the special retirement plan lump sum is calculated as if her employment continued for a two-year period following termination of employment; and
- the payment for 401(k) plan and EDCP match is equal to two years of Company match.

Ms. Rappé's agreement contains a one-year non-compete provision applicable on termination of employment.

Pursuant to the terms of the SERP and Individual Letter Agreements, retirement benefits are paid to the named executive officers upon a change in control, without regard to whether the executive's employment has been terminated. Participants in the SERP, including the named executive officers, are also eligible to receive a supplemental disability benefit in an amount equal to the difference between the actual amount of the benefit payable under the long-term disability plan applicable to all employees and what such disability benefit would have been if calculated without regard to any limitation imposed by the Internal Revenue Code on annual compensation recognized under the broad-based plan.

Generally, pursuant to the agreements, a change in control is deemed to occur:

(1) if any person acquires 20% or more of the Company's voting securities, other than securities acquired directly from the Company or any of its affiliates;
(2) if a majority of the Board as of the date of the agreement (or any new director whose appointment or election was approved or recommended by a vote of at least two-thirds of the Board who were either directors as of the date of the agreement or who were appointed or elected as set forth herein) are replaced;
(3) upon the consummation of a merger of the Company or any of its subsidiaries other than (a) a merger where the directors immediately prior to the merger continue to constitute at least a majority of the Board of Directors of the Company, the surviving entity or any parent thereof, or (b) a merger effected to implement a recapitalization of the Company in which no person is or becomes the beneficial owner of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities;
(4) upon a liquidation or dissolution of the Company or a sale of all or substantially all of the Company's assets, other than a sale of assets to a company, at least a majority of the Board of which were directors of the Company immediately prior to the sale; or
(5) if the Board determines that there has been a change in control of the Company.

Generally, pursuant to the agreements, good reason means:

(1) solely in the context of a change in control, a material reduction of the executive's duties and responsibilities;
(2) any failure by the Company to provide for the continuation of the executive's compensation at certain prescribed levels following a change in control;
(3) the relocation of the executive's principal place of employment after a change in control to a location more than 35 miles from the executive's principal place of employment immediately prior to the change in control;
(4) the Company requires the executive to travel on Company business to a materially greater extent than was required immediately prior to a change in control; or
(5) a material breach of the agreement by the Company.

Mr. Salustro was not entitled to any severance benefits upon his retirement, effective February 28, 2007. Upon his retirement, Mr. Salustro was entitled to (1) the retirement benefits set forth under "Pension Benefits at Fiscal Year-End 2007" and "Retirement Plans," (2) the aggregate balance in his EDCP account, (3) the aggregate balance in his 401(k) plan account, and (4) $61,284, representing the value of a prorated number of 2007 vacation days and unused vacation days from prior years. Pursuant to the terms of the WEC Performance Unit Plan, as amended, Mr. Salustro also received $593,585, the amount equal to a prorated number of performance units granted in 2005, 2006 and 2007 multiplied by $48.71, the closing price of Wisconsin Energy common stock on March 1, 2007. In addition, on February 26, 2007, the Compensation Committee accelerated the vesting of all of Mr. Salustro's outstanding stock options granted in 2005, 2006 and 2007. Mr. Salustro is eligible to participate in all retiree health and other welfare benefits.

The following table shows the potential payments upon termination or a change in control of the Company for Gale E. Klappa.

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon a Change in Control ($)	Disability ($)	Death ($)
Compensation:							
Cash Severance	--	--	--	9,406,818	9,406,818	--	--
Additional Pension Credited Service	--	--	--	1,935,974	1,935,974	--	--
Additional 401(k) and EDCP Match	--	--	--	282,205	282,205	--	--
Long-Term Incentive Compensation:							
Performance Units	--	1,380,117	--	2,756,986	2,756,986	2,756,986	2,756,986
Restricted Stock	--	1,279,076	--	1,279,076	1,279,076	1,279,076	1,279,076
Options	--	2,586,025	--	2,586,025	2,586,025	2,586,025	2,586,025
Benefits & Perquisites:							
Retirement Plans	69,474	10,434,298	69,474	9,530,891	9,530,891	10,434,298	4,356,966
Health and Welfare Benefits	--	--	--	35,829	35,829	--	--
Excise Tax Gross-Up	--	--	--	--	9,536,347	--	--
Financial Planning	--	--	--	45,000	45,000	--	--
Outplacement	--	--	--	30,000	30,000	--	--
Total	69,474	15,679,516	69,474	27,888,804	37,425,151	17,056,385	10,979,053

The following table shows the potential payments upon termination or a change in control of the Company for Allen L. Leverett.

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon a Change in Control ($)	Disability ($)	Death ($)
Compensation:							
Cash Severance	--	--	--	3,036,088	4,554,132	--	--
Additional Pension Credited Service	--	--	--	320,941	463,299	--	--
Additional 401(k) and EDCP Match	--	--	--	87,519	131,278	--	--
Long-Term Incentive Compensation:							
Performance Units	--	662,676	--	1,244,541	1,244,541	1,244,541	1,244,541
Restricted Stock	--	312,085	--	312,085	312,085	312,085	312,085
Options	--	1,000,520	--	1,000,520	1,000,520	1,000,520	1,000,520
Benefits & Perquisites:							
Retirement Plans	56,117	1,074,145	56,117	1,150,826	1,150,826	1,074,145	709,352
Health and Welfare Benefits	--	--	--	23,886	35,829	--	--
Excise Tax Gross-Up	--	--	--	--	3,830,983	--	--
Financial Planning	--	--	--	45,000	45,000	--	--
Outplacement	--	--	--	30,000	30,000	--	--
Total	56,117	3,049,426	56,117	7,251,406	12,798,493	3,631,291	3,266,498

The following table shows the potential payments upon termination or a change in control of the Company for Frederick D. Kuester.

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon a Change in Control ($)	Disability ($)	Death ($)
Compensation:							
Cash Severance	--	--	--	3,154,464	4,731,696	--	--
Additional Pension Credited Service	--	--	--	618,625	1,307,526	--	--
Additional 401(k) and EDCP Match	--	--	--	94,634	146,951	--	--
Long-Term Incentive Compensation:							
Performance Units	--	622,676	--	1,244,541	1,244,541	1,244,541	1,244,541
Restricted Stock	--	767,816	--	767,816	767,816	767,816	767,816
Options	--	1,000,520	--	1,000,520	1,000,520	1,000,520	1,000,520
Benefits & Perquisites:							
Retirement Plans	59,178	6,031,126	59,178	4,398,016	5,842,153	6,031,126	2,692,970
Health and Welfare Benefits	--	--	--	23,886	35,829	--	--
Excise Tax Gross-Up	--	--	--	--	5,154,547	--	--
Financial Planning	--	--	--	45,000	45,000	--	--
Outplacement	--	--	--	30,000	30,000	--	--
Total	59,178	8,422,138	59,178	11,377,502	20,306,579	9,044,003	5,705,847

The following table shows the potential payments upon termination or a change in control of the Company for James C. Fleming.

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon a Change in Control ($)	Disability ($)	Death ($)
Compensation:							
Cash Severance	--	--	--	1,988,024	2,982,036	--	--
Additional Pension Credited Service	--	--	--	280,000	509,102	--	--
Additional 401(k) and EDCP Match	--	--	--	59,641	89,461	--	--
Long-Term Incentive Compensation:							
Performance Units	--	355,583	--	681,940	681,940	681,940	681,940
Restricted Stock	--	101,609	--	101,609	101,609	101,609	101,609
Options	--	751,358	--	751,358	751,358	751,358	751,358
Benefits & Perquisites:							
Retirement Plans	25,843	325,426	25,843	328,874	326,678	325,426	320,293
Health and Welfare Benefits	--	--	--	23,886	35,829	--	--
Excise Tax Gross-Up	--	--	--	--	2,215,455	--	--
Financial Planning	--	--	--	45,000	45,000	--	--
Outplacement	--	--	--	30,000	30,000	--	--
Total	25,843	1,533,976	25,843	4,290,332	7,768,468	1,860,333	1,855,200

The following table shows the potential payments upon termination or a change in control of the Company for Kristine A. Rappé.

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon a Change in Control ($)	Disability ($)	Death ($)
Compensation:							
Cash Severance	--	--	--	1,205,606	1,808,409	--	--
Additional Pension Credited Service	--	--	--	173,457	260,186	--	--
Additional 401(k) and EDCP Match	--	--	--	36,168	54,252	--	--
Long-Term Incentive Compensation:							
Performance Units	--	279,271	--	535,810	535,810	535,810	535,810
Restricted Stock	--	347,936	--	347,936	347,936	347,936	347,936
Options	--	581,948	--	581,948	581,948	581,948	581,948
Benefits & Perquisites:							
Retirement Plans	459,920	1,966,931	459,920	2,564,044	2,564,044	1,966,931	1,713,429
Health and Welfare Benefits	--	--	--	23,886	35,829	--	--
Excise Tax Gross-Up	--	--	--	--	2,599,803	--	--
Financial Planning	--	--	--	30,000	30,000	--	--
Outplacement	--	--	--	30,000	30,000	--	--
Total	459,920	3,176,086	459,920	5,528,855	8,848,217	3,432,625	3,179,123

DIRECTOR COMPENSATION

The following table summarizes total compensation awarded to, earned by or paid to each of WEC's non-employee directors during 2007.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name	Fees Earned or Paid In Cash ($)	Stock Awards (1)(2)(3) ($)	Option Awards (4) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation (5) ($)	Total ($)
John F. Ahearne	82,500	68,493	--	--	--	24,893	175,886
John F. Bergstrom	80,000	68,493	--	--	--	19,203	167,696
Barbara L. Bowles	80,000	68,493	--	--	--	17,602	166,095
Patricia W. Chadwick	75,000	35,615	--	--	--	20,434	131,049
Robert A. Cornog	75,000	68,493	--	--	--	38,788	182,281
Curt S. Culver	80,000	68,493	--	--	--	13,683	162,176
Thomas J. Fischer	82,500	57,562	--	--	--	23,387	163,449
Ulice Payne, Jr.	75,000	68,493	--	--	--	9,677	153,170
Frederick P. Stratton, Jr.	75,000	68,493	--	--	--	43,880	187,373

(1) The amounts reported reflect the amounts recognized for financial statement reporting purposes in our 2007 consolidated financial statements in accordance with SFAS 123R for annual restricted stock awards made to directors in 2005, 2006 and 2007. Each restricted stock award vests in full on the third anniversary of the grant date. We made certain assumptions in our valuation of the restricted stock awarded to the directors. See Note J -- Common Equity in the Notes to Consolidated Financial Statements in our 2007 Annual Report on Form 10-K for a description of these assumptions.

(2) The grant date fair value of each award made in 2007 determined in accordance with SFAS 123R is $75,000.

(3) Directors held the following number of shares of restricted stock as of December 31, 2007: Dr. Ahearne (5,378), Mr. Bergstrom (5,378), Ms. Bowles (5,378), Ms. Chadwick (2,459), Mr. Cornog (5,378), Mr. Culver (5,379), Mr. Fischer (4,179), Mr. Payne (5,378) and Mr. Stratton (5,378).

(4) Directors held the following number of options to purchase Wisconsin Energy common stock as of December 31, 2007, all of which are exercisable: Dr. Ahearne (13,000), Mr. Bergstrom (23,000), Ms. Bowles (26,000), Mr. Cornog (26,000), Mr. Payne (10,000) and Mr. Stratton (20,000).

(5) All amounts represent costs for the Directors' Charitable Awards Program.

Compensation of the Board of Directors

During 2007, each non-employee director received an annual retainer fee of $75,000. Non-employee chairs of Board committees received a quarterly retainer of $1,250, except the chair of the Audit and Oversight Committee and the Lead Nuclear Director each received a quarterly retainer of $1,875. The Company reimbursed non-employee directors for all out-of-pocket travel expenses (which reimbursed amounts are not reflected in the table above). Each non-employee director also received on January 3, 2007, the 2007 annual stock compensation award in the form of restricted stock equal to a value of $75,000, with all shares vesting three years from the grant date. Employee directors do not receive these fees. Insurance is also provided by the Company for director liability coverage, fiduciary and employee benefit liability coverage and travel accident coverage for director travel on Company business. The premiums paid for this insurance are not included in the amounts reported in the table above.

Non-employee directors may defer all or a portion of director fees pursuant to the Directors' Deferred Compensation Plan. Deferred amounts can be credited to any of ten measurement funds, including a WEC phantom stock account. The value of these accounts will appreciate or depreciate based on market performance, as well as through the accumulation of reinvested dividends. Deferral amounts are credited to accounts in the name of each participating director on the books of WEC, are unsecured and are payable only in cash following termination of the director's service to WEC and its subsidiaries. The deferred amounts will be paid out of general corporate assets or the assets of the WEC Amended Non-Qualified Trust.

Although WEC directors also serve on the Wisconsin Electric and Wisconsin Gas boards and their committees, a single annual retainer fee was paid and only a single attendance fee was paid for meetings held on the same day. Fees were allocated among WEC, Wisconsin Electric and Wisconsin Gas based on services rendered.

The Company has a Directors' Charitable Awards Program to help further its philosophy of charitable giving. Under the program, the Company intends to contribute up to $100,000 per year for 10 years to one or more charitable organizations chosen by each director, including employee directors, upon the director's death. Directors are provided with one charitable award benefit for serving on the boards of WEC and its subsidiaries. There is a vesting period of three years of service on the Board required for participation in this program. Charitable donations under the program will be paid out of general corporate assets. Directors derive no financial benefit from the program, and all income tax deductions accrue solely to the Company. The tax deductibility of these charitable donations mitigates the net cost to the Company. The Directors' Charitable Awards Program has been eliminated for any new directors elected after January 1, 2007 because the Compensation Committee concluded, based on a market review, that the program was no longer needed to attract new directors. Directors already participating as of that date were grandfathered.

In December 2007, the Compensation Committee reviewed director compensation and determined that no changes should be made for 2008.

WEC COMMON STOCK OWNERSHIP

Directors, Nominees and Executive Officers. The following table lists the beneficial ownership of WEC common stock of each director, nominee, named executive officer and all of the directors and executive officers as a group as of February 15, 2008. In general, "beneficial ownership" includes those shares as to which the indicated persons have voting power or investment power and stock options that are exercisable currently or within 60 days of February 15, 2008. Included are shares owned by each individual's spouse, minor children or any other relative sharing the same residence, as well as shares held in a fiduciary capacity or held in WEC's Stock Plus Investment Plan and 401(k) plan. None of these persons beneficially owns more than 1% of the outstanding common stock.

	Shares Beneficially Owned(1)		
Name	Shares Owned(2)(3)(4)(5)	Option Shares Exercisable Within 60 Days	Total
John F. Ahearne	16,194	13,000	29,194
John F. Bergstrom	8,884	23,000	31,884
Barbara L. Bowles	11,854	26,000	37,854
Patricia W. Chadwick	4,021	--	4,021
Robert A. Cornog	12,620	24,500	37,120
Curt S. Culver	4,884	--	4,884
Thomas J. Fischer	8,661	--	8,661
James C. Fleming	1,900	--	1,900
Gale E. Klappa	39,771	730,000	769,771
Frederick D. Kuester	20,032	450,000	470,032
Allen L. Leverett	7,658	450,000	457,658
Ulice Payne, Jr.	8,088	10,000	18,088
Kristine A. Rappé	13,960	95,925	109,885
Larry Salustro	--	224,000	224,000
Frederick P. Stratton, Jr.	13,984	20,000	33,984
All directors and executive officers as a group (16 persons)	194,276	2,061,481(6)	2,255,757(7)

(1) Information on beneficially owned shares is based on data furnished by the specified persons and is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as required for purposes of this proxy statement. It is not necessarily to be construed as an admission of beneficial ownership for other purposes.

(2) Certain directors, named executive officers and other executive officers also hold share units in the WEC phantom common stock account under WEC's deferred compensation plans as indicated: Mr. Bergstrom (11,820), Mr. Cornog (17,712), Mr. Culver (9,774), Mr. Fleming (1,049), Mr. Kuester (2,660), Ms. Rappé (9,145), Mr. Stratton (13,725) and all directors and executive officers as a group (66,944). Share units are intended to reflect the performance of WEC common stock and are payable in cash. While these units do not represent a right to acquire WEC common stock, have no voting rights and are not included in the number of shares reflected in the "Shares Owned" column in the table above, the Company listed them in this footnote because they represent an additional economic interest of the directors, named executive officers and other executive officers tied to the performance of WEC common stock.

(3) Each individual has sole voting and investment power as to all shares listed for such individual, except the following individuals have shared voting and/or investment power (included in the table above) as indicated: Mr. Bergstrom (3,000), Mr. Cornog (5,007), Mr. Klappa (2,500), Mr. Stratton (4,600) and all directors and executive officers as a group (15,107).

(4) Certain directors and executive officers hold shares of restricted stock (included in the table above) over which the holders have sole voting but no investment power: Dr. Ahearne (4,884), Mr. Bergstrom (4,884), Ms. Bowles (4,884), Ms. Chadwick (4,021), Mr. Cornog (4,884), Mr. Culver (4,884), Mr. Fischer (5,741), Mr. Fleming (1,558), Mr. Klappa (26,259), Mr. Kuester (15,763), Mr. Leverett (6,407), Mr. Payne (4,884), Ms. Rappé (6,876), Mr. Stratton (4,884) and all directors and executive officers as a group (108,494).

(5) None of the shares beneficially owned by the directors, named executive officers and all directors and executive officers as a group are pledged as security.

(6) Option shares listed include options granted by WICOR, Inc. which were converted to WEC stock options on the effective date of the acquisition of WICOR, Inc.

(7) Represents 1.9% of total WEC common stock outstanding on February 15, 2008.

Owners of More than 5%. The following table shows stockholders who reported beneficial ownership of more than 5% of WEC common stock, based on the information they have reported. This information is based upon the Forms 13G filed in February 2008 and reflects stock holdings as of December 31, 2007.

	Voting Authority		Dispositive Authority		Total Shares Beneficially Owned	Percent of WEC Common Stock
Name and Address	Sole	Shared	Sole	Shared		
FMR LLC[1] 82 Devonshire Street Boston, MA 02109	4,272	0	9,562,072	0	9,562,072	8.177%
Pzena Investment Management, LLC 120 West 45th Street, 20th Floor New York, NY 10036	4,115,641	0	7,610,041	0	7,610,041	6.51%

(1) FMR LLC is a parent holding company. The reported beneficial ownership of FMR LLC consists of: (a) Fidelity Management & Research Company (a wholly owned subsidiary of FMR LLC) is the beneficial owner of 9,557,800 shares, of which FMR LLC and Edward C. Johnson III, Chairman of FMR LLC, have sole power to dispose of the shares; and (b) Strategic Advisers, Inc. (a wholly owned subsidiary of FMR LLC) is the beneficial owner of 4,272 shares, of which FMR LLC has sole dispositive power and the power to vote or direct the voting. Members of Mr. Johnson's family are the predominant owners of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC, and all Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. As such, members of Mr. Johnson's family may be deemed to be members of a controlling group with respect to FMR LLC.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers, directors and persons owning more than ten percent of WEC's common stock to file reports of ownership and changes in ownership of equity and derivative securities of WEC with the Securities and Exchange Commission and the New York Stock Exchange. Specific due dates for those reports have been established by the Securities and Exchange Commission, and the Company is required to disclose in this proxy statement any failure to file by those dates during the 2007 fiscal year. To the Company's knowledge, based on information provided by the reporting persons, all applicable reporting requirements for fiscal year 2007 were complied with in a timely manner, except that one purchase in the open market by Mr. Bergstrom was inadvertently reported late.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to an agreement with WEC, Fidelity Management Trust Company (Fidelity), a wholly-owned subsidiary of FMR LLC, holds and invests the assets of the Wisconsin Energy Corporation Employee Retirement Savings Plan (Plan). Fidelity has managed the Plan's assets since 1992. FMR LLC became a beneficial holder of more than 5% of WEC common stock, exclusive of shares held in the Plan, in 2003. Pursuant to the terms of its agreement with Fidelity, the Company may be required to make payments to Fidelity and/or its affiliates directly; however, it is not currently required to do so. Fidelity and its affiliates are currently compensated through the customary management fees collected by Fidelity's affiliated mutual funds in which some of the Plan's assets are invested.

AVAILABILITY OF FORM 10-K

A copy (without exhibits) of WEC's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission, is available without charge to any stockholder of record or beneficial owner of WEC common stock by writing to the Corporate Secretary, Susan H. Martin, at the Company's principal business office, 231 West Michigan Street, P. O. Box 1331, Milwaukee, Wisconsin 53201. The WEC consolidated financial statements and certain other information found in the Form 10-K are provided in our 2007 Annual Financial Statements and Review of Operations. The Form 10-K, along with this proxy statement and all of WEC's other filings with the Securities and Exchange Commission, is also available in the "Investor Relations" section of the Company's website at www.wisconsinenergy.com.

ACCOUNT INFORMATION

- Visit **www.bnymellon.com/shareowner/isd**. Wisconsin Energy's transfer agent, BNY Mellon Shareowner Services, provides registered stockholders secure account access. Stockholders can view share balances, market value, tax documents and account statements, request electronic delivery of documents, review answers to frequently asked questions and perform many transactions at **www.bnymellon.com/shareowner/isd**.

- Write to:
  Wisconsin Energy Corporation
  c/o BNY Mellon Shareowner Services
  P.O. Box 358015
  Pittsburgh, PA 15252-8015

- Call BNY Mellon Shareowner Services at **800-558-9663**. Service representatives are available from 7 a.m. to 7 p.m. Central time on business days. An automated voice-response system also provides information 24 hours a day, seven days a week.

Securities analysts and institutional investors may contact our Investor Relations Line at **414-221-2592**. Stockholders who hold Wisconsin Energy stock in brokerage accounts should contact their brokerage firm.

STOCK PURCHASE PLAN

Wisconsin Energy's Stock Plus Investment Plan provides a convenient way to purchase WEC common stock and reinvest dividends. To review the Prospectus and download an enrollment form, go to **www.wisconsinenergy.com** and select the Investor Relations tab. You also may contact BNY Mellon Shareowner Services at **800-558-9663** to request an enrollment package. This is not an offer to sell, or a solicitation of an offer to buy, any securities. Any stock offering will be made only by Prospectus.

DIVIDENDS

Dividends, as declared by the board of directors, typically are payable on the first day of March, June, September and December. Stockholders may have their dividends deposited directly into their bank accounts. Contact BNY Mellon Shareowner Services to request an authorization form. For additional information, see page F-83.

INTERNET ACCESS HELPS REDUCE COSTS

To obtain the latest information about Wisconsin Energy Corporation, please access **www.wisconsinenergy.com**. The site provides access to financial, corporate governance and other information, including Securities and Exchange Commission reports.

DUPLICATE MAILINGS

To combine accounts or to discontinue multiple mailings of the proxy statement and annual report to your address, contact BNY Mellon Shareowner Services.

ANNUAL CERTIFICATIONS

Wisconsin Energy has filed the required certifications of its Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of its public disclosures as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for the year ended Dec. 31, 2007. The certification of Wisconsin Energy's Chief Executive Officer regarding compliance with the New York Stock Exchange corporate governance listing standards will be filed with the NYSE following the 2008 Annual Meeting of Stockholders. Last year, we filed this certification with the NYSE on May 24, 2007.

CORPORATE GOVERNANCE

Wisconsin Energy is proud of its tradition of maintaining sound corporate governance practices. Wisconsin Energy has consistently received a perfect 10 — the highest possible score — from GovernanceMetrics International (GMI), a corporate governance research and ratings agency. In 2007, out of more than 4,000 companies worldwide evaluated by GMI, Wisconsin Energy was recognized again with a perfect 10. Historically, Wisconsin Energy has been one of only six companies worldwide, and one of only three U.S. companies, that has consistently received GMI's highest rating.

Wisconsin Energy Corporation

Wisconsin Energy Corporation

231 W. MICHIGAN ST.

P.O. BOX 1331

MILWAUKEE, WI 53201

414-221-2345

www.wisconsinenergy.com

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2K8086-1517-RSK-CG-93K

END